As filed with the Securities and Exchange Commission on August 3, 2004

Registration No. 333-115205

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 5 to

Form S-1

REGISTRATION STATEMENT

Under

THE SECURITIES ACT OF 1933

PRN CORPORATION

(Exact name of registrant as specified in its charter)

Delaware	4833	54-1615029
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

600 Harrison Street

4th Floor

San Francisco, CA 94107

(415) 808-3500

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Charles A. Nooney

Chief Executive Officer and Chairman of the Board

PRN Corporation

600 Harrison Street, 4th Floor

San Francisco, CA 94107

(415) 808-3500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Jorge del Calvo, Esq. Stanley F. Pierson, Esq. Mary A. Helvey, Esq. Pillsbury Winthrop LLP 2475 Hanover Street Palo Alto, California 94304-1114 (650) 233-4500	Craig W. Adas, Esq. Anthony S. Wang, Esq. Weil, Gotshal & Manges LLP 201 Redwood Shores Parkway Redwood Shores, California 94065 (650) 802-3000

Approximate date of commencement of proposed sale to the public:    As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and we are not soliciting any offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to Completion, dated August 3, 2004

PROSPECTUS

7,000,000 Shares

Common Stock

We are offering 7,000,000 shares of our common stock in this initial public offering. No public market currently exists for our common stock.

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “PRNC.” We anticipate that the initial public offering price will be between $13.00 and $15.00 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 8.

	Per Share	Total
Public Offering Price	$	$
Underwriting Discount	$	$
Proceeds to PRN (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to an aggregate of 1,050,000 additional shares of common stock on the same terms and conditions set forth above to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                     , 2004.

LEHMAN BROTHERS

CREDIT SUISSE FIRST BOSTON

UBS INVESTMENT BANK

                    , 2004

PRN is the largest in-store television network in the United States, broadcasting in over 5,000 stores.

NATIONAL REACH

CAPTIVE AUDIENCE

RELEVANT CONTENT

REVLON

TARGETED MEDIA

TIMELY DELIVERY

PRN™

Until                     , 2004 (25 days after the commencement of this offering), all dealers that effect transactions in our shares, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different from that contained in this prospectus. This prospectus is not an offer to sell or a solicitation of an offer to buy shares in any jurisdiction where such offer or any sales of shares would be unlawful. The information in this prospectus is complete and accurate only as of the date of the front cover regardless of the time of delivery of this prospectus or of any sale of shares.

PRN® and the PRN name and design logo are our registered trademarks. We also use the following trademarks, some of which are pending registration as intent-to-use applications: Interactive Department, Redefining Mass Media, Digital Department, The Mass Channel, Aisles vs. Miles, Premier Retail Networks, Media Where It Matters, HD A to Z, This is HD and Design, Supermarket Network and Design, and Sample Size. Other trade names, trademarks and service marks appearing in this prospectus are the property of their respective holders.

This prospectus contains statistical data that we obtained from industry publications and reports generated by IDC, Jack Myers Report, National Cable & Telecommunications Association, Nielsen Media Research, Point-Of-Purchase Advertising International, Veronis Suhler Stevenson and Zenith Optimedia. These industry publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. While we believe these publications are reliable, we have not independently verified their data.

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PROSPECTUS SUMMARY

This summary highlights key aspects of the information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our common stock. You should read this entire prospectus carefully, especially the risks of investing in our common stock discussed under “Risk Factors” beginning on page 8.

PRN Corporation

Overview

We are the largest in-store television network in the United States based on the number of consumers reached each month. We sell airtime on our proprietary network, the PRN Network, to national and local advertisers that want to target consumers within the United States. We deliver programming and television advertising to consumers in the stores of mass merchant, department store, consumer electronics, warehouse club and supermarket retailers. Based on information provided by several third-party research firms and retailers, we estimate that the PRN Network is watched approximately 180 million times each month by consumers in retail stores. This estimate is calculated by multiplying the number of stores airing the PRN Network, as reported by each retailer, by the average number of consumers per store who said they viewed the PRN Network, according to surveys conducted by several independent research firms. This measurement can include multiple shopping visits by the same consumer in a given month.

In 2003, more than 150 advertisers purchased airtime on the PRN Network, including major consumer product companies, major entertainment companies, large consumer electronics companies, satellite service providers and television networks. The PRN Network enables advertisers to target specific consumer groups, while they are shopping in retail stores making purchasing decisions, with advertising messages that generate significant recall of advertised products. In a March 2002 custom study of a major U.S. retailer, Nielsen Media Research, Inc. reported average brand recall of 66.8% for persons ten years of age and older who watched/listened to the network. This is the total of unaided plus aided recall and is a modeled estimate. This research methodology, typically used to measure recall of media, involves a process where consumers are first asked what they remember about a product without it being mentioned by name, called unaided recall, and then asked if they remember when the specific product is named, called aided recall.

Programming on the PRN Network is targeted to a captive audience of shoppers in the stores of our retailers. Consumers can view and listen to our programming in high traffic areas, key departments, areas where consumers wait for service and check-out lanes. Over the last ten years, we have developed a television programming format that we believe improves the shopping experience by providing relevant, informative and entertaining content to consumers in the retail environment. Our programming consists primarily of traditional television advertising, custom advertising segments and other content supplied by leading media companies including Discovery, ESPN, the Food Network and Lifetime.

We derive revenues from services related to the operation of the PRN Network from three sources: advertising airtime sales, media management services and creative services. Advertising airtime sales to advertisers and retailers account for a majority of our revenues.

For the year ended December 31, 2003, we generated $112 million of revenues and $10 million of net income. For the quarter ended March 31, 2004, we generated $27 million of revenues and $1 million of net income. We generated net losses during the years ended December 31, 1999, 2000, 2001 and 2002. As of March 31, 2004, we had an accumulated deficit of approximately $95.8 million, the majority of which is related to non-operating accretion charges of $64.2 million related to our redeemable convertible preferred stock.

Wal-Mart Stores is our single largest source of revenue. We generate revenues under contracts directly with Wal-Mart for media management services, advertising airtime and creative services, which accounted for 35% of our total revenues for the year ended December 31, 2003 and 37% of our total revenues for the three months ended March 31, 2004. We also generate revenues under contracts with third-party advertisers purchasing airtime or creative services for the PRN Network in Wal-Mart stores, which accounted for an additional 54% of our total revenues for the year ended December 31, 2003 and an additional 50% of our total revenues for the three months ended March 31, 2004. Together, revenues from contracts entered into directly with Wal-Mart and revenues from contracts entered into with third-party advertisers purchasing airtime or creative services airing in Wal-Mart stores accounted for 89% of our total revenues for the year ended December 31, 2003 and 87% of our total revenues for the quarter ended March 31, 2004. Our current agreement with Wal-Mart expires on March 31, 2005, but our relationship under the agreement continues through September 30, 2005, after which time the relationship would terminate if not renewed. Wal-Mart is not obligated to renew its agreement with us. A more detailed discussion of our relationship with Wal-Mart appears in the Risk Factors and the Business sections.

Factors Leading to Advertiser Adoption of the PRN Network

We believe we are well-positioned to take advantage of the anticipated shift of advertising dollars away from traditional at-home television networks. The following factors should lead to increased adoption of the PRN Network:

•	National Reach. Through the PRN Network, we enable national and local advertisers to target consumers in over 5,000 retail stores in all of the 210 media markets designated by AC Nielsen in the United States.

•	Captive Audience. We estimate that each month there are more than 680 million shopping visits to retailers carrying the PRN Network. Unlike viewers of at-home broadcast television, viewers of our network do not have the ability to change channels, skip commercials or time-shift their viewing.

•	Relevant Content. Our programming integrates advertisers’ messages in a relevant, informative and entertaining context that is specifically tailored to consumers in the retail environment. According to Point-Of-Purchase Advertising International, approximately 70% of brand decisions are made while consumers are in stores.

•	Targeted Media. Our network has the capability to deliver highly targeted messages for our advertisers based on demographics, product distribution, geography, type of retail store and location within the store.

•	Timely Delivery. We believe the PRN Network enables advertisers to deliver their messages at the precise time when they create the most value.

Our Competitive Strengths

First Mover Advantage.    We have been selling airtime on the PRN Network for over ten years. Across the stores airing the PRN Network there are over 5,000 installed computer servers, thousands of video displays, and, typically, satellite equipment to receive our programming.

Established Advertiser Base.    Our national advertising sales force sells airtime to advertisers spanning most major advertising categories, including apparel, consumer packaged goods, electronics, entertainment, financial services, office supplies, pharmaceutical, retail and telecommunication services.

Media Management Expertise.    Over the past ten years, we have invested in software and other proprietary technologies for operating the PRN Network. These technologies combined with our management know-how enable us to produce, manage and distribute thousands of individual media files across the PRN Network.

Acquisition and Integration Experience.    We have successfully completed three acquisitions in the past eight years, through which we have broadened our retailer base to include Best Buy, Circuit City, Ralphs and Sears.

Corporate Information

We were incorporated in Delaware in February 1992 as JMC Acquisitions, Inc. We changed our name to PICS Previews, Inc. in January 1994, to Qorvis Media Group, Inc. in April 1997 and to PRN Corporation in June 2000. Our principal executive offices are located at 600 Harrison Street, 4th Floor, San Francisco, California 94107 and our telephone number is (415) 808-3500. We maintain a web site at www.prn.com. The reference to our web address does not constitute incorporation by reference of the information contained on this web site. In this prospectus, “PRN,” “we,” “us” and “our” refer to PRN Corporation and its consolidated subsidiaries.

The Offering

Common stock offered by PRN	7,000,000 shares

Common stock to be outstanding after this offering	21,905,261 shares

Use of proceeds

We intend to use approximately $44.6 million of the net proceeds from this offering to redeem 2,361,276 shares of our currently outstanding series E redeemable convertible preferred stock. This amount will be adjusted upward to the extent the initial public offering price of our common stock is greater than $18.90 per share. From this redemption consideration, consistent with a prior agreement with holders of our series E redeemable convertible preferred stock, approximately $1.1 million will be further distributed to holders of our series B, C and D redeemable convertible preferred stock and approximately $1.1 million will be further distributed to members of our management and other key employees. We intend to use the remaining $44.9 million of the net proceeds from this offering for general corporate purposes, including working capital, and possible acquisitions of businesses, products or technologies that we believe complement our business. See “Use of Proceeds” and “Certain Relationships and Related Transactions.”

Proposed Nasdaq National Market symbol	PRNC

The number of shares of common stock that will be outstanding immediately after this offering is based on the number of shares outstanding on March 31, 2004 and excludes:

•	917,150 shares of common stock subject to warrants outstanding as of March 31, 2004, with a weighted average exercise price of $8.10 per share;

•	3,867,849 shares of common stock subject to options outstanding as of March 31, 2004, with a weighted average exercise price of $4.55 per share; and

•	2,779,431 shares of common stock available for future issuance under our stock option plans and employee stock purchase plan.

Unless otherwise stated, all information in this prospectus:

•	assumes an initial public offering price of $14.00 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus;

•	reflects the filing, prior to the completion of this offering, of our amended and restated certificate of incorporation, referred to in this prospectus as our certificate of incorporation, and the adoption of our amended and restated bylaws, referred to in this prospectus as our bylaws, implementing the provisions described under “Description of Capital Stock;”

•	assumes the issuance to the holders of series D and E redeemable convertible preferred stock of warrants to purchase 1,682,322 shares of common stock and, at the completion of this offering, the exercise of these warrants and of other outstanding warrants to purchase 1,141,898 shares of common stock;

•	assumes the redemption of 2,361,276 shares of our series E redeemable convertible preferred stock at the completion of this offering;

•	reflects the automatic conversion of all of our outstanding shares of series A convertible preferred stock and all of our remaining outstanding shares of redeemable convertible preferred stock into shares of common stock, and the automatic conversion of all of our outstanding shares of class A common stock into shares of common stock; and

•	assumes no exercise of the over-allotment option granted to the underwriters.

Summary Consolidated Financial Data

The following table provides summary historical consolidated financial data for the periods indicated. You should read this information in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus.

The summary consolidated statement of operations data for each of the fiscal years ended December 31, 2001, 2002 and 2003 and the summary consolidated balance sheet data as of December 31, 2002 and 2003 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The summary consolidated statements of operations data for each of the three-month periods ended March 31, 2003 and 2004 and the summary consolidated balance sheet data as of March 31, 2004 are derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The summary consolidated balance sheet data as of December 31, 2001 are derived from our audited consolidated financial statements not included in this prospectus and as of March 31, 2003 are derived from our unaudited consolidated financial statements not included in this prospectus.

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	($ in thousands, except per share and per CVA data)
Consolidated statements of operations data:
Revenues	$58,146	$82,164	$112,082	$21,616	$26,691
Impairment of PRN Network equipment	—	10,866	—	—	—
Other operating costs and expenses	59,501	77,539	102,937	21,022	25,771

Income (loss) from operations	(1,355)	(6,241)	9,145	594	920
Other income, net	185	442	1,083	964	257

Income (loss) before provision for income taxes	(1,170)	(5,799)	10,228	1,558	1,177
Provision for income taxes	—	225	140	21	210

Net income (loss)	$(1,170)	$(6,024)	$10,088	$1,537	$967

Less: Accretion of redeemable convertible preferred stock and warrants	(6,584)	(18,605)	(25,955)	(6,004)	(7,683)

Net loss attributable to common stockholders	$(7,754)	$(24,629)	$(15,867)	$(4,467)	$(6,716)

Net income (loss) per common share attributable to common stockholders:
Basic and diluted	$(1.75)	$(4.33)	$(2.79)	$(0.79)	$(1.15)
Pro forma basic (1)			$0.56		$0.05
Pro forma diluted (1)			$0.51		$0.05
Weighted average common shares used in per share calculations (in thousands):
Basic and diluted	4,438	5,690	5,681	5,671	5,847
Pro forma basic (1)			17,916		18,082
Pro forma diluted (1)			19,698		20,064
Balance sheet data (at end of period):
Cash and equivalents	$28,699	$19,070	$16,119	$26,549	$13,459
Short-term investments	—	—	10,400	—	17,503
Total assets	60,442	60,845	79,543	65,252	77,036
Redeemable convertible preferred stock	63,485	88,577	114,532	94,581	122,215
Total stockholders’ deficit	(27,439)	(51,225)	(67,253)	(55,665)	(73,918)
Other financial and operating data:
Adjusted EBITDA (2)	$838	$7,526	$13,907	$1,630	$1,938
Adjusted EBITDA margin (3)	1.4%	9.2%	12.4%	7.5%	7.3%
Average number of CVAs (4)	31,151	31,484	33,772	32,764	34,794
Advertising revenues recognized in accordance with GAAP	$30,718	$53,275	$76,965	$13,627	$16,774
Advertising revenues per CVA (5)	$986	$1,692	$2,279	$416	$482

Various factors affect the comparability of the above summary consolidated financial data. As described further in Note 1 to the consolidated financial statements included elsewhere in this prospectus, in 2002 we recorded a $10.9 million impairment loss on PRN Network equipment. Also, as described further in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in the first quarter of 2003, we recorded a $900,000 gain in other income related to a short-term equipment financing arrangement with a retailer.

(1)	The unaudited pro forma basic and diluted net income per share data is adjusted for:

•	the assumed redemption of 2,361,276 shares of series E redeemable convertible preferred stock for an aggregate amount of approximately $44.6 million and the related sale of 3,187,723 shares of common stock at a per share amount of $14.00 in connection with the offering to generate the redemption funds;

•	the assumed conversion of all outstanding shares of series B, C and D redeemable convertible preferred stock and 2,361,284 shares of series E redeemable convertible preferred stock;

•	the conversion of all outstanding shares of series A convertible preferred stock into common stock; and

•	the exercise of warrants to purchase 2,824,220 shares of our common stock.

(2)	We define adjusted EBITDA as net income (loss) excluding other income, net, income taxes, impairment of PRN Network equipment, stock-based compensation, depreciation and amortization. This definition may not be comparable to similarly titled measures reported by other companies. We are presenting adjusted EBITDA because it provides an additional way to view our operations, when considered with both our GAAP results and the reconciliation to net income (loss), which we believe provides a more complete understanding of our business than could be obtained without this disclosure. Adjusted EBITDA is presented solely as a supplemental disclosure because we believe it is a useful tool for investors to assess the operating performance of our business without the effect of other income, net, income taxes, non-cash impairment, stock-based compensation, depreciation and amortization expenses, and because we use adjusted EBITDA internally to evaluate the performance of our personnel and also as a benchmark to evaluate our operating performance or compare our performance to that of our competitors. We use adjusted EBITDA to evaluate the performance of our business because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Television media companies such as ours typically invest in substantial capital expenditures as they expand their delivery networks, and we believe adjusted EBITDA allows us to present comparable measurements in this regard. We exclude the effects of stock-based compensation due to the non-cash nature of the expense. We also exclude the loss from the impairment of PRN Network equipment as we only experienced those costs in one quarter since inception, and we do not believe that the impairment reflects a reasonably likely recurring cost of operating our business. Our management and board of directors also use adjusted EBITDA in computing and awarding bonuses to certain of our managerial employees. Since adjusted EBITDA excludes specific operating and non-operating expenses, as detailed above, and the effects of capital expenditures, we review adjusted EBITDA alongside other GAAP measures such as net income (loss) and cash flows to obtain a full representation of our financial performance. The use of adjusted EBITDA has limitations and you should not consider adjusted EBITDA in isolation from or as an alternative to GAAP measures, such as net income, cash flows from operating activities and consolidated income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity. The following table sets forth the reconciliation of adjusted EBITDA, a non-GAAP financial measure, from net income (loss), our most directly comparable financial measure presented in accordance with GAAP.

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	($ in thousands)
Net income (loss)	$(1,170)	$(6,024)	$10,088	$1,537	$967
Other income, net	(185)	(442)	(1,083)	(964)	(257)
Provision for income taxes	—	225	140	21	210
Impairment of PRN Network equipment	—	10,866	—	—	—
Stock-based compensation	391	—	—	—	—
Depreciation and amortization	1,802	2,901	4,762	1,036	1,018

Adjusted EBITDA	$838	$7,526	$13,907	$1,630	$1,938

Adjusted EBITDA margin	1.4%	9.2%	12.4%	7.5%	7.3%

(3)	We define adjusted EBITDA margin as our adjusted EBITDA expressed as a percentage of our revenues. Adjusted EBITDA margin allows us to evaluate the efficiency of our business from period to period relative to revenues generated in those periods. This measure may not be comparable to similarly titled measures of other companies.

(4)	We define a consumer viewing area, or CVA, as a discreet shopping area of the retail store, in which one or more video displays are installed and the PRN Network is aired. Examples of individual CVAs include the television department of an electronics retailer, the entrance of a mass merchant retailer or a single check-out lane in a grocery store. Because store environments and consumer shopping patterns vary by retailer, CVAs may contain multiple video displays, and we may define CVAs differently based on configuration and programming. Average number of CVAs is calculated quarterly using the number of stores airing the PRN Network and the typical CVA configuration within these stores. Configurations of stores airing the PRN Network change from time to time based on the estimated in-service dates of CVAs.

(5)	We define our advertising revenues per CVA as our advertising revenues recognized in accordance with GAAP in a given period divided by the average number of CVAs for that same period.

Recent Financial Results

Our revenues for the three months ended June 30, 2004 were $28.6 million, as compared to revenues of $25.8 million for the three months ended June 30, 2003. Revenues for the six months ended June 30, 2004 were $55.3 million, compared to revenues of $47.4 million for the six months ended June 30, 2003. Our adjusted EBITDA for the three months ended June 30, 2004 was $3.0 million, as compared to adjusted EBITDA of $2.5 million for the three months ended June 30, 2003. Adjusted EBITDA for the six months ended June 30, 2004 was $5.0 million, compared to adjusted EBITDA of $4.2 million for the six months ended June 30, 2003.

We also expanded distribution of the PRN Network to 34,907 average consumer viewing areas, or CVAs, during the three months ended June 30, 2004 compared to 33,307 during the three months ended June 30, 2003. Our advertising revenues as recognized in accordance with GAAP increased to $18.7 million during the three months ended June 30, 2004 compared to $17.5 million during the three months ended June 30, 2003. Our advertising revenues per CVA increased to $535 for the quarter ended June 30, 2004 from $526 for the three months ended June 30, 2003.

RISK FACTORS

You should carefully consider the risks described below before making a decision to buy our common stock. If any of the following risks actually occur, our business, financial condition and results of operations could be harmed. In that case, the trading price of our common stock could decline and you might lose all or part of your investment in our common stock. You should also refer to the other information set forth in this prospectus, including our consolidated financial statements and the related notes. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also negatively impact us.

Risks Related to Our Business

We are highly dependent upon Wal-Mart, and our failure to maintain our relationship with Wal-Mart would substantially harm our business and prospects.

We are highly dependent on our relationship with Wal-Mart Stores, Inc., our largest retailer relationship, and we expect our reliance on this relationship to continue for the foreseeable future. Our dependence on Wal-Mart consists of two principal elements: (1) revenues earned under contracts entered into directly with Wal-Mart for media management services, advertising airtime and creative services and (2) revenues earned under contracts with third-party advertisers purchasing airtime or creative services for the PRN Network in Wal-Mart stores. Revenues from contracts entered into directly with Wal-Mart accounted for 35% of our total revenues for the year ended December 31, 2003 and 37% of our total revenues for the three months ended March 31, 2004. Revenues from contracts entered into with third-party advertisers purchasing airtime or creative services for the PRN Network airing in Wal-Mart stores accounted for an additional 54% of our total revenues for the year ended December 31, 2003 and an additional 50% of our total revenues for the three months ended March 31, 2004. Together, revenues from contracts entered into directly with Wal-Mart and revenues from contracts entered into with third-party advertisers purchasing airtime or creative services airing in Wal-Mart stores accounted for 89% of our total revenues for the year ended December 31, 2003 and 87% of our total revenues for the quarter ended March 31, 2004.

As of March 31, 2004, Wal-Mart aired the PRN Network in 2,621 of its stores located throughout the United States, representing almost half of the aggregate number of retail stores where the PRN Network is aired. Our current agreement with Wal-Mart expires on March 31, 2005, but our relationship under the agreement continues through September 30, 2005, after which time the relationship would terminate if not renewed. Wal-Mart is not obligated to renew its agreement with us. Wal-Mart may terminate the agreement prior to the end of the term if we default under the agreement. Any termination or non-renewal of the Wal-Mart relationship would, in addition to eliminating the revenue received directly from Wal-Mart, severely and adversely affect the revenues we receive from third-party advertisers that purchase advertising on the PRN Network aired in Wal-Mart stores. Such a termination or non-renewal may discourage advertisers from purchasing advertising on the PRN Network aired in the stores of our other retailers and new and existing retailers from airing the PRN Network. Any termination, non-renewal or reduction in services we provide to Wal-Mart would cause our revenues to decline substantially and our operating results would be seriously harmed.

Our failure to maintain existing or obtain new retailer relationships would harm our business and prospects.

Our ability to generate revenues from advertising sales and services depends upon our ongoing relationships with a limited number of retailers. In addition to our relationship with Wal-Mart Stores, Inc., we also maintain significant retailer relationships with Best Buy, Circuit City, Costco, Ralphs, SAM’s Club and Sears. These retailers are not obligated to renew their agreements with us, and we may not be able to maintain our relationships with them on satisfactory terms or at all. If one or more of our existing retailers terminates its agreement with us, advertisers may find advertising on the PRN Network unattractive and may not purchase advertising on the PRN Network, causing our revenues to decline and damage to our business and prospects. The loss of a retailer relationship would eliminate any service revenues we receive from that retailer and may also impair our ability to secure new retailer relationships. As part of our business strategy, we intend to expand our retail distribution by adding other leading retailers. Our failure to maintain existing retailer relationships or to obtain new retailer relationships would harm our business.

The retail industry is highly competitive, and a substantial weakening of, or business failure by, any of our retailers could negatively affect our revenues and jeopardize any investment we make in deploying the PRN Network in our retailers’ stores.

The retail industry is highly competitive and has experienced substantial consolidation. Because our ability to generate revenues from advertising sales and services depends upon our ongoing relationships with a limited number of retailers, any substantial weakening or failure of the business of one or more of our existing retailers, or the consolidation of one or more of our retailers with a third party, could cause our revenues to decline, damaging our business and prospects.

We have in the past and plan in the future to make significant investments in the equipment, installation and support of the PRN Network within our retailers’ stores. We intend to pursue opportunities where we may invest in new retailer relationships, and the weakening, failure or acquisition of any of our retailers in the future could result in a loss of our investment and/or a negative return on our investment. In addition, we may incur additional expenses in recovering PRN Network equipment from these retailers. For example, in 2001, we entered into an agreement with a national retailer to install the PRN Network in selected store locations throughout the United States. In connection with the planned deployment, we invested over $15 million in PRN Network equipment. In January 2002, and prior to the installation of the PRN Network, the retailer filed for Chapter 11 bankruptcy protection. After the retailer’s bankruptcy filing, the retailer rejected our distribution agreement, and as a result, we recorded an impairment charge of $10.9 million in 2002. If any of our other current or future retailers suffer any business failures, we could have negative returns on our investments and our business would suffer.

The process to develop a retailer relationship and install the PRN Network throughout a chain of stores can be time-consuming and requires us to expend a substantial amount of resources, from which we may never recognize the anticipated benefits.

Our success depends in large part on our ability to establish relationships with large retailers that have a meaningful number of stores. The process to establish these relationships can be lengthy because in-store television is a relatively new form of media, and we often must inform retailers about the benefits of the PRN Network to the retailer and its customers. Potential retailer partners also typically engage in extensive internal reviews and analyses, including pilot programs, before making purchase decisions. We can expend a substantial amount of resources during this decision-making process, and a retailer may decide not to proceed with deployment. If retailers do not accept the PRN Network as effective media for their stores, we may not be able to grow our business or our revenues.

Once a retailer has agreed to install the PRN Network in a number of their stores, we must invest substantial time and resources in installation prior to receiving any revenues. We may experience increased distribution and operations costs during or after deployment. We may also experience delays in the generation of revenues, if any, due to deployment delays or difficulties in selling airtime in these stores to new or current advertisers. We may be unable to generate sufficient revenues, if any, from selling the airtime in these stores to offset the cost of securing the new retailer and deploying and operating the PRN Network in the stores.

We have relied, and expect to continue to rely, on a limited number of advertisers for a significant portion of our revenues, and our revenues could decline due to the delay of orders from, or the loss of, one or more significant advertisers.

In addition to our advertising relationship with Wal-Mart, we have relationships with other major advertisers, five of whom together accounted for approximately 18% of our revenues for the year ended December 31, 2003, and five of whom together accounted for approximately 27% of our revenues for the three months ended March 31, 2004. We expect that a small number of advertisers will constitute a significant portion of our revenues for the foreseeable future. Our relationships with these advertisers may not expand or may be disrupted. If a major advertiser purchases less advertising or defers orders in any particular period, or if a relationship with a major advertiser is terminated, our revenues could decline and our operating results may suffer.

If advertisers do not accept the PRN Network as a necessary component of their overall advertising strategies and budgets, our revenues may be negatively affected and our business may not expand or be successful.

The market for in-store television networks is relatively new and its potential is uncertain. We compete for advertising spending with many forms of major media advertising. Our success depends on the acceptance of the PRN Network by advertisers. Advertisers may elect not to participate if they believe that consumers are not receptive to the PRN Network or that the PRN Network does not provide sufficient value as an advertising medium. An advertiser visiting a store airing the PRN Network may not be satisfied with the experience provided to consumers, may not witness any consumers watching the PRN Network or may see a segment containing a technical error in presentation. As a result, the advertiser may cancel or not renew its advertising commitment with us. If advertisers do not consider advertising on the PRN Network as part of their overall advertising strategies and budgets, we may be unable to generate sufficient revenues for our business.

If consumers do not accept the PRN Network as a part of the shopping experience, we will be unable to grow or maintain our business.

The success of our business is dependent upon the long-term acceptance of in-store television by consumers. If consumer viewership of the PRN Network, or sentiment towards advertising in general, shifts such that consumers become less receptive to the PRN Network, advertisers may reduce their spending on the PRN Network and retailers may determine not to carry the PRN Network in their stores.

Advertisers may not accept our measurements of the PRN Network audience or the methodologies may change, which could negatively impact our ability to market and sell our advertising packages.

We engage third-party research firms to study the number of people viewing the PRN Network, consumer viewing habits and brand recall. Because the PRN Network is different from at-home broadcast media, third-party research firms have developed measuring standards and methodologies that differ from those used to measure the amount and characteristics of viewers for other broadcast media. We market and sell advertising packages to advertisers based on these measurements. If third-party research firms were to change the way they measure the viewers on the PRN Network or their viewing habits, it could have an adverse effect on our ability to sell advertising on the PRN Network. In addition, if advertisers do not accept or challenge the way third parties measure our viewers or their viewing habits, advertisers may be unwilling to purchase advertising at prices acceptable to us, if at all, and our revenues and operating results could be negatively impacted.

We have a history of losses, have only recently become profitable and may not sustain or increase profitability in the future.

Although we first became profitable in the second quarter of 2002, as a result of a non-recurring impairment of PRN Network equipment, we had a net loss in the fourth quarter of 2002. Since that time, we have achieved profitability in each subsequent quarter. However, as of March 31, 2004, we had an accumulated deficit of approximately $95.8 million, the majority of which is related to non-operating accretion charges of $64.2 million related to our redeemable convertible preferred stock. We may not sustain or increase the profitability of our business on a quarterly or annual basis in the future. Our ability to remain profitable will be contingent, in part, on the amount of our operating expenses, which we plan to increase as we expand our business. If we fail to increase our revenues at historical or anticipated rates or our operating expenses increase without a commensurate increase in our revenues, our business, results of operations and financial condition will be negatively affected and the market price of our common stock will likely decline.

Our quarterly revenues and operating results are difficult to predict and may fluctuate significantly in the future, which may cause the market price of our common stock to decline.

Our quarterly revenues and operating results are difficult to predict and may fluctuate significantly from quarter to quarter. These fluctuations may cause the market price of our common stock to decline. As a result, you should not rely on period to period comparisons of our operating results as an indication of our future performance. We base our planned operating expenses in part on our expectations of future revenues, and our expenses are relatively fixed in the short term. If revenues for a particular quarter are lower than we expect, we may be unable to proportionately reduce our operating expenses for that quarter, which would harm our operating results for that quarter. In future periods, our revenue and operating results may be below the expectation of analysts and investors, which may cause the market price of our common stock to decline. Factors that are likely to cause our revenues and operating results to fluctuate include those discussed elsewhere in this section.

The nature of advertising sales cycles and shifting needs of advertisers makes it difficult for us to forecast revenues and increases the variability of quarterly fluctuations, which could cause us to improperly plan for our operations and miss any guidance we provide, and could cause the market price of our common stock to decline.

A substantial amount of our advertising commitments are made months in advance of when the advertising airs on the PRN Network, resulting in a backlog of future advertising and creative services revenues not yet recorded. Between the time at which advertising commitments are made and the advertising is aired, the needs of our advertisers can change. Advertisers may desire to change the timing, level of commitment and other aspects of their advertising placements. As a result, our backlog at any particular date is not necessarily indicative of actual revenues for any succeeding period, making it more difficult to predict our financial performance. These changes could also negatively impact our financial performance, including quarterly fluctuations.

If we fail to manage our future growth to meet advertiser and retailer demands, our operations may be disrupted and our business may be harmed.

We have been expanding and plan to continue to expand our operations in the United States. We may also expand to include international operations in the future. We must continue to expand our operations in order to meet demands of advertisers for advertising packages and the demand of current and future retailers for installing and configuring in-store infrastructure for the PRN Network. This expansion has resulted and will continue to result in substantial demands on our management resources. To manage our growth, we must implement and improve additional and existing administrative, financial and operations systems, procedures and controls and expand, train and manage our work force. Our failure to manage growth could disrupt our operations and limit our ability to pursue potential market opportunities.

We may expand the PRN Network to include international operations, and if our revenues from these efforts do not exceed the expenses of establishing and maintaining international operations, our business could suffer.

We may consider expanding the PRN Network into international markets, including Canada, Europe and Latin America, and we would incur costs and expend resources in connection with any expansion. We do not have experience in international operations, and we may encounter difficulties due to different technology standards, legal considerations and cultural differences. We may not be able to manage international operations effectively and efficiently or compete effectively in international markets. If we do not generate enough revenues from any international operations to offset the expense of these operations, or if we do not effectively manage accounts receivable, foreign currency exchange rate fluctuations and taxes, our business and our ability to increase revenues and enhance our operating results could suffer.

If we are unable to adapt to changing technology and the needs of retailers, advertisers and consumers, we will not be able to compete effectively and we will be unable to increase or maintain our revenues.

The market for in-store television advertising requires constant change and innovation in technology, including programming features. This requires us to continuously identify trends in advertiser, retailer and consumer needs, and to develop new features and enhancements for the PRN Network and the advertising that we offer to keep pace with these needs. Examples include the development of high definition television programs and advanced audio technologies. We will likely incur substantial development and acquisition costs in order to keep pace with these changing needs, and we may not have the financial resources necessary to fund and implement future innovations or replace obsolete infrastructure. Furthermore, we may not be successful in responding to these needs or to competitive advertising offerings. If we are unsuccessful in enhancing the PRN Network and our advertising packages and defining, developing and introducing new features on a timely and cost-effective basis, advertiser demand for the PRN Network may decrease, we may not be able to compete effectively and we may be unable to increase or maintain our revenues.

If more shoppers make purchases outside of retail stores or if customers change the way they shop within stores, our revenues may decline and our business may suffer.

Our success in selling advertising depends, in part, on high traffic in retail stores, which increases the number of potential viewers for the PRN Network. The price at which we sell advertising aired on the PRN Network is a direct result of the number of viewers. If the number of shoppers visiting retail stores and making purchases in retail stores decreases, advertisers may decide not to advertise on the PRN Network, may purchase less advertising on the PRN Network or may not be willing to pay for advertising at price points necessary for us to succeed. If alternative methods of out-of-store shopping such as the Internet and other forms of in-home shopping continue to increase in popularity, fewer consumers may visit retail stores. If consumers change the way they shop within stores, such as with shopping cart guides or other in-store services, they may not be receptive to our programming. In either case, our ability to generate revenues from advertisers could decrease and our operating results could decline.

The failure of our service providers to provide, install and maintain our in-store equipment could result in service interruptions and damage to our business.

We are and will continue to be significantly dependent upon third-party service providers to provide, install and maintain relevant computer and video display equipment at each retail location. The failure of any third-party provider to continue to perform these services adequately and timely could interrupt our business and damage our relationship with our retailers and their relationship with consumers.

If third-party content and programming costs increase significantly or become unavailable, our business and our operating results may be negatively impacted.

Our ability to access quality programming on a regular, long-term basis on terms favorable to us is important to our future success and profitability. We have entered into relationships with various third-party programming providers and have developed some internal content production and editing capabilities. Our planned expansion of the PRN Network into additional stores and new retailers will create greater demands on our third-party content relationships and our internal resources for content creation, editing and management. Our existing third-party content relationships are generally made pursuant to short-term written agreements or without contracts, and most of our programming suppliers could stop providing us their programming with very little or no advance notice. Termination of our programming relationships or our inability to expand third-party content relationships or internal content capabilities adequately would harm our business.

In addition, we currently receive a significant amount of our programming from network and cable programmers, video news release providers and independent producers at no charge or for a nominal charge. Significant increases in the costs of externally produced or internally produced programming would adversely affect our operating results.

We rely on third parties for data transmission, and the interruption or unavailability of adequate bandwidth for transmission could prevent us from distributing our programming as planned.

We transmit the majority of the content that is aired on the PRN Network using satellites through a variety of third-party network providers, such as Echostar and Hughes. We also rely on the networks of some of our retailers to transmit content to individual stores. If we or our retailers experience failures or limited capacity in the satellite or other networks, we may be unable to maintain programming and meet our advertising commitments. Problems with data transmission may be due to hardware failures, operating system failures or other causes beyond our control. Although we currently have agreements with satellite providers to provide transmission services, we may have limited access, or no access at all, to adequate bandwidth or satellite technology in the future, and we may not be able to obtain favorable terms, such as pricing. The equipment we must use for satellite transmission is specifically designed for each satellite provider and cannot be used with other satellite providers; therefore, any change in satellite provider would require significant time, technical support and expense. In addition, there are a limited number of satellite providers with whom we could contract, and we may be unable to replace our current providers on favorable terms, if at all. If the transmission of data over our networks becomes unavailable, limited due to bandwidth constraints or is interrupted or delayed because of necessary equipment changes, our retailer relationships and our ability to obtain revenues from current and new advertisers would suffer.

We may not obtain sufficient patent protection for our systems, processes and technology, which could harm our competitive position and increase our expenses.

Our success and ability to compete depends to a significant degree upon the protection of our proprietary technology. As of March 31, 2004, we held eight issued patents in the United States. Any patents issued may provide only limited protection for our technology and the rights that may be granted under any future issued patents may not provide competitive advantages to us. Any patent applications may not result in issued patents. Also, patent protection in foreign countries may be limited or unavailable where we need this protection. Competitors may independently develop similar technologies, design around our patents or successfully challenge any issued patent that we hold.

We rely upon trademark, copyright and trade secret laws and contractual restrictions to protect our proprietary rights, and if these rights are not sufficiently protected, our ability to compete and generate revenues could be harmed.

We rely on a combination of trademark, copyright and trade secret laws, and contractual restrictions, such as confidentiality agreements and licenses, to establish and protect our proprietary rights. Our ability to compete and expand our business could suffer if these rights are not adequately protected. We seek to protect our source code for our software, design code for our networks, documentation and other written materials under trade secret and copyright laws. We license our software under signed license agreements, which impose restrictions on the licensee’s ability to utilize the software. We also seek to avoid disclosure of our intellectual property by requiring employees and consultants with access to our proprietary information to execute confidentiality agreements. The steps taken by us to protect our proprietary information may not be adequate to prevent misappropriation of our technology. Our proprietary rights may not be adequately protected because:

•	laws and contractual restrictions may not prevent misappropriation of our technologies or deter others from developing similar technologies; and

•	policing unauthorized use of our products and trademarks is difficult, expensive and time-consuming, and we may be unable to determine the extent of any unauthorized use.

The laws of other countries in which we may extend the PRN Network in the future may offer little or no protection of our proprietary technologies. Reverse engineering, unauthorized copying or other misappropriation of our proprietary technologies could enable third parties to benefit from our technologies without paying us for doing so, which would harm our competitive position and market share.

We may face intellectual property infringement claims that could be time-consuming, costly to defend and result in our loss of significant rights.

Other parties may assert intellectual property infringement claims against us, and our products may infringe the intellectual property rights of third parties. From time to time, we receive letters alleging infringement of intellectual property rights of others. We may also initiate claims against third parties to defend our intellectual property. Intellectual property litigation is expensive and time-consuming and could divert management’s attention from our business. If there is a successful claim of infringement against us, we may be required to pay substantial damages to the party claiming infringement, develop non-infringing technology or enter into royalty or license agreements that may not be available on acceptable terms, if at all. Our failure to develop non-infringing technologies or license the proprietary rights on a timely basis would harm our business. Also, we may be unaware of filed patent applications that relate to our products. Parties making infringement claims may be able to obtain an injunction, which could prevent us from operating the PRN Network or using technology that contains the allegedly infringing intellectual property. Any intellectual property litigation could adversely affect our business, operating results or financial condition.

We may be held liable for information made available on the PRN Network.

The information we make available on the PRN Network could subject us to claims for defamation, negligence, copyright or trademark infringement or other theories of liability based on the nature and content of the information provided. We may not prevail in any of these claims. Even if these claims do not result in liability to us, we could incur significant costs in investigating and defending against them and in implementing measures to reduce our exposure to this kind of liability. Our insurance may not cover potential claims of this type or may not be adequate to cover all costs incurred in defense of potential claims or to indemnify us for any liability that may be imposed. If we violate the content standards of our retailer relationships or if consumers find the content aired on the PRN Network to be offensive, retailers may seek to hold us responsible for any consumer claims or may terminate their relationship with us. Computer hackers invading our network with inappropriate content could harm our relationship and reputation with retailers and consumers. If we use content in our broadcasts for which we or our retailers are not authorized, we may face claims and potentially be liable.

The law relating to the liability of the operators of media networks for information carried on, stored on or disseminated through their networks is evolving and few clear legal precedents have been established. Similarly, the law regarding in-store media remains unsettled. Claims for defamation, negligence, copyright and trademark infringement have been brought, sometimes successfully, against operators in the past. We could be exposed to liability because of third-party content that may be broadcast on the PRN Network, including broadcasts by our advertisers, retailers or other third parties. For example, if any third-party content provided through the PRN Network contains errors, consumers who view this content could make claims against us for losses incurred in reliance on this content.

If retailers determine that the PRN Network should not include audio elements, we may be unable to grow or maintain our business.

The success of our business is dependent upon retailers carrying the PRN Network and advertisers purchasing air-time on the PRN Network. If retailers, whether as a result of consumer sentiment or otherwise, determine that audio elements should be eliminated from the PRN Network, the advertising opportunities that we present to advertisers and their agencies will be fundamentally different. If advertisers and agencies do not view the PRN Network as a dynamic and valuable advertising medium, they may reduce or cease their spending on the PRN Network. As a result, our revenues would decline, and we would be unable to grow or maintain our business.

Computer viruses could cause significant downtime for the PRN Network, decreasing our revenues and damaging our relationships with retailers, advertisers and consumers.

We generate revenues from the sales of advertising that is aired in our retailers’ stores. Computer hackers infecting our network, or the networks of the stores in which our network is integrated, with viruses could cause our network to be unavailable. Significant downtime could decrease our revenues and harm our relationships and reputation with retailers, advertisers and consumers.

The PRN Network within some retailers’ stores operates on the same network used by the retailers for other aspects of the retailers’ businesses, and we may be held responsible for defects or breakdowns in our retailers’ networks caused by the PRN Network.

In some cases, the PRN Network is operated across a retailer’s proprietary network, which is used to operate other aspects of the retailer’s business, such as check-out cashier systems. In these circumstances, any defect or virus that occurs on the PRN Network may enter a retailer’s network, which could impact other aspects of the retailer’s business. The impact on a retailer’s business could be severe, and if we were held responsible, it could have an adverse effect on our retailer relationships and on our operating results.

Defects in our in-store infrastructure could result in a loss of advertisers and retailers, unexpected expenses and a decrease in our market share.

The in-store infrastructure of the PRN Network is complex and must meet stringent quality and reliability requirements. We have in the past discovered defects and errors in certain elements of our infrastructure. Due to the complexity of our infrastructure and our inability to test all possible operating scenarios prior to implementation, we may not be able to detect certain errors or defects until we establish the in-store infrastructure or initially broadcast content. This may result in loss of, or delay in, acceptance of the PRN Network by retailers and consumers. In addition, our retailers could cancel their agreements with us if we experience sustained downtime. Any errors or defects in our in-store infrastructure could also damage our reputation, result in lost revenues, divert development resources and increase service and support costs and warranty claims.

Because competition for qualified personnel is intense in our industry and in our geographic regions, we may not be able to recruit and retain necessary personnel, which could negatively impact the growth of our business.

Our success will depend on our ability to attract and retain senior management, engineering, sales, marketing and other key personnel. Because of the intense competition for these employees, particularly in the San Francisco Bay Area, we may be unable to attract and retain key technical and managerial personnel. If we are unable to retain our existing personnel, or attract, train and assimilate additional qualified personnel, our growth may be limited. All of our key employees are employed on an “at will” basis. The loss of any of these key employees could slow our programming, distribution and sales efforts or harm the perception of advertisers, retailers and investors. We may also incur increased operating expenses and be required to divert the attention of other senior executives to recruit replacements for key personnel. Also, we may experience more difficulty attracting personnel after we become a public company because of the perception that the stock option component of our compensation package may not be as valuable.

Shortages of components or a loss of, or problems with, a supplier could result in a disruption in the installation or operation of the PRN Network.

From time to time, we have experienced delays in configuring and maintaining the in-store infrastructure of the PRN Network for several reasons, including component delivery delays, component shortages and component quality deficiencies. Component shortages, including video displays and video cards, delays in the delivery of components, and supplier product quality deficiencies may occur in the future. These delays or problems have in the past and could in the future result in installation delays, reduced revenues, strained relations with retailers and advertisers and loss of business. Also, in an effort to avoid actual or perceived component shortages, we may purchase more components than we may otherwise require. Excess component inventory resulting from over-purchases, obsolescence, installation cancellations or a decline in the demand for the PRN Network by retailers could result in PRN Network equipment impairment, which in the past has had and in the future would have a negative effect on our financial results.

We obtain several of the components used in the in-store infrastructures of the PRN Network, including video cards, audio equipment and other equipment, from single or limited sources. We rarely have guaranteed supply arrangements with our suppliers, and we cannot be sure that suppliers will be able to meet our current or future component requirements. If component manufacturers do not allocate a sufficient supply of components to meet our needs or if current suppliers do not provide components of adequate quality or compatibility, we may have to obtain these components at a higher cost from distributors or on the spot market. If we are forced to use alternative suppliers of components, we may have to alter our in-store infrastructure to accommodate these components. Modification of our in-store infrastructure to use alternative components could cause significant delays and reduce our ability to generate revenues.

We may make acquisitions or investments in technologies, products and businesses, and we may not realize the anticipated benefits of these acquisitions or investments.

We have grown our business in part through acquisitions. For example, we established our relationships with Best Buy, Circuit City, Ralphs and Sears through acquisitions. As part of our business strategy, we may make future acquisitions of, or investments in, technologies, products and businesses that we believe could complement or expand our business, enhance our technical capabilities or offer growth opportunities. We may be unable to identify suitable acquisition candidates in the future or make these acquisitions on a commercially reasonable basis, or at all. In addition, we may spend significant management time and resources in analyzing and negotiating acquisitions or investments that do not come to fruition. These resources could otherwise be spent on our own internal retailer development, advertiser sales, marketing efforts and research and development. Any future acquisitions and investments would have several risks, including:

•	failure to transition key advertiser relationships and sustain or grow advertising levels, particularly in the short-term;

•	loss of key retailers or employees related to acquisitions;

•	inability to successfully integrate acquired technologies or operations;

•	failure to realize anticipated synergies in sales, marketing and distribution;

•	diversion of management’s attention;

•	adverse effects on our existing business relationships with our advertisers and retailers;

•	potentially dilutive issuances of equity securities or the incurrence of debt or contingent liabilities;

•	expenses related to amortization of intangible assets and potential write-offs of acquired assets; and

•	inability to recover the costs of acquisitions or investments.

If we are unable to integrate acquired companies, operations or assets successfully or to create new or enhanced services, we might not achieve the anticipated benefits from our acquisitions. If we fail to achieve the anticipated benefits from acquisitions, such as new retailer relationships, we might incur increased expenses and experience a shortfall in our anticipated revenues and we might not obtain a satisfactory return on our investment.

Our ability to raise capital in the future may be limited and our failure to raise capital when needed could materially impact our business.

We believe that our existing cash and equivalents together with the net proceeds from this offering, will be sufficient to meet our anticipated cash needs for at least the next 12 months. The timing and amount of our working capital and capital expenditure requirements may vary significantly depending on numerous factors, including:

•	market acceptance of the PRN Network;

•	the need to adapt to changing advertiser, retailer and consumer preferences, as well as changing technologies and technical requirements;

•	the existence of opportunities for expansion, including investing in PRN Network infrastructure for stores added to the PRN Network; and

•	access to and availability of sufficient management, technical, marketing and financial personnel.

If our capital resources are insufficient to satisfy our liquidity requirements, we may seek to sell additional equity securities or debt securities or obtain debt financing. The sale of additional equity securities or convertible debt securities could result in additional dilution to our stockholders. Additional debt would result in increased expenses and could result in covenants that would restrict our operations. We have not made arrangements to obtain additional financing and there is no assurance that financing, if required, will be available in amounts or on terms acceptable to us, if at all.

Our operations are primarily located in California and, as a result, could be negatively impacted by earthquakes and other catastrophes.

Our business operations depend on our ability to maintain and protect our facilities, computer systems, and personnel, which are primarily located in San Francisco, California. In addition, we create, compile and distribute our programming material and manage our networks from our headquarters in San Francisco, California. San Francisco exists on or near known earthquake fault zones. Should an earthquake or other catastrophe, such as fires, floods, power loss, communication failure, terrorist acts or similar events, disable our facilities, our operations would be disrupted because we do not have readily available alternative facilities from which to conduct our business.

Changes to financial accounting standards may affect our results of operations and cause us to change our business practices, including our use and valuation of stock-based compensation.

We prepare our financial statements to conform with generally accepted accounting principles, or GAAP. These accounting principles are subject to interpretation by the Financial Accounting Standards Board, or FASB, the American Institute of Certified Public Accountants, the Securities and Exchange Commission and various bodies formed to interpret and create appropriate accounting policies. A change in those policies could have a significant effect on our reported results and may affect our reporting of transactions completed before a change is announced. Changes to those rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. For example, accounting policies affecting many aspects of our business, including rules relating to employee stock option grants, have recently been revised or are under review. There has been ongoing public debate regarding whether shares granted under employee stock option and employee stock purchase plans should be treated as a compensation expense and, if so, how to properly value such charges. We consider stock-based incentive plans to be integral to our business and our employment practices. If we elected or were required to record an expense for our stock-based compensation plans using the fair value method, we could have significant accounting charges. Although standards have not been finalized and the timing of a final statement has not been established, FASB has announced its support for recording expense for the fair value of stock options granted. As described in Note 1 to our consolidated financial statements, we have computed pro forma amounts that take current accounting pronouncements into account in valuing pro forma stock-based compensation. These amounts could change significantly if the accounting standards change. If we determine for accounting reasons not to grant employee stock options in the future, we may not be able to attract and retain key employees.

Risks Related to Our Industry

We must compete successfully against major media companies and a variety of companies that provide in-store media products and services to retailers.

The major media advertising market, including the television segment in particular, is highly competitive, and the market for in-store television networks is rapidly developing and marked by intense competition and change. We compete for advertising commitments with a number of established media outlets, including ABC, CBS, Fox and NBC in the television segment. As we expand our sales efforts to include regional and local advertisers, we expect to compete for television revenues with regional and local broadcasters and for other local advertising dollars allocated to radio and outdoor media. We may also compete with print, Internet and other major media outlets.

The weakening or elimination of our retailer relationships by the actions of competitors will harm our ability to maintain and continue to attract advertisers. We compete with vendors that may offer in-store media products and services to retailers with features that compete with specific elements of our in-store television network. With respect to programming services we provide retailers, there are a number of companies that provide customized programs for retail stores. Media companies that currently purchase advertising from us could establish and offer their own in-store television networks to our current or potential retailers. In addition, our current and potential retailers have developed or may develop their own in-store television networks or choose other forms of in-store advertising.

Increased competition may result in price reductions, reduced margins or loss of market share. We may be unable to compete successfully against current or future competitors, many of whom have significantly greater financial, technical, manufacturing, marketing, sales and other resources than we do.

Declines in market demand for advertising media may cause our prices to decline, which could reduce our revenues and profitability.

Market demand in the advertising industry is difficult to predict and can be affected by general economic and other conditions. If advertisers spend less money on major media or if major media supply significantly exceeds advertiser demand, we may be unable to obtain favorable pricing for our advertising packages, particularly for premiums we charge for targeted audience advertising packages. Our financial results will suffer if we experience reductions in our prices or in the amount of advertising we are able to sell and are unable to offset these reductions by reducing our costs.

Government regulation of the telecommunications and advertising industries could require us to change our business practices and expose us to legal action.

The Federal Communications Commission, or the FCC, has broad jurisdiction over the telecommunications industry. FCC licensing, program content and related regulations generally do not currently affect us because we operate a private network within retail locations. However, the FCC could promulgate new regulations that impact our business directly or indirectly or interpret existing laws in a manner that would cause us to incur significant compliance costs or force us to alter our business strategy.

FCC regulations also affect many of our content providers and satellite providers and, therefore, these regulations may indirectly affect our business. In particular, the satellite industry is highly regulated by the FCC and, in the United States, the operation and use of satellites require licenses from the FCC. Our satellite access providers may not be able to obtain all U.S. licenses and authorizations necessary to operate effectively. The failure of our satellite providers to obtain some or all necessary licenses or approvals could impose significant additional costs and restrictions on our business or require us to change our operating methods.

In addition, the advertising industry is subject to regulation by the Federal Trade Commission, the Food and Drug Administration and other federal and state agencies, and to review by various civic groups and trade organizations, including the National Advertising Division of the Council of Better Business Bureaus. New laws or regulations governing advertising could substantially harm our business.

We may also be required to obtain various regulatory approvals from local, state or federal governmental bodies before we are permitted to expand the PRN Network in particular industries. We may not be able to obtain any required approvals, and any approval may be granted on terms that are unacceptable to us or that adversely affect our business.

We may experience decreases in market demand due to declines in the advertising industry and uncertain economic conditions in the United States and in international markets, which have been exacerbated by terrorism, war and social and political instability.

Economic growth in the United States and international markets has slowed significantly and the United States economy has recently been in a recession. The timing of a full economic recovery is uncertain. In addition, the terrorist attacks in the United States and turmoil in the Middle East and around the world have increased the uncertainty and instability in the United States economy and may contribute to a decline in economic conditions, both domestically and internationally. Terrorist acts and similar events, or war in general, could contribute further to a slowdown of the market demand for goods and services, including demand for the products of our advertisers and our retailers. The PRN Network operates in large retail chains where we are dependent on high-volume foot traffic by shoppers. Shopping habits and consumer comfort in high-density shopping environments may be adversely affected by terrorist attacks should they begin to occur in similar venues. If the economy declines as a result of the recent economic, political and social turmoil, or if there are further terrorist attacks in the United States or elsewhere, we may experience decreases in the demand for advertising packages on the PRN Network and our related services and decreases in the willingness of retailers to carry the PRN Network, any of which may harm our operating results.

Risks Related to this Offering

Our stock price may be volatile, and you may not be able to resell shares of our common stock at or above the price you paid, or at all.

Prior to this offering, there has been no public market for our common stock. We cannot predict the extent to which a trading market will develop or how liquid that market might become. The initial public offering price for our common stock will be determined by negotiations between us and the representatives of the underwriters and may not be indicative of prices that will prevail in the trading market. The section of this prospectus entitled “Underwriting” contains a discussion of the factors considered in determining the initial public offering price. The trading price of our common stock could be subject to wide fluctuations due to the factors discussed in this risk factors section and elsewhere in this prospectus. In addition, the stock markets in general, and the Nasdaq National Market and technology and media companies in particular, have experienced extreme price and volume fluctuations. The trading price and volume of our common stock may also be affected by research reports and analyst recommendations. These broad market and industry factors may decrease the market price of our common stock regardless of our actual operating performance.

Substantial future sales of our common stock in the public market could cause our stock price to decline.

Additional sales of our common stock in the public market after this offering, or the perception that these sales could occur, could cause the market price of our common stock to decline. Upon completion of this offering, we will have 21,905,261 shares of common stock outstanding. All shares sold in this offering will be freely transferable without restriction or additional registration under the Securities Act of 1933. The remaining shares of common stock outstanding after this offering will be available for sale, assuming the effectiveness of lock-up agreements under which our directors, executive officers and most of our stockholders have agreed not to sell or otherwise dispose of their shares of common stock in the public market, as follows:

Number of Shares	Date of Availability for Sale
147,717	Date of Prospectus
14,757,544	180 Days After Prospectus

Any or all of these shares may be released prior to expiration of the 180-day lock-up period at the discretion of Lehman Brothers. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline. Immediately following the 180-day lock-up period, 14,757,544 shares of our common stock outstanding after this offering will become available for sale. The remaining shares of our common stock will become available for sale at various times thereafter upon the expiration of one-year holding periods.

After this offering, we intend to register 6,647,280 shares of our common stock that are reserved for issuance upon the exercise of options granted or reserved for grant under our 1992 stock option plan, 1997 stock option plan, 2004 stock incentive plan and 2004 employee stock purchase plan. Once we register these shares of our common stock, stockholders can sell them in the public market upon issuance, subject to restrictions under the securities laws and any applicable lock-up agreements.

In addition, after this offering, the holders of 11,587,323 shares of common stock will be entitled to rights to cause us to register under the Securities Act the sale of their currently restricted shares of common stock. Registration of these shares under the Securities Act would result in these shares, other than shares purchased by our affiliates, becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

Purchasers in this offering will immediately experience substantial dilution.

Because our common stock has in the past been sold at prices substantially lower than the initial public offering price that purchasers in this offering will pay, purchasers in this offering will pay a price per share that substantially exceeds the value of assets after subtracting our liabilities. Based on an assumed initial offering price of $14.00 per share of common stock, the mid-point of the initial public offering price range, purchasers in this offering will contribute 54% of our total funding since inception but will own only 32% of our outstanding shares of common stock. If we issue additional common stock in the future or if holders of our outstanding options and warrants exercise them, you may experience further dilution.

Our corporate actions are substantially controlled by officers, directors and affiliated entities.

After this offering, our directors, executive officers and their affiliated entities will beneficially own approximately 33% of our outstanding common stock. These stockholders, if they acted together, could exert substantial influence over matters requiring approval by our stockholders, including electing directors and approving mergers or other business combination transactions. This concentration of ownership may also discourage, delay or prevent a change in control of our company, which could deprive our stockholders of an opportunity to receive a premium for their stock as part of a sale of our company and might reduce our stock price. These actions may be taken even if they are opposed by our other stockholders, including those who purchase shares in this offering.

Delaware law and our corporate charter and bylaws contain anti-takeover provisions that could delay or discourage takeover attempts that stockholders may consider favorable.

Provisions in our certificate of incorporation, as amended and restated upon the closing of this offering, may have the effect of delaying or preventing a change of control or changes in our management. These provisions include the following:

•	the right of the board of directors to elect a director to fill a vacancy created by the expansion of the board of directors;

•	the prohibition of cumulative voting in the election of directors which would otherwise allow less than a majority of stockholders to elect director candidates;

•	the ability of our board of directors to authorize the issuance of undesignated preferred stock to increase the number of shares outstanding and to discourage a takeover attempt;

•	the requirement for advance notice for nominations for election to the board of directors or for proposing matters that can be acted upon at a stockholders’ meeting;

•	the ability of the board of directors to alter our bylaws without obtaining stockholder approval;

•	the required approval of holders of at least two-thirds of the shares entitled to vote at an election of directors to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action;

•	the required approval of holders of at least two-thirds of the shares entitled to vote at an election of directors to remove directors without cause; and

•	the elimination of the right of stockholders to take action by written consent.

In addition, because we are incorporated in Delaware, we are governed by the provisions of Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us. These provisions in our certificate of incorporation, bylaws and under Delaware law could discourage potential takeover attempts and could reduce the price that investors might be willing to pay for shares of our common stock in the future and result in the market price being lower than they would without these provisions.

We will incur increased costs as a result of being a public company.

As a public company, we will incur significant legal, accounting and other expenses that we did not incur as a private company. In addition, the Sarbanes-Oxley Act of 2002, as well as new rules subsequently implemented by the Securities and Exchange Commission and the Nasdaq Stock Market, have required changes in corporate governance practices of public companies. We expect these new rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly. For example, as a result of becoming a public company, we are required to create additional board committees and adopt policies regarding internal controls and disclosure controls and procedures. In addition, we will incur additional costs associated with our public company reporting requirements. We also expect these new rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. As a result, it may be more difficult for us to attract and retain qualified persons to serve on our board of directors or as executive officers.

We may spend or invest a substantial portion of the net proceeds of this offering in ways with which you might not agree.

We have broad discretion to determine how we spend or invest the net proceeds from this offering, other than the approximately $44.6 million to be used to redeem 2,361,276 shares of our series E redeemable convertible preferred stock. You will not have an opportunity to evaluate the economic, financial or other information upon which we base our decisions regarding how to use these proceeds, and, subject to certain exceptions, we will be able to use and allocate the net proceeds without first obtaining stockholder approval.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that involve risks and uncertainties. Many of these statements appear, in particular, in the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” Forward-looking statements include, but are not limited to, statements about:

•	our expectations regarding our cash flows and capital and other expenditures;

•	our anticipated needs for additional financing;

•	plans for future products and services and for enhancements of existing products and services;

•	our ability to manage and sustain growth;

•	our intellectual property;

•	anticipated trends and challenges in our business and the markets in which we currently or plan to operate;

•	our legal proceedings;

•	our ability to attract new advertisers and retailer relationships;

•	our ability to retain existing advertisers and retailer relationships; and

•	sources of new revenues.

In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “predict,” “potential,” “plan,” “is designed to” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors.” Also, these forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Unless required by U.S. federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results may be materially different from any future expressed or implied by forward-looking statements. We qualify all of our forward-looking statements by these cautionary statements.

USE OF PROCEEDS

We estimate that the net proceeds to us from our sale of the 7,000,000 shares of common stock in this offering will be approximately $89.5 million based on an assumed initial public offering price of $14.00 per share, the midpoint of the initial public offering price range indicated on the cover of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters’ over-allotment option is exercised in full, we estimate that our net proceeds will be approximately $103.2 million.

We intend to use approximately $44.6 million of the net proceeds to redeem an aggregate of 2,361,276 outstanding shares of our series E redeemable convertible preferred stock. The amount of proceeds we intend to use to redeem shares of our series E preferred stock will be adjusted upward to the extent the initial public offering price of our common stock is greater than $18.90 per share. From this redemption consideration, consistent with a prior agreement with holders of our series E redeemable convertible preferred stock, approximately $1.1 million will be further distributed to holders of our series B, C and D redeemable convertible preferred stock and approximately $1.1 million will be further distributed to members of our management and other key employees. See “Management” and “Certain Relationships and Related Party Transactions.”

We intend to use the remaining $44.9 million of the net proceeds from this offering for general corporate purposes, including working capital. We do not otherwise have more specific plans for the net proceeds from this offering. We may also use a portion of the net proceeds to acquire businesses, products and technologies that we believe will complement our business. We are not currently engaged in any negotiations for any acquisitions.

The amounts and timing of any expenditures will vary depending on the amount of cash generated by our operations, competitive and technological developments and the rate of growth, if any, of our business. We will retain broad discretion in the allocation of the net proceeds of this offering.

Pending the uses described above, we will invest the net proceeds of this offering in short-term, interest-bearing, investment-grade securities. We may not invest the proceeds to yield a favorable return.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock, and we do not currently intend to pay any cash dividends on our common stock in the foreseeable future. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination related to dividend policy will be made at the discretion of our board of directors.

CAPITALIZATION

The following table summarizes our capitalization as of March 31, 2004:

•	on an actual basis;

•	on a pro forma basis to reflect the following upon completion of this offering:

•	the exercise of warrants to purchase 2,824,220 shares of our common stock;

•	the redemption of 2,361,276 shares of our series E redeemable convertible preferred stock, the recognition of the related redemption obligation of $44.6 million and compensation expense of $1.1 million; and

•	the automatic conversion of all of our outstanding shares of series A convertible preferred stock and all of our remaining outstanding shares of redeemable convertible preferred stock into shares of common stock, and the automatic conversion of all of our outstanding shares of class A common stock into shares of common stock; and

•	on a pro forma as adjusted basis to further reflect receipt of the net proceeds from the sale by us in this offering of 7,000,000 shares of common stock at an assumed initial public offering price of $14.00 per share, after deducting the estimated underwriting discounts and commissions, estimated offering expenses payable by us and the payment of the pro forma redemption obligation.

You should read this table in conjunction with “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of March 31, 2004
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share and per share data)
Cash and equivalents	$13,459	$13,758	$58,670

Redemption obligation	—	44,628	—
Redeemable convertible preferred stock, $0.01 par value per share; 9,145,725 shares authorized, 7,223,681 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	122,215	—	—
Stockholders’ equity (deficit):
Convertible preferred stock, $0.01 par value per share; 1,309,306 shares authorized, 1,279,306 shares issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	13	—	—
Preferred stock, $0.01 par value per share; no shares authorized, issued and outstanding, actual; 5,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—	—
Common stock, $0.001 par value per share; 27,000,000 shares authorized, 5,857,598 shares issued and outstanding, actual; 100,000,000 shares authorized, 14,905,261 shares issued and outstanding, pro forma; 100,000,000 shares authorized, 21,905,261 shares issued and outstanding, pro forma as adjusted	6	15	22
Additional paid-in capital	21,871	100,823	190,356
Accumulated deficit	(95,808)	(96,870)	(96,870)

Total stockholders’ equity (deficit)	(73,918)	3,968	93,508

Total capitalization	$48,297	$48,596	$93,508

The actual, pro forma and pro forma as adjusted information set forth in the table:

•	assumes no exercise of warrants to purchase 917,150 shares of our common stock at a weighted average exercise price of $8.10 per share;

•	excludes 3,867,849 shares of common stock issuable upon the exercise of stock options outstanding as of March 31, 2004, at a weighted average exercise price of $4.55 per share;

•	excludes 2,779,431 shares of common stock available for future issuance under our stock option plans and employee stock purchase plan; and
•	excludes the deemed dividend related to the issuance of warrants to purchase 1,682,322 shares of common stock that will become exercisable upon this offering.

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the public offering price per share of our common stock and the pro forma as adjusted net tangible book value per share of our common stock immediately after this offering. Pro forma net tangible book value per share represents the amount of our total tangible assets less total liabilities, divided by the pro forma number of shares of our common stock outstanding. Our pro forma net tangible book value as of March 31, 2004 was approximately $3.6 million, or $0.24 per share of common stock, after giving effect to the issuance of warrants to purchase 1,682,322 shares of our common stock before the completion of this offering and, upon the completion of this offering, the exercise of these warrants, the exercise of warrants to purchase 1,141,898 shares of our common stock, the redemption of 2,361,276 shares of our series E redeemable convertible preferred stock and recognition of a related redemption obligation, the automatic conversion of all of our outstanding shares of series A convertible preferred stock and all of our remaining shares of redeemable convertible preferred stock outstanding into shares of our common stock and the automatic conversion of all of our outstanding shares of class A common stock into shares of common stock.

Assuming the sale by us of the shares of common stock offered in this offering at an assumed initial public offering price of $14.00 per share, and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, our pro forma as adjusted net tangible book value as of March 31, 2004 would have been $93.2 million, or $4.25 per share of common stock. This amount represents an immediate increase in net tangible book value of $4.01 per share of common stock to existing common stockholders and an immediate dilution of $9.75 per share to the new investors purchasing shares in this offering. The following table illustrates the dilution in pro forma net tangible book value per share to new investors:

Assumed initial public offering price per share		$14.00

Pro forma net tangible book value per share as of March 31, 2004	$0.24
Increase in pro forma net tangible book value per share attributable to this offering	4.01

Pro forma as adjusted net tangible book value per share after the offering		4.25

Dilution in pro forma net tangible book value per share to new investors		$9.75

The following table sets forth on a pro forma as adjusted basis, as of March 31, 2004, the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid by existing holders of common stock and by the new investors purchasing shares of common stock in this offering, before deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
Existing holders of common stock	14,905,261	68.0%	$84,130,000	46.2%	$5.64
New investors	7,000,000	32.0	98,000,000	53.8	$14.00

Total	21,905,261	100.0%	$182,130,000	100.0%

The table above assumes no exercise of any outstanding stock options, or the exercise of warrants to purchase 917,150 shares of our common stock at a weighted average exercise price of $8.10 per share. As of March 31, 2004, there were 3,867,849 shares of common stock issuable upon exercise of outstanding stock options at a weighted average exercise price of $4.55 per share and there were 379,431 shares of common stock available for future issuance under our 1997 stock option plan. In April 2004, our board of directors approved a 2004 employee stock purchase plan under which they reserved 300,000 shares for future issuance. In May 2004, our board of directors approved a new 2004 stock incentive plan under which they reserved 2,100,000 shares for future grant or issuance. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and related notes, which are included elsewhere in this prospectus. The selected consolidated statements of operations data for each of the fiscal years ended December 31, 2001, 2002 and 2003 and the selected consolidated balance sheet data as of December 31, 2002 and 2003 are derived from our audited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated statements of operations data for the three-month periods ended March 31, 2003 and 2004 and the selected consolidated balance sheet data as of March 31, 2004 are derived from our unaudited consolidated financial statements, which are included elsewhere in this prospectus. The selected consolidated statements of operations data for the fiscal years ended December 31, 1999 and 2000 and the selected consolidated balance sheet data as of December 31, 1999, 2000 and 2001 are derived from our audited consolidated financial statements not included in this prospectus. The selected consolidated balance sheet data as of March 31, 2003 are derived from our unaudited consolidated financial statements not included in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	($ in thousands, except per share data)
Consolidated statements of operations data:
Revenues	$30,184	$47,202	$58,146	$82,164	$112,082	$21,616	$26,691
Operating costs and expenses:
Distribution and operations	21,038	33,192	41,299	54,884	72,821	14,311	18,263
Selling and marketing	6,604	10,009	9,764	13,089	17,276	3,815	4,616
General and administrative	3,312	5,452	4,535	4,454	4,767	1,127	953
Research and development	1,492	2,291	1,710	2,211	3,311	733	921
Depreciation and amortization	1,468	1,369	1,802	2,901	4,762	1,036	1,018
Stock-based compensation	5,803	—	391	—	—	—	—
Impairment of PRN Network equipment	—	—	—	10,866	—	—	—

Total operating costs and expenses	39,717	52,313	59,501	88,405	102,937	21,022	25,771
Income (loss) from operations	(9,533)	(5,111)	(1,355)	(6,241)	9,145	594	920
Other income (expense):
Interest income	466	440	428	331	252	64	97
Interest expense	(738)	(383)	(243)	—	—	—	—
Other, net	—	—	—	111	831	900	160

Total other income (expense), net	(272)	57	185	442	1,083	964	257

Income (loss) before provision for income taxes	(9,805)	(5,054)	(1,170)	(5,799)	10,228	1,558	1,177
Provision for income taxes	—	—	—	225	140	21	210

Net income (loss) from continuing operations	(9,805)	(5,054)	(1,170)	(6,024)	10,088	1,537	967
Loss from discontinued operations	(382)	—	—	—	—	—	—
Gain on sale of discontinued operations	3,258	—	—	—	—	—	—

Net income (loss)	$(6,929)	$(5,054)	$(1,170)	$(6,024)	$10,088	$1,537	$967

Less: accretion of redeemable convertible preferred stock and warrants	(1,741)	(2,965)	(6,584)	(18,605)	(25,955)	(6,004)	(7,683)

Net loss attributable to common stockholders	$(8,670)	$(8,019)	$(7,754)	$(24,629)	$(15,867)	$(4,467)	$(6,716)

Net income (loss) per common share attributable to common stockholders:
Basic and diluted	$(2.89)	$(2.43)	$(1.75)	$(4.33)	$(2.79)	$(0.79)	$(1.15)
Pro forma basic (1)					$0.56		$0.05
Pro forma diluted (1)					$0.51		$0.05
Weighted average common shares used in per share calculations (in thousands):
Basic and diluted	3,001	3,299	4,438	5,690	5,681	5,671	5,847
Pro forma basic (1)					17,916		18,082
Pro forma diluted (1)					19,698		20,064

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	(in thousands, except CVA data)

Balance sheet data (at end of period):
Cash and equivalents	$10,480	$10,284	$28,699	$19,070	$16,119	$26,549	$13,459
Short-term investments	—	—	—	—	10,400	—	17,503
Total assets	24,667	30,650	60,442	60,845	79,543	65,252	77,036
Redeemable convertible preferred stock	20,922	28,861	63,485	88,577	114,532	94,581	122,215
Total stockholders’ deficit	(11,054)	(19,028)	(27,439)	(51,225)	(67,253)	(55,665)	(73,918)

Other financial and operating data:
Adjusted EBITDA (2)	$(2,262)	$(3,742)	$838	$7,526	$13,907	$1,630	$1,938
Adjusted EBITDA margin (3)	(7.5)%	(7.9)%	1.4%	9.2%	12.4%	7.5%	7.3%
Average number of CVAs (4)	9,068	17,541	31,151	31,484	33,772	32,764	34,794
Advertising revenues recognized in accordance with GAAP	$11,284	$24,694	$30,718	$53,275	$76,965	$13,627	$16,774
Advertising revenues per CVA (5)	$1,244	$1,408	$986	$1,692	$2,279	$416	$482

Various factors affect the comparability of the above selected consolidated financial data. In 1999, we disposed of a subsidiary and related financial data are presented as components of discontinued operations for that year. As described further in Note 1 to the consolidated financial statements included elsewhere in this prospectus, in 2002 we recorded a $10.9 million impairment loss on PRN Network equipment. Also, as described further in management’s discussion and analysis, in the first quarter of 2003, we recorded a $900,000 gain in other income related to a short-term equipment financing arrangement with a retailer.

(1)	The unaudited pro forma basic and diluted net income per share data is adjusted for:

•	the assumed redemption of 2,361,276 shares of series E redeemable convertible preferred stock for an aggregate amount of approximately $44.6 million and the related sale of 3,187,723 shares of common stock at a per share amount of $14.00 in connection with the offering to generate the redemption funds;

•	the assumed conversion of all outstanding shares of series B, C and D redeemable convertible preferred stock and 2,361,284 shares of series E redeemable convertible preferred stock;

•	the conversion of all outstanding shares of series A convertible preferred stock into common stock; and

•	the exercise of warrants to purchase 2,824,220 shares of our common stock.

(2)

We define adjusted EBITDA as net income (loss) excluding other income, net, income taxes, impairment of PRN Network equipment, stock-based compensation, depreciation and amortization. This definition may not be comparable to similarly titled measures reported by other companies. We are presenting adjusted EBITDA because it provides an additional way to view our operations, when considered with both our GAAP results and the reconciliation to net income (loss), which we believe provides a more complete understanding of our business than could be obtained without this disclosure. Adjusted EBITDA is presented solely as a supplemental disclosure because we believe it is a useful tool for investors to assess the operating performance of our business without the effect of other income, net, income taxes non-cash impairment, stock-based compensation, depreciation and amortization expenses, and because we use adjusted EBITDA internally to evaluate the performance of our personnel and also as a benchmark to evaluate our operating performance or compare our performance to that of our competitors. We use adjusted EBITDA to evaluate the performance of our business because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Television media companies such as ours typically invest in substantial capital expenditures as they expand their delivery networks, and we believe adjusted EBITDA allows us to present comparable measurements in this regard. We exclude the effects of stock-based compensation due to the non-cash nature of the expense. We also exclude the loss from the impairment of PRN Network equipment as we only experienced those costs in one quarter since inception, and we do not believe that the impairment reflects a reasonably likely recurring cost of operating our business. Our management and board of directors also use adjusted EBITDA in computing and awarding bonuses to certain of our managerial employees. Since adjusted EBITDA excludes specific operating and non-operating expenses, as detailed above, and the effects of capital expenditures, we review adjusted EBITDA alongside other GAAP measures such as net income (loss) and cash flows to obtain a full representation of our financial performance. The use of adjusted EBITDA has limitations and you should not consider adjusted EBITDA in isolation from or as an alternative to GAAP measures, such as net income, cash flows from operating activities and consolidated income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity. The following table sets forth the reconciliation of adjusted EBITDA, a non-GAAP financial measure, from net income (loss), our most directly comparable financial measure presented in accordance with GAAP.

	Year Ended December 31,					Three Months Ended March 31,
	1999	2000	2001	2002	2003	2003	2004
	($ in thousands)
Net income (loss)	$(9,805)	$(5,054)	$(1,170)	$(6,024)	$10,088	$1,537	$967
Other (income) loss, net	272	(57)	(185)	(442)	(1,083)	(964)	(257)
Provision for income taxes	—	—	—	225	140	21	210
Impairment of PRN Network equipment	—	—	—	10,866	—	—	—
Stock-based compensation	5,803	—	391	—	—	—	—
Depreciation and amortization	1,468	1,369	1,802	2,901	4,762	1,036	1,018

Adjusted EBITDA	$(2,262)	$(3,742)	$838	$7,526	$13,907	$1,630	$1,938

Adjusted EBITDA margin	(7.5)%	(7.9)%	1.4%	9.2%	12.4%	7.5%	7.3%

(3)	We define adjusted EBITDA margin as our adjusted EBITDA expressed as a percentage of our revenues. Adjusted EBITDA margin allows us to evaluate the efficiency of our business from period to period relative to revenues generated in those periods. This measure may not be comparable to similarly titled measures of other companies.
(4)	We define a consumer viewing area, or CVA, as a discreet shopping area of the retail store, in which one or more video displays are installed, and the PRN Network is aired. Examples of individual CVAs include the television department of an electronics retailer, the entrance of a mass merchant retailer or a single check-out lane in a grocery store. Because store environments and consumer shopping patterns vary by retailer, CVAs may contain multiple video displays, and we may define CVAs differently based on configuration and programming. Average number of CVAs is calculated quarterly using the number of stores airing the PRN Network and the typical CVA configuration within these stores. Configurations of stores airing the PRN Network change from time to time based on the estimated in-service dates of CVAs.
(5)	We define our advertising revenues per CVA as our advertising revenues recognized in accordance with GAAP in a given period divided by the average number of CVAs for that same period.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and related notes on pages F-1 through F-25 of this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those discussed in “Risk Factors” and elsewhere in this prospectus. See “Special Note Regarding Forward-Looking Statements.”

General

Our Business

We are the largest in-store television network in the United States based on the number of consumers reached each month. We sell airtime on our proprietary network, the PRN Network, to national and local advertisers that want to target consumers within the United States. We deliver programming and television advertising to consumers in the stores of mass merchant, department store, consumer electronics, warehouse club and supermarket retailers. Based on information provided by several third-party research firms and retailers, we estimate that the PRN Network is watched approximately 180 million times each month by consumers in retail stores. This estimate is calculated by multiplying the number of stores airing the PRN Network, as reported by each retailer, by the average number of consumers per store who said they viewed the PRN Network, according to surveys conducted by several independent research firms. This measurement can include multiple shopping visits by the same consumer in a given month. We enable advertisers and retailers to deliver high impact and relevant marketing and merchandising messages to customers within large retail stores through a dynamic and targeted medium, which we believe improves the in-store shopping experience.

Our History

We were incorporated in Delaware in February 1992 as JMC Acquisitions, Inc. We changed our name to PICS Previews, Inc. in January 1994, to Qorvis Media Group, Inc. in April 1997 and to PRN Corporation in June 2000. We have been selling in-store media for over ten years, and we believe we have developed an excellent reputation for in-store media within the advertising industry.

Our business has grown through a combination of our own development of relationships with retailers and a series of acquisitions of businesses with existing retailer relationships. Our Costco, SAM’s Club and Wal-Mart relationships were developed by our internal retail development team. In 1996, we acquired AdVenture Media, a company that provided in-store media to Sears. In 1997, we acquired BBK International Corporation, DBA Stopwatch Entertainment Network, a company that provided in-store media to Best Buy and Circuit City. In 2003, we acquired certain net assets of Impli, a company that provided in-store media to Ralphs. We expect that our future growth will result from a combination of internal development and external acquisition.

Historically, we have entered into relationships with retailers where the retailers funded the capital requirements for expansion of the PRN Network in their stores and on an ongoing basis, pay us fees for media management of the PRN Network. Under these arrangements, including our relationship with Wal-Mart Stores, we pay distribution fees to the retailers representing a large portion of the advertising revenues generated through broadcast of the PRN Network in their stores. More recently, as a result of our established advertising base and media management and operations expertise, we have pursued, and intend to continue to pursue, alternative business arrangements with retailers. These alternatives include establishing retailer relationships whereby we fund some or all of the capital requirements for expansion and some or all of the ongoing costs of the PRN Network. We believe this approach will allow us to pay substantially lower distribution fees, sign long-term contracts more quickly and realize substantially greater operating cash flows over time. However, this approach will require greater capital investments to fund the expansion of the PRN Network, impacting our cash flows used in investing activities.

Quarterly Revenue Growth

We have experienced significant growth in our revenues. Starting with a base in annual revenues of $58.1 million in 2001, our revenues grew to $112.1 million for the year ended December 31, 2003. The following depicts growth of our revenues on a quarterly basis from January 1, 2001 through March 31, 2004:

Our revenues are subject to seasonality due to general retail trends. Consequently, our revenues are generally highest in the third and fourth quarters of the calendar year.

Sources of Revenues

We derive revenues from services related to the operation of the PRN Network from three sources: advertising airtime sales, media management services and creative services. Advertising airtime sales to advertisers and retailers account for a majority of our revenues. Advertising airtime sales are based on established rates for all or a portion of the PRN Network. One of the factors used to establish these rates is the number of viewers of the PRN Network. We provide media management services for a fee to certain retailers carrying the PRN Network. These services include technical, operating and other services related to integration of the PRN Network with other in-store systems or technologies. Creative services range from making simple modifications to existing television commercials to producing original commercial segments.

The following table provides a comparative summary of revenues by service (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
Advertising	$30,718	$53,275	$76,965	$13,627	$16,774
Media management	24,955	26,412	26,584	6,481	6,846
Creative	2,473	2,477	8,533	1,508	3,071

	$58,146	$82,164	$112,082	$21,616	$26,691

We measure the distribution of the PRN Network in terms of consumer viewing areas. We define a consumer viewing area, or CVA, as a discreet shopping area of the retail store, in which one or more video displays are installed, and the PRN Network is aired. Examples of individual CVAs include the television department of an electronics retailer, the entrance of a mass merchant retailer or a single check-out lane in a grocery store. Because store environments and consumer shopping patterns vary by retailer, CVAs may contain multiple video displays, and we may define CVAs differently based on configuration and programming. Average number of CVAs is calculated quarterly using the number of stores airing the PRN Network and the typical CVA configuration within these stores. Configurations of stores airing the PRN Network change from time to time based on the estimated in-service dates of CVAs. We expect that there will be a lag between when we deploy new CVAs and when we begin to realize revenues related to those new CVAs. We expect that this lag will result in lower short-term advertising revenues per CVA. High growth in new CVA deployment may exacerbate these downward pressures on advertising revenues per CVA.

Our Pilot Programs

Pilot programs represent an important element of our effort to establish new retailer relationships because the programs allow new potential customers to test the PRN Network in their retail locations with a low upfront commitment. The majority of our existing retailer relationships began as pilot programs. We are currently conducting pilot programs with several retailers. We do not generate significant advertising revenues during pilot programs, and therefore negatively impact our operating margins during the periods in which we conduct pilots. Pilot programs do not necessarily lead to long-term retailer relationships.

Backlog

Backlog represents the future advertising and creative services revenues not yet recorded from agreements with advertisers and retailers. As of the most recent balance sheet date, we have not yet performed the services related to these amounts. We believe our backlog allows us to more accurately forecast revenues for future periods because it is generally based on written commitments from our advertisers. As of March 31, 2004, backlog amounted to $43.1 million, compared to $27.6 million at March 31, 2003. Of our backlog at March 31, 2004, $41.9 million related to advertising and creative services revenues that we plan to recognize in accordance with GAAP as we perform the related services in the year ending December 31, 2004. Due to unexpected cancellations of our agreements with advertisers and retailers and other unforeseen events, our backlog at any particular date could decline and is not necessarily indicative of actual revenues for any future period.

Distribution and Operations

Our distribution and operations expenses are comprised of distribution fees paid to retailers and expenses related to acquiring and assembling programming and maintenance and support of the PRN Network. These expenses include staffing, outside services and facilities related to distribution and operation of the PRN Network. Our retailer relationships often provide for varying distribution fees as a percentage of advertising revenues as we achieve certain annual revenue milestones. We believe that over time our distribution and operations expenses will increase in absolute dollars but decline as a percentage of revenues.

Selling and Marketing

Selling and marketing expenses consist primarily of compensation and related costs for sales and marketing personnel, marketing programs, travel, facilities overhead and bonuses and commissions for sales representatives. Marketing expenses also include the costs of developing relationships with new retailers, including some costs related to our test or pilot programs with retailers. These costs also include our viewership studies, which are comprised of third-party research fees and travel-related expenses. We anticipate that our selling and marketing expenses will increase as we hire additional personnel, increase revenues and related commissions and market additional retailer advertising opportunities.

General and Administrative

General and administrative expenses consist primarily of compensation and related costs for finance and accounting, human resources, patent and corporate legal expenses and facilities overhead. We anticipate that our general and administrative expenses will increase over time as we hire additional personnel and incur additional costs of being a publicly traded company.

Research and Development

Research and development expenses consist primarily of compensation and related personnel costs as well as software maintenance and facilities costs related to our research and development activities. All research and development costs are expensed in the period incurred. We intend to continue to invest in research and development and believe that these expenses may increase over time, but not necessarily in direct correlation with increases in revenues.

Impairment of PRN Network Equipment

In 2001, we entered into an agreement with a retailer to install the PRN Network in selected store locations. In January 2002, this retailer filed for Chapter 11 bankruptcy protection. In order to fulfill our agreement with this retailer, we purchased property and equipment in advance of installation totaling approximately $15.3 million. Subsequent to this retailer’s bankruptcy filing, the retailer rejected its contract with us.

As further described in Note 5 to our audited consolidated financial statements, we recorded an impairment charge of approximately $10.9 million in 2002 to reduce the related PRN Network equipment to its estimated fair value. No further impairment occurred. The estimates used in calculating the amount of impairment were based on the best information available to management. It is reasonably likely that these estimates could change and that the result of such a change in estimate could be material to the accompanying consolidated financial statements.

Provision for Income Taxes

We recognize deferred tax assets and liabilities on differences between the book and tax basis of assets and liabilities using currently effective rates. Further, deferred tax assets are recognized for the expected realization of available net operating loss carryforwards. A valuation allowance is recorded to reduce a deferred tax asset to an amount that we expect to realize in the future. We continually review the adequacy of the valuation allowance and recognize these benefits if a reassessment indicates that it is more likely than not that these benefits will be realized. In addition, we continuously evaluate our tax contingencies and recognize a liability when we believe that it is probable that a liability exists.

At December 31, 2003, we had net operating loss carryforwards for federal income tax purposes of approximately $12.2 million, which expire in varying amounts from 2018 through 2020, and net operating loss carryforwards for state income tax purposes of approximately $7.2 million, which expire in varying amounts from 2004 through 2017. Because of the “change in ownership” provisions of the Tax Reform Act of 1986, a portion of our net operating loss carryforwards and tax credit carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods. At December 31, 2003, we also had $326,000 of California Enterprise Zone credits that carry forward indefinitely.

Net Income

We first became profitable in the second quarter of 2002. If not for the non-recurring impairment of PRN Network equipment, as described above, we would have been profitable in each of the last eight quarters. One of our key objectives is to maintain and increase our profitability going forward.

Operating Leverage

We believe our established infrastructure for distribution in retail stores and relatively low amount of variable costs will lead to an increase in our operating income as a percentage of revenues if we succeed in growing our revenues. Our network infrastructure is highly scalable and can support incremental advertising on existing CVAs without proportionately increasing our operating costs. In addition, only a portion of our operating costs increase as we add new CVAs to the PRN Network.

Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin

We define adjusted EBITDA as net income (loss) excluding other income, net, income taxes, impairment of PRN Network equipment, stock-based compensation, depreciation and amortization. This definition may not be comparable to similarly titled measures reported by other companies. We are presenting adjusted EBITDA because it provides an additional way to view our operations, when considered with both our GAAP results and the reconciliation to net income (loss), which we believe provides a more complete understanding of our business than could be obtained without this disclosure. Adjusted EBITDA is presented solely as a supplemental disclosure because we believe it is a useful tool for investors to assess the operating performance of our business without the effect of other income, net, income taxes, non-cash impairment, stock-based compensation, depreciation and amortization expenses, and because we use adjusted EBITDA internally to evaluate the performance of our personnel and also as a benchmark to evaluate our operating performance or compare our performance to that of our competitors. We use adjusted EBITDA to evaluate the performance of our business because we believe it is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in our industry. Television media companies such as ours typically invest in substantial capital expenditures as they expand their delivery networks, and we believe adjusted EBITDA allows us to present comparable measurements in this regard. We exclude the effects of stock-based compensation due to the non-cash nature of the expense. We also exclude the loss from the impairment of PRN Network equipment as we only experienced those costs in one quarter since inception, and we do not believe that the impairment reflects a reasonably likely recurring cost of operating our business. Our management and board of directors also use adjusted EBITDA in computing and awarding bonuses to certain of our managerial employees. Since adjusted EBITDA excludes specific operating and non-operating expenses, as detailed above, and the effects of capital expenditures, we review adjusted EBITDA alongside other GAAP measures such as net income (loss) and cash flows to obtain a full representation of our financial performance. The use of adjusted EBITDA has limitations and you should not consider adjusted EBITDA in isolation from or as an alternative to GAAP measures, such as net income, cash flows from operating activities and consolidated income or cash flow statement data prepared in accordance with GAAP, or as a measure of profitability or liquidity. The following table sets forth the reconciliation of adjusted EBITDA, a non-GAAP financial measure, from net income (loss), our most directly comparable financial measure presented in accordance with GAAP. We define adjusted EBITDA margin as our adjusted EBITDA expressed as a percentage of our revenues. Adjusted EBITDA margin allows us to evaluate the efficiency of our business from period to period relative to revenues generated in those periods. This measure may not be comparable to similarly titled measures of other companies.

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
	($ in thousands)
Net income (loss)	$(1,170)	$(6,024)	$10,088	$1,537	$967
Other income, net	(185)	(442)	(1,083)	(964)	(257)
Provision for income taxes	—	225	140	21	210
Impairment of PRN Network equipment	—	10,866	—	—	—
Stock-based compensation	391	—	—	—	—
Depreciation and amortization	1,802	2,901	4,762	1,036	1,018

Adjusted EBITDA	$838	$7,526	$13,907	$1,630	$1,938
Adjusted EBITDA margin	1.4%	9.2%	12.4%	7.5%	7.3%

Advertising Revenues per CVA

We define our advertising revenues per CVA as our advertising revenues recognized in accordance with GAAP in a given period divided by the average number of CVAs for that same period. We plan to expand the number of CVAs where we broadcast the PRN Network. We expect that there will be a lag between when we deploy new CVAs and when we begin to realize revenues related to those new CVAs. We expect that this lag will result in lower short-term advertising revenues per CVA before reverting back to or exceeding our pre-deployment levels. This effect can be seen in our “Selected Consolidated Financial Data” from 2000 to 2002. High growth in new CVA deployment may exacerbate these downward pressures on advertising revenues per CVA.

Critical Accounting Policies and Use of Estimates

Our discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP. The application of GAAP requires our management to make estimates that affect our reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances. In many instances, we could have reasonably used different accounting estimates, and in other instances changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ significantly from the estimates made by our management. To the extent that there are material differences between these estimates and actual results, our future financial statement presentation of our consolidated financial condition or results of operations will be affected. Our most critical accounting estimates include our allowance for doubtful accounts, assessment of recoverability of long-lived assets, stock option accounting and valuation reserves relating to income tax assets and exposures . As of March 31, 2004, our allowance for doubtful accounts was $630,000. Changes to our estimates of doubtful accounts could significantly impact income from operations. As of March 31, 2004, we had long-lived assets, including intangible assets and property and equipment, of $13.3 million, net of accumulated amortization, depreciation and allowances. We estimate the recoverability of these long-lived assets in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. Our property and equipment, net, as of March 31, 2004 includes $4.9 million of assets relating to the impairment of PRN Network equipment in 2002 that have not yet been disposed of or redeployed. If we are unable to recover the carrying value of these assets through operations or disposal, we will experience further impairment losses, which will adversely affect our income from operations. Changes in our estimate of the recoverability of long-lived assets could also significantly impact income from operations. As of March 31, 2004, we also carried a full valuation allowance against our identified deferred tax assets. A decrease in this valuation allowance could significantly reduce our income tax provision. Below, we discuss these policies further, as well as the estimates and judgments involved.

In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application, while in other cases, management’s judgment is required in selecting among available alternative accounting standards that allow different accounting treatment for similar transactions. We believe that the accounting policies discussed below are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates. Our management has reviewed these critical accounting policies, our use of estimates and the related disclosures with our audit committee. Refer to Note 1 to the consolidated financial statements for a further description of our accounting policies.

Revenue Recognition

We generate revenues from services related to the operation of the PRN Network. These services include advertising, media management and creative. Advertising revenues are recognized ratably over the period of the related broadcast campaigns. Revenues relating to media management are recognized as related services are performed. For creative services, revenues are recognized in the period in which the creative is complete and the related programming begins to air.

In many cases, customers purchase multiple services from us at one time. In these cases, we follow the guidance of Emerging Issues Task Force Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Each time that a customer purchases multiple services from us, objective evidence of the fair market value of undelivered services exists. As a result, we either recognize revenues for delivered services based on fair market value of those services, when known, or the residual method, using the known fair market value of the undelivered services, when such delivered fair market value is unknown.

We generally bill in advance for our services and in such cases, billed amounts are recorded as deferred revenue until such time that we recognize them according to the foregoing methods.

Distribution and Operations

We generally recognize distribution and operations expenses in the period in which they are incurred. To the extent that expenses arise related to discreet revenue earning events, we recognize those expenses in the periods in which the related revenues are recognized.

Accounts Receivable and Allowance for Doubtful Accounts

We perform ongoing credit evaluations of our customers and generally do not require collateral. We make provisions for potential credit losses at the time revenues are recognized and provide an allowance for losses on receivables based on a review of the current status of existing receivables and our historical collection experience. Receivables are charged to the allowance accounts when the accounts are deemed uncollectible. Credit losses have been within management’s expectation. If our experience with collections changes, or the financial condition of our customers deteriorates, additional allowances may be required.

Stock-Based Compensation

We have a stock-based employee compensation plan, which is described more fully in Note 1 to our consolidated financial statements. We account for this plan under the recognition and measurement principles of the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees and related Interpretations. Under the intrinsic value method, compensation cost is the excess, if any, of the fair market value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. In conjunction with this certain options granted under this plan in 1999 and certain warrant issuances for services in 2001, we recorded stock-based compensation expense. No stock-based employee compensation after 2001 is reflected in net income, as all options granted under our plan after December 31, 2001 had an exercise price equal to or greater than the estimated fair market value of the underlying common stock on the date of grant.

Accounting for equity instruments granted or sold by us requires fair value estimates of the equity instrument granted or sold. If our estimates of the fair value of these equity instruments are too high or too low, our expenses may be over- or under-stated. Equity instruments granted or sold in exchange for the receipt of goods or services and the value of those goods or services cannot be readily estimated, as is true in connection with most stock options and warrants granted to employees and non-employees, and we estimated the fair value of the equity instruments based upon consideration of factors which we deemed to be relevant at the time.

The fair market value of our common stock is determined by our board of directors contemporaneously with the grant of a stock option. Prior to the existence of a public trading market for our common stock, our board of directors considered numerous objective and subjective factors in determining the fair market value of our common stock. At the time of option grants and other stock issuances, our board of directors considered the redemption rights, liquidation preferences, dividend rights, voting control and anti-dilution protection attributable to our then-outstanding redeemable convertible preferred stock, the status of private and public financial markets, valuations of comparable private and public companies, the likelihood of achieving a liquidity event, our existing financial resources, our anticipated capital needs, dilution to common stockholders from anticipated future financings and a general assessment of future business risks, as such conditions existed at the time of the grant. Subsequent events or conditions that differ from these factors could have a material impact on stock-based compensation expense in our consolidated financial statements.

We disclose our pro forma net income or loss and net income or loss per common share as if we had expensed the fair value of the options. In calculating such fair values, we use assumptions of estimated option life, dividend policy and interest rates. These estimates are highly subjective. In future periods, the Financial Accounting Standards Board, or FASB, will likely require companies to expense the fair value of their stock-based compensation over the respective vesting period. Such new accounting guidance could have a material effect upon our results of operations.

Long-Lived Assets

The carrying value of our property and equipment and our intangible assets reflects estimates, assumptions and judgments relative to capitalized costs, useful lives, utilization and salvage values. We evaluate the carrying value of our property and equipment, as well as our intangible assets, when events or changes in circumstances indicate that the carrying value of such assets may be impaired. If appropriate, we revalue affected assets and record an impairment charge. Asset impairment evaluations are, by nature, highly subjective.

The estimates, assumptions and judgments we use in the application of our asset impairment policies reflect both historical experience and our expectations regarding future industry conditions and operations. The use of different estimates, assumptions and judgments, especially those involving the useful lives and expectations regarding future industry conditions and operations, would likely result in materially different carrying values of assets and results of operations.

Accounting for Income Taxes

We account for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, we determine deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. The tax consequences of most events recognized in the current year’s consolidated financial statements are included in determining income taxes currently payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenue, expenses, gains and losses, differences arise between the amount of taxable income and pretax financial income for a year and between the tax bases of assets or liabilities and their reported amounts in the consolidated financial statements. Because it is assumed that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or a liability and its reported amount in the balance sheet will result in a taxable or a deductible amount in some future years when the related liabilities are settled or the reported amounts of the assets are recovered, hence giving rise to a deferred tax asset. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income and to the extent we believe that recovery is not likely, we must establish a valuation allowance.

As of December 31, 2003, we had recorded a full valuation allowance of $8.9 million against our deferred tax assets, due to uncertainties related to our ability to utilize our deferred tax assets, primarily consisting of certain net operating losses carried forward, before they expire. As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes. This process involves estimating our actual current tax exposure together with assessing temporary differences that may result in deferred tax assets. Management judgment is required in determining any valuation allowance recorded against our net deferred tax assets. Any such valuation allowance would be based on our estimates of taxable income and the period over which our deferred tax assets would be recoverable. Our estimates related to income taxes could be affected by future changes to currently enacted tax laws and our future assessment of the need for a valuation allowance established against our net deferred tax assets. In the event it is determined our valuation allowance is no longer required, our income tax provision would be reduced in amounts that could be material to our consolidated statements of operations.

Contingencies

From time to time, we may be involved in various claims and legal proceedings. If management believes that a loss arising from these matters is probable and can reasonably be estimated, we record the amount of the loss, or the minimum estimated liability when the loss is estimated using a range, and no point within the range is more probable than another. As additional information becomes available, any potential liability related to these matters is assessed and the estimates are revised, as appropriate. Litigation is subject to inherent uncertainties, and unfavorable rulings could occur. If an unfavorable ruling were to occur, there exists the possibility of a material adverse impact on the results of operations of the period in which the ruling occurs or in future periods.

Results of Operations

Three Months Ended March 31, 2004 Versus Three Months Ended March 31, 2003

The following table sets forth our results of operations based on the amounts and percentage relationship of the items listed to revenues for the periods presented.

	Three Months Ended March 31,
	2003		2004
	Amount	%	Amount	%
	($ in thousands)
Revenues	$21,616	100.0%	$26,691	100.0%

Operating costs and expenses:
Distribution and operations	14,311	66.2	18,263	68.4
Selling and marketing	3,815	17.6	4,616	17.3
General and administrative	1,127	5.2	953	3.6
Research and development	733	3.4	921	3.5
Depreciation and amortization	1,036	4.8	1,018	3.8

Total operating costs and expenses	21,022	97.3	25,771	96.6

Income from operations	594	2.7	920	3.4

Other income:
Interest income	64	0.3	97	0.4
Other income, net	900	4.2	160	0.6

Total other income, net	964	4.5	257	1.0

Income before provision for income taxes	1,558	7.2	1,177	4.4

Provision for income taxes	21	0.1	210	0.8

Net income	$1,537	7.1%	$967	3.6%

Revenues

Revenues for the three months ended March 31, 2004 were $26.7 million, compared to $21.6 million for the three months ended March 31, 2003, an increase of $5.1 million, or 23.5%. Revenues increased primarily as a result of expansion in our advertising revenues due to an increase in the average number of CVAs of 6.2% to 34,794 and greater utilization of CVA capacity as evidenced by the growth in advertising revenue per CVA of 15.9% over the same period of the prior year to $482. During the three months ended March 31, 2003, the average number of CVAs was 32,764, and our advertising revenue per CVA was $416. Increased fees for media management services and increased creative services on behalf of our advertising customers further contributed to our revenue growth.

Distribution and Operations

Distribution and operations expense for the three months ended March 31, 2004 was $18.3 million, compared to $14.3 million for the three months ended March 31, 2003, an increase of $4.0 million, or 27.6%. Distribution and operations expense increased primarily due to an increase in retailer distribution fees of approximately $1.8 million as a result of growth in our advertising revenues. In the three months ended March 31, 2004, we also incurred expenses of approximately $1.0 million related to temporary staffing and other costs associated with expanded retailer relationships ahead of pursuing advertising sales. We expect to continue to incur expenses in new retailer relationships where there may be a lag between incurring expenses and realizing revenues related to this expansion, negatively impacting operating margins as we establish new retailer relationships.

Selling and Marketing

Selling and marketing expense for the three months ended March 31, 2004 was $4.6 million, compared to $3.8 million for the same period of 2003, an increase of $801,000, or 21.0%. The majority of this increase was related to higher costs associated with market studies of $583,000 and increased staffing in 2004 over 2003. Overall, selling and marketing expense decreased in relation to revenues to 17.3% for the three months ended March 31, 2004 as compared to 17.6% for the three months ended March 31, 2003.

General and Administrative

General and administrative expense decreased to $953,000 during the three months ended March 31, 2004 from $1.1 million in the same period of 2003, primarily as a result of lower professional service fees. As a percentage of revenues, general and administrative costs decreased to 3.6% for the three months ended March 31, 2004 from 5.2% for the three months ended March 31, 2003.

Research and Development

Research and development expense for the three months ended March 31, 2004 was $921,000 compared to $733,000 for the three months ended March 31, 2003, an increase of $188,000, or 25.6%. Research and development expense as a percentage of revenues increased slightly to 3.5% for the three months ended March 31, 2004 from 3.4% for the three months ended March 31, 2003. This increase was primarily attributable to increased staffing to address new PRN Network features.

Depreciation and Amortization

Depreciation and amortization expense for the three months ended March 31, 2004 and 2003 was relatively constant at $1.0 million.

Other Income, Net

Other income, net for the three months ended March 31, 2004 was $257,000, compared to $964,000 for the three months ended March 31, 2003, a decrease of $707,000, or 73.3%. The decrease was primarily due to a $900,000 gain that we realized from a short-term equipment financing arrangement with a retailer. We advanced cash to this retailer for its purchase of third-party equipment and were repaid the financed amount plus an additional $900,000. This transaction was a non-standard retailer arrangement, and we do not expect similar arrangements to occur in the future. Other income in the first quarter of 2004 was primarily related to the recovery of costs incurred in prior years in connection with our resolution of a dispute with a former service provider.

Provision for Income Taxes

We recorded an income tax provision for the three months ended March 31, 2004 of $210,000, compared to $21,000 for the three months ended March 31, 2003. These tax provisions were primarily related to income taxes that could not be offset by net operating loss carryforwards. The increase in income tax provision for the first quarter of 2004 was related to the increase in our income from operations during that period.

Net Income

Our net income for the three months ended March 31, 2004 was $967,000, compared to $1.5 million for the three months ended March 31, 2003. The decrease in net income was primarily the result of the non-recurring $900,000 gain in the first quarter of 2003 that is described above, and a general increase in operating expenses as a result of expansion, partially offset by the increase in revenues.

Year Ended December 31, 2003 Versus Year Ended December 31, 2002

The following table sets forth our results of operations based on the amounts and percentage relationship of the items listed to revenues for the periods presented.

	Years Ended December 31,
	2002	%	2003	%
	($ in thousands)
Revenues	$82,164	100.0%	$112,082	100.0%

Operating costs and expenses:
Distribution and operations	54,884	66.8	72,821	65.0
Selling and marketing	13,089	15.9	17,276	15.4
General and administrative	4,454	5.4	4,767	4.3
Research and development	2,211	2.7	3,311	3.0
Depreciation and amortization	2,901	3.5	4,762	4.2
Impairment of PRN Network equipment	10,866	13.2	—	0.0

Total operating costs and expenses	88,405	107.6	102,937	91.8

Income (loss) from operations	(6,241)	(7.6)	9,145	8.2

Other income:
Interest income	331	0.4	252	0.2
Other income, net	111	0.1	831	0.7

Total other income, net	442	0.5	1,083	1.0

Income (loss) before provision for income taxes	(5,799)	(7.1)	10,228	9.1

Provision for income taxes	225	0.3	140	0.1

Net income (loss)	$(6,024)	(7.3)%	$10,088	9.0%

Revenues

Revenues for the year ended December 31, 2003 were $112.1 million, compared to $82.2 million for the year ended December 31, 2002, an increase of $29.9 million, or 36.4%. Revenues increased primarily as a result of expansion in our advertising revenues due to an increase in the average number of CVAs of 7.3% to 33,772 and greater utilization of CVA capacity as evidenced by the growth in advertising revenue per CVA of 34.7% over 2002 to $2,279. During 2002, the average number of CVAs was 31,484, and our advertising revenue per CVA was $1,692. Increased fees for media management services and increased creative services on behalf of our advertising customers further contributed to our revenue growth.

Distribution and Operations

Distribution and operations expense for the year ended December 31, 2003 was $72.8 million, compared to $54.9 million for the year ended December 31, 2002, an increase of $17.9 million, or 32.7%. Distribution and operations expense increased primarily due to an increase in retailer distribution fees of approximately $15.1 million as a result of growth in our advertising revenues. Distribution and operations expense as a percentage of revenues decreased from 66.8% in 2002 to 65.0% in 2003 due primarily to a decrease in distribution fees to retailers as a percentage of revenues.

Selling and Marketing

Selling and marketing expense for the year ended December 31, 2003 was $17.3 million, compared to $13.1 million for the prior year, an increase of $4.2 million, or 32.0%. Selling and marketing expenses, primarily personnel costs and related commissions, increased primarily as a result of higher revenues and additional sales support resources. Our sales personnel and commission costs increased by $2.4 million, and we incurred incremental selling and marketing costs of $500,000 following our acquisition of certain net assets of Impli, while overall, selling and marketing expense remained relatively constant in relation to revenues, decreasing to 15.4% in 2003 as compared to 15.9% in 2002.

General and Administrative

General and administrative expense increased to $4.8 million in 2003 from $4.5 million in 2002, primarily as a result of increased compensation and corporate overhead expenses. As a percentage of revenues, general and administrative costs decreased to 4.3% in 2003 from 5.4% in 2002.

Research and Development

Research and development expense for the year ended December 31, 2003 was $3.3 million compared to $2.2 million for the year ended December 31, 2002, an increase of $1.1 million, or 49.8%. Research and development increased primarily due to increased staffing to address the development of new PRN Network features. Research and development expense as a percentage of revenues increased from 2.7% in 2002 to 3.0% in 2003.

Depreciation and Amortization

Depreciation and amortization expense for the year ended December 31, 2003 was $4.8 million, compared to $2.9 million for the year ended December 31, 2002, an increase of $1.9 million, or 64.2%. The increase was primarily due to the deployment of additional PRN Network equipment in 2003. In 2003, we also recorded depreciation and amortization expense related to our acquisition of certain assets from Impli.

Impairment of PRN Network Equipment

As discussed above, our $10.9 million charge in 2002 for impairment of PRN Network equipment related to an agreement that we had with a retailer that entered bankruptcy protection. This was a non-recurring expense that we reported to write the related assets down to our expected recovery value. While we do not expect further impairments of this kind, we have made estimates in arriving at our conclusions and we could experience further such impairments in the future that could have a material impact on our consolidated results of operations. We have had no such further impairments since 2002.

Other Income, Net

Other income, net for the year ended December 31, 2003 was $1.1 million, compared to $442,000 for the year ended December 31, 2002, an increase of $641,000, or 145.0%. The increase was primarily due to a $900,000 gain that we realized from a short-term financing equipment financing arrangement with a retailer. We advanced cash to this retailer for its purchase of third-party equipment and were repaid the financed amount plus an additional $900,000. This transaction was a non-standard retailer arrangement, and we do not expect similar arrangements to occur in the future. The increase in 2003 was partially offset by lower interest income as a result of lower interest rates available in capital markets and disposal of equipment in connection with our move to our new facilities in 2003.

Provision for Income Taxes

We recorded an income tax provision for the year ended December 31, 2003 of $140,000, compared to $225,000 for the year ended December 31, 2002. These 2002 tax provisions were primarily related to income taxes that could not be offset by net operating loss carryforwards. The increase in 2003 over 2002 was related to the increase in our income from operations, excluding currently non-deductible portion of our impairment losses in 2002.

Net Income (Loss)

Our net income for the year ended December 31, 2003 was $10.1 million, compared to a net loss of $6.0 million for the year ended December 31, 2002. The increase in net income was primarily the result of the $10.9 million impairment loss recorded in 2002 and the increase in revenues partially offset by the increase in other operating expenses, as more fully described above.

Year Ended December 31, 2002 Versus Year Ended December 31, 2001

The following table sets forth our results of operations based on the amounts and percentage relationship of the items listed to revenues for the periods presented.

	Years Ended December 31,
	2001	%	2002	%
	($ in thousands)
Revenues	$58,146	100.0%	$82,164	100.0%

Operating costs and expenses:
Distribution and operations	41,299	71.0	54,884	66.8
Selling and marketing	9,764	16.8	13,089	15.9
General and administrative	4,535	7.8	4,454	5.4
Research and development	1,710	2.9	2,211	2.7
Depreciation and amortization	1,802	3.1	2,901	3.5
Stock-based compensation	391	0.7	—	0.0
Impairment of PRN Network equipment	—	0.0	10,866	13.2

Total operating costs and expenses	59,501	102.3	88,405	107.6

Loss from operations	(1,355)	(2.3)	(6,241)	(7.6)

Other income (expense):
Interest income, net	185	0.3	331	0.4
Other income, net	—	0.0	111	0.1

Total other income, net	185	0.3	442	0.5

Loss before provision for income taxes	(1,170)	(2.0)	(5,799)	(7.1)

Provision for income taxes	—	0.0	225	0.3

Net loss	$(1,170)	(2.0)%	$(6,024)	(7.3)%

Revenues

Revenues for the year ended December 31, 2002 were $82.2 million, compared to $58.1 million for the year ended December 31, 2001, an increase of approximately $24.0 million, or 41.3%. Revenues increased primarily as a result of expansion in our advertising revenues due to an increase in the average number of CVAs of 1.1% to 31,484 and greater utilization of CVA capacity as evidenced by the growth in advertising revenue per CVA of 71.6% over 2001 to $1,692. During 2001, the average number of CVAs was 31,151, and our advertising revenue per CVA was $986. Increased fees for media management services and increased creative services on behalf of our advertising customers further contributed to our revenue growth.

Distribution and Operations

Distribution and operations expense for the year ended December 31, 2002 was $54.9 million, compared to $41.3 million for the year ended December 31, 2001, an increase of $13.6 million, or 32.9%. The change is primarily due to an increase of $15.6 million in retailer distribution fees, offset by decreases in programming and network operating expenses of $3.8 million. Distribution and operations expense as a percentage of revenues decreased from 71.0% in 2001 to 66.8% in 2002 due primarily to a decrease in distribution fees as a percentage of advertising revenues.

Selling and Marketing

Selling and marketing expense for the year ended December 31, 2002 was $13.1 million, compared to $9.8 million for the prior year, an increase of $3.3 million, or 34.1%. This increase related to higher salaries and sales commissions of $909,000 and an increase in market studies costs of $1.6 million. Despite these expansions, our overall selling and marketing expense decreased in relation to revenues to 15.9% in 2002 from 16.8% in 2001.

General and Administrative

General and administrative expense remained substantially constant at $4.5 million in both 2002 and 2001. As a percentage of revenues, general and administrative expenses decreased to 5.4% in 2002 from 7.8% in 2001 as a result of higher revenues and improvements in administrative and facility cost control.

Research and Development

Research and development expense for the year ended December 31, 2002 was $2.2 million compared to $1.7 million for the year ended December 31, 2001, an increase of $501,000, or 29.3%. Research and development expense increased primarily due to expanded headcount and professional services related to the development of new PRN Network features. Research and development expense as a percentage of revenues remained relatively consistent at 2.9% in 2001 and 2.7% in 2002.

Depreciation and Amortization

Depreciation and amortization expense for the year ended December 31, 2002 was $2.9 million, compared to $1.8 million for the year ended December 31, 2001, an increase of $1.1 million, or 61.0%. The increase was primarily due to the placement in service of additional software related to the PRN Network.

Stock-Based Compensation

In 2001, we issued warrants to service providers and recorded compensation expense based on the fair value of those warrants, using the Black-Scholes option pricing model. We had no such expenses in 2002.

Impairment of PRN Network Equipment

As discussed above, our $10.9 million charge in 2002 for impairment of PRN Network equipment related to an agreement that we had with a retailer that filed for bankruptcy protection. This was a non-recurring expense to write the related assets down to their expected recovery value. While we do not expect further impairments of this kind, we have made estimates in arriving at our conclusions and we could experience further such impairments in the future that could have a material impact on our consolidated results of operations. We have had no such impairment in 2001 or in any year other than 2002.

Other Income, Net

Other income, net for the year ended December 31, 2002 was $442,000, compared to $185,000 for the year ended December 31, 2001, an increase of $257,000, or 138.9%. The increase was due primarily to decreased costs incurred in 2002 in connection with a dispute with a former service provider.

Provision for Income Taxes

We recorded an income tax provision for the year ended December 31, 2002 of $225,000, compared to $0 for the year ended December 31, 2001. The 2002 tax provision was primarily related to income taxes that could not be offset by net operating loss carryforwards. The increase in 2002 was related to the improvement in our operating results, excluding currently non-deductible portion of our impairment losses.

Net Loss

Our net loss for the year ended December 31, 2002 was $6.0 million, compared to a net loss of $1.2 million for the year ended December 31, 2001. The increase in net loss is primarily the result of our impairment loss, offset by the net results of an increase in revenues and the increase in operating expenses, as more fully described above.

Selected Quarterly Financial Information

The following tables set forth our unaudited quarterly statements of operations data for each of the nine quarters ended March 31, 2004, as well as such data expressed as a percentage of our revenues for the quarters presented. This unaudited information has been prepared on a basis consistent with our audited consolidated financial statements appearing elsewhere in this prospectus and, in the opinion of our management, includes all adjustments, consisting only of normal recurring accruals, necessary for a fair presentation of the information for the periods presented. The unaudited quarterly information should be read in conjunction with the financial statements and notes included elsewhere in this prospectus. Operating results for any quarter are not necessarily indicative of results for any future quarters or for a full year.

	Three Months Ended
	Mar. 31, 2002	Jun. 30, 2002	Sept. 30, 2002	Dec. 31, 2002	Mar. 31, 2003	Jun. 30, 2003	Sept. 30, 2003	Dec. 31, 2003	Mar. 31, 2004
	(in thousands)
Consolidated statement of operations data:
Revenues	$14,532	$15,560	$20,655	$31,417	$21,616	$25,776	$27,726	$36,964	$26,691

Operating costs and expenses:
Distribution and operations	9,893	9,843	13,389	21,759	14,311	17,189	17,932	23,389	18,263
Selling and marketing	3,249	3,109	3,240	3,491	3,815	4,243	4,140	5,078	4,616
General and administrative	927	1,377	1,274	876	1,127	965	1,231	1,444	953
Research and development	494	510	565	642	733	858	797	923	921
Depreciation and amortization	605	688	692	916	1,036	1,190	1,290	1,246	1,018
Impairment of PRN Network equipment	—	—	—	10,866	—	—	—	—	—

Total operating costs and expenses	15,168	15,527	19,160	38,550	21,022	24,445	25,390	32,080	25,771

Income (loss) from operations	(636)	33	1,495	(7,133)	594	1,331	2,336	4,884	920
Other income (expense):
Interest income	99	69	79	84	64	65	53	70	97
Other income, net	(300)	(1)	2	410	900	—	—	(69)	160

Total other income (expense), net	(201)	68	81	494	964	65	53	1	257

Income (loss) before provision for income taxes	(837)	101	1,576	(6,639)	1,558	1,396	2,389	4,885	1,117

Provision for income taxes	46	46	49	84	21	19	33	67	210

Net income (loss)	$(883)	$55	$1,527	$(6,723)	$1,537	$1,377	$2,356	$4,818	$967

As a percent of revenues:
Revenues	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Operating costs and expenses:
Distribution and operations	68.1	63.3	64.8	69.3	66.2	66.7	64.7	63.3	68.4
Selling and marketing	22.4	20.0	15.7	11.1	17.6	16.5	14.9	13.7	17.3
General and administrative	6.4	8.8	6.2	2.8	5.2	3.7	4.4	3.9	3.6
Research and development	3.4	3.3	2.7	2.0	3.4	3.3	2.9	2.5	3.5
Depreciation and amortization	4.2	4.4	3.4	2.9	4.8	4.6	4.7	3.4	3.8
Impairment of PRN Network equipment	0.0	0.0	0.0	34.6	0.0	0.0	0.0	0.0	0.0

Total operating costs and expenses	104.4	99.8	92.8	122.7	97.3	94.8	91.6	86.8	96.6

Income (loss) from operations	(4.4)	0.2	7.2	(22.7)	2.7	5.2	8.4	13.2	3.4

Other income (expense):
Interest income	0.7	0.4	0.4	0.3	0.3	0.3	0.2	0.2	0.4
Other income, net	(2.1)	0.0	0.0	1.3	4.2	0.0	0.0	(0.2)	0.6

Total other income (expense), net	(1.4)	0.4	0.4	1.6	4.5	0.3	0.2	0.0	1.0

Income (loss) before provision for income taxes	(5.8)	0.6	7.6	(21.1)	7.2	5.4	8.6	13.2	4.4

Provision for incomes taxes	0.3	0.3	0.2	0.3	0.1	0.1	0.1	0.2	0.8

Net income (loss)	(6.1)%	0.4%	7.4%	(21.4)%	7.1%	5.3%	8.5%	13.0%	3.6%

Liquidity and Capital Resources

Since inception, we have financed our operations primarily through sales of preferred stock and borrowings and other credit facilities. More recently, we have funded our business through cash flows from operations. We have received a total of approximately $77.0 million from private offerings of our convertible preferred stock and redeemable convertible preferred stock, before deduction of offering costs. At March 31, 2004, we had approximately $31.0 million in cash and short-term investments on hand.

Our liquidity is most substantially impacted by our accounts receivable, net, accounts payable, various accrued liabilities and deferred revenues. We record accounts receivable when we bill our customers for our services. When we bill accounts receivable in advance of recognizing revenues, we record deferred revenues until we provide the services and recognize the related revenues in accordance with GAAP. We collect billed amounts prior to or after fully recognizing revenue amounts and can therefore have cash flows in excess of or below recognized revenues, depending on the specific situation. Our accounts receivable, net, and our deferred revenues are therefore related accounts and should be evaluated in concert. Variability in the collection patterns of accounts receivable can have substantial effects on cash flows.

Our accrued distribution fees reflect the amounts that are payable to our retailers. We generally pay these amounts to our retailers in arrears, depending on the specific arrangement. As we expand distribution of the PRN Network and advertising revenues with existing and new retailers, the magnitude and timing of these distribution fees may change, resulting in fluctuations in operating cash flows.

We generally pay our accounts payable within 90 days. Our accrued payroll and related obligations mainly reflect accrued commissions, incentive compensation and paid-time-off, each of which are paid based on certain events. In the case of commissions, we accrue amounts based on recognized revenues, and generally pay accrued amounts following collection. Incentive compensation is discretionary and typically paid annually, in March of each calendar year. Paid-time-off is only paid when our employees request payment due to their absence from the office.

Cash provided by operations for the three months ended March 31, 2004 was $6.3 million. These cash flows were primarily the result of our net income, adjusted for depreciation and amortization, a decline in our accounts receivable balance of $7.9 million, partially offset by a decrease in deferred revenue of $3.3 million. Both of these changes resulted from the timing of billings and collections. Cash flows from operations were also partially offset by decreases in accrued payroll and related obligations totaling $1.2 million, primarily as a result of the payment of accrued incentive compensation during the three-month period. Our cash provided by operations for the year ended December 31, 2003 was $12.2 million, compared to an amount used in operations of $7.0 million for the year ended December 31, 2002. In each of the years ended December 31, 2003 and 2002, we experienced increases in accounts receivable of $10.0 million and $15.7 million, respectively, resulting from an overall increase in revenues in those years. Cash used in operations in the year ended December 31, 2002 was also the result of a net loss in that period as well as a change in accounts payable of $5.2 million largely related to equipment purchases, partially offset by the non-cash charge related to the impairment of PRN Network equipment of $10.9 million. Our cash flows from operations have improved as a result of our increasing revenues and management of expenses, contributing to growth in our overall operating income.

Cash used in investing activities was $9.0 million in the three months ended March 31, 2004, primarily as a result of our purchase of $7.1 million in marketable securities and $1.9 million in property and equipment. Our investments in marketable securities are highly liquid and are available for sale should we require the underlying funds for operating purposes. Our cash used in investing activities was $15.0 million for the year ended December 31, 2003, compared to $7.3 million for the year ended December 31, 2002. In 2003 as in the most recent three-month period, net cash used for investing activities was primarily comprised of net purchases of short-term marketable securities. On a net basis, these purchases amounted to $10.4 million for the year ended December 31, 2003. In 2003, we also used $2.6 million to purchase equipment and other property and $2.0 million to acquire certain net assets of Impli. In 2002, we used $7.3 million to purchase equipment and other property.

Cash provided from financing activities amounted to $51,000 during the three months ended March 31, 2004. During the year ended December 31, 2003, our cash used in financing activities was $161,000 as compared to cash provided from financing activities of $4.6 million for the year ended December 31, 2002. The difference was primarily the result of the sale of series E redeemable convertible preferred stock and warrants in 2002. In 2003, we also paid $219,000 as additional consideration to repurchase shares of our common stock.

Our working capital at March 31, 2004 was $34.0 million compared to $33.6 million and $24.0 million at December 31, 2003 and 2002, respectively. The progressive increase in working capital was primarily due to our improved profitability.

At December 31, 2003 and 2002, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. As such, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had engaged in such relationships.

We intend to use approximately $44.6 million of the net proceeds of this offering to redeem an aggregate of 2,361,276 outstanding shares of our series E redeemable convertible preferred stock. This cash amount will be adjusted upward to the extent the initial public offering price of our common stock is greater than $18.90 per share. From this redemption consideration, consistent with a prior agreement with holders of our series E redeemable convertible preferred stock, approximately $1.1 million will be further distributed to holders of our series B, C and D redeemable convertible preferred stock and approximately $1.1 million will be further distributed to members of our management and other key employees. See “Use of Proceeds” and “Certain Relationships and Related Transactions.”

Based on our current level of operations and anticipated growth, we believe that our cash and short-term investments on-hand, cash flows generated from operations and the net proceeds that we will receive from this offering, will be adequate to finance our working capital and other capital expenditure requirements through at least the next 12 months. Our future capital requirements will depend on a number of factors, including our rate of revenue growth, our expansion of sales and marketing efforts, our level of investment in infrastructure and continuing market acceptance of the PRN Network by advertisers and retailers.

If we require additional capital resources to expand our business internally or to acquire complementary technologies and businesses at any time in the future, we may seek to sell additional equity or debt securities. The sale of additional equity or convertible debt securities could result in more dilution to our stockholders. Financing arrangements may not be available to us, or may not be available in amounts or on terms acceptable to us.

The following table summarizes our contractual obligations at March 31, 2004, and the effect these obligations are expected to have on our liquidity and cash flow in future periods, assuming a portion of net proceeds from this offering is used to redeem an aggregate of 2,361,276 outstanding shares of series E redeemable convertible preferred stock and the conversion into common stock of all remaining shares of redeemable convertible preferred stock:

		Years Ending December 31,
	Total	Remaining 2004	2005	2006	2007	2008 and Thereafter
	(In thousands)
Operating leases	$6,765	$890	$1,007	$955	$938	$2,975

Total contractual obligations	$6,765	$890	$1,007	$955	$938	$2,975

Interest Rate Risk

The primary objective of our investment activities is to preserve principal while at the same time maximizing the income we receive from our investments without significantly increasing risk. Some of the securities in which we invest may be subject to market risk. This means that a change in prevailing interest rates may cause the principal amount of the investment to fluctuate. For example, if we hold a security that was issued with an interest rate fixed at the then-prevailing rate and the prevailing interest rate later rises, the principal amount of our investment will probably decline. To minimize this risk in the future, we intend to maintain our portfolio of cash equivalents and short-term investments in a variety of securities, including commercial paper, money market funds, government and non-government debt securities and certificates of deposit. The risk associated with fluctuating interest rates is limited to our investment portfolio and we do not believe that a 10% change in interest rates will have a significant impact on our interest income. As of March 31, 2004, all of our investments were in money market and bond funds.

Recently Issued Accounting Pronouncements

In November 2002, the Emerging Issues Task Force of the FASB issued EITF 00-21, Revenue Arrangements with Multiple Deliverables, which addresses certain aspects of the accounting for arrangements that involve the delivery of performance of multiple products, services, and/or rights to use assets. Under EITF 00-21, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables meet certain criteria, including whether the delivered items have stand alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. In addition, the consideration should be allocated among the separate units of accounting based on their fair values, and the applicable revenue recognition criteria should be considered separately for each of the separate units of accounting. EITF 00-21 was effective for revenue arrangements entered into after June 30, 2003. The application of EITF 00-21 did not have a material impact on our financial position, cash flows or results of operations for the year ended December 31, 2003.

In January 2003, the FASB issued Interpretation No. 46, or FIN 46, Consolidation of Variable Interest Entities.” FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued a revision to FIN 46. FIN 46 is applicable to us in 2004, however, we do not expect the adoption of FIN 46 to have a material impact on our financial position, cash flows or results of operations.

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities, or SFAS No. 146. SFAS No. 146 nullified EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002.

We adopted the provisions of SFAS No. 146, for exit or disposal activities initiated after December 31, 2002. The adoption of this standard did not have a material impact, however may affect the timing and recognition of any future restructuring costs.

Related Party Transactions

For a description of our related party transactions, see “Certain Relationships and Related Transactions.”

BUSINESS

Overview

We are the largest in-store television network in the United States based on the number of consumers reached each month. We sell airtime on our proprietary network, the PRN Network, to national and local advertisers that want to target consumers within the United States. We deliver programming and television advertising to consumers in the stores of Best Buy, Circuit City, Costco, Ralphs, SAM’s Club, Sears and Wal-Mart Stores to whom we typically pay distribution fees to carry the PRN Network. Based on data provided by these retailers, there are approximately 680 million shopping visits occurring each month in the more than 5,000 stores airing the PRN Network.

We estimate that the PRN Network is watched approximately 180 million times each month by consumers in retail stores. We typically calculate viewership by multiplying the current number of stores of each type of network configuration by the number of viewers who report viewing the network in a sampling of those stores. We employ third-party research firms to conduct these viewership studies. These research firms select a statistically significant number of stores from various retail store formats airing the PRN Network, and interview a representative number of shoppers in these stores to project the number of shoppers viewing the PRN Network. These research studies are conducted periodically, typically when we establish a new retailer relationship or when we believe viewership in existing stores may have changed. Our estimates of viewers of the PRN Network in a month is not intended to be representative of unique viewers because some shoppers make multiple visits during a month to stores airing the PRN Network.

We enable advertisers and retailers to deliver high impact, relevant and targeted marketing and merchandising messages to consumers within large retail stores. In 2003, more than 150 advertisers purchased airtime on the PRN Network, including consumer product companies, such as Gillette, Kraft, Procter & Gamble, Reckitt Benckiser and Unilever, entertainment companies, such as MGM, Walt Disney and Warner Brothers, consumer electronics companies, such as Canon and Sony, satellite service providers, such as DIRECTV and Echostar, and television networks such as NBC. The PRN Network enables advertisers to target specific consumer groups, while they are shopping in retail stores making purchase decisions, with advertising messages that generate significant recall of advertised products. In a March 2002 custom study of a major U.S. retailer, Nielsen Media Research, Inc. reported average brand recall of 66.8% for persons ten years and older who watched/listened to the network. This is the total of unaided plus aided recall and is a modeled estimate. This research methodology, typically used to measure recall of media, involves a process where consumers are first asked what they remember about a product without it being mentioned by name, called unaided recall, and then asked if they remember when the specific product is named, called aided recall.

Programming on the PRN Network is targeted to a captive audience of shoppers in the stores of our retailers. Depending on the store configuration, consumers can view and listen to our programming in high traffic areas, key departments, areas where consumers wait for service and check-out lanes. Over the last ten years, we have developed a television programming format that we believe improves the shopping experience by providing relevant, informative and entertaining content to consumers in the retail environment. Our programming consists primarily of traditional television advertising, custom advertising segments and other content supplied by leading media companies including Discovery, ESPN, the Food Network and Lifetime. In general, these companies provide us programming content at no charge or a nominal charge because they value the exposure on the PRN Network.

We derive revenues from services related to the operation of the PRN Network from three sources: advertising airtime sales, media management services and creative services. Advertising airtime sales to advertisers and retailers account for a majority of our revenues. Advertising airtime sales are based on established rates for all or a portion of the PRN Network. One of the factors used to establish these rates is the number of viewers of the PRN Network. We provide media management services for a fee to certain retailers carrying the PRN Network. These services include technical, operating and other services related to integration of the PRN Network with other in-store systems or technologies. Creative services range from making simple modifications to existing television commercials to producing original commercial segments.

Wal-Mart Stores is our single largest source of revenue. We generate revenues under contracts directly with Wal-Mart for media management services, advertising airtime and creative services. We also generate revenues under contracts with third-party advertisers purchasing airtime or creative services for the PRN Network in Wal-Mart Stores. These third-party advertisements carried on the PRN Network in Wal-Mart stores make up a vast majority of our advertising revenues.

We have developed software and other proprietary technologies, and have been issued eight patents, for operating the PRN Network. Our network consists of a centralized network facility, where we store and manage media, that is connected, primarily via a third-party satellite network, to computer servers that store media in each retail store location that carries the PRN Network. We pay satellite communications companies to transmit our media files from our centralized network facility to computer servers in retail stores. Our patented technology enables us to cost-effectively manage, distribute and air thousands of individual media files on a regular basis and manage media by store, by department and by day in order to reach our advertisers’ desired audience.

Our Market Opportunity

We compete for advertising spending in the $53 billion television advertising market, the largest segment of the $149 billion U.S. major media advertising market as defined by Zenith Optimedia. Based on the number of consumers reached each month, we are the fifth largest television network, after ABC, CBS, Fox and NBC. We offer advertisers a medium similar to at-home television in that it conveys advertising through video and audio over a national network to a substantial audience of consumers each month. Similar to programming on traditional at-home television networks, our programming includes traditional 30-second commercials. However, the PRN Network differs from traditional at-home television networks in that it is carried exclusively within retail stores and its programming typically consists of shorter-form segments and advertising customized for the retail environment.

We believe the effectiveness of at-home television network advertising is weakening due to evolving viewing habits, emerging technologies and additional at-home entertainment alternatives. Specifically, we believe that a number of factors have contributed to a deterioration of primetime television ratings, a decline in the percentage of adults reached and a decrease in the effectiveness of traditional advertising aired on the four largest at-home television networks, including:

•	the increasing number of at-home television channels in U.S. households;

•	the adoption of digital video recorders, which enable viewers to skip commercials;

•	changing television program formats that do not include traditional advertising, such as paid cable channels and video-on-demand services; and

•	the continued shift of entertainment hours toward other at-home entertainment alternatives, including DVDs, the Internet and video games.

Factors Leading to Adoption of the PRN Network

As television advertisers are seeking alternative and more effective ways to reach consumers, the PRN Network provides a solution to the challenges facing traditional broadcast television. We believe we are well-positioned to take advantage of the anticipated shift of advertising dollars away from traditional broadcast television. The following factors should lead to increased adoption of the PRN Network:

•	National Reach. Through the PRN Network, we enable national and local advertisers to target consumers in over 5,000 retail stores in all of the 210 media markets designated by AC Nielsen in the United States, known as designated market areas, or DMAs. Our ability to offer measured media provides third-party validation of our reach to advertisers and their agencies.

•	Captive Audience. We estimate that each month there are more than 680 million shopping visits to retailers carrying the PRN Network. The PRN Network broadcasts continuously during store hours and is typically the exclusive television advertising vehicle in these retail stores. Unlike viewers of at-home television networks, viewers of our network do not have the ability to change channels, skip commercials or time-shift their viewing.

•	Relevant Content. Our programming integrates advertisers’ messages in a relevant, informative and entertaining context that is specifically tailored to consumers in the retail environment. According to Point-Of-Purchase Advertising International, approximately 70% of brand decisions are made while consumers are in stores. Because our viewers are actively engaged in shopping during our broadcasts, we believe they are more receptive to and influenced by the advertising messages aired over the PRN Network than viewers of at-home television.

•	Targeted Media. Our network has the capability to deliver highly targeted messages for our advertisers based on demographics, product distribution, geography, type of retail store and location within the store. We believe our ability to deliver the desired audience leads to a cost-effective advertising buy and a high-quality advertising impression. We believe that leading national advertisers are increasingly seeking to market their brand closer to where and when consumers make brand decisions.

•	Timely Delivery. We believe the PRN Network enables advertisers to deliver their messages at the precise time when they create the most value. For example, advertisers can market a new theatrical release or a prime-time television promotion at a specified time. The PRN Network can support new product launches in advance of a typical national campaign by airing advertising as the product “hits the shelf.”

Our Competitive Strengths

In addition to the factors that are leading to advertiser adoption of the PRN Network, we believe the following competitive strengths differentiate us from our competitors:

First Mover Advantage.    The PRN Network is the largest in-store television network in the U.S. based on audience. In our retail locations there are over 5,000 installed computer servers that store media and approximately 32,000 consumer viewing areas comprised of an estimated 250,000 video displays, and, typically, satellite equipment to receive our programming. We define a consumer viewing area, or CVA, as a discreet shopping area of the retail store, in which one or more video displays are installed, and the PRN Network is aired. We have developed software and other proprietary technologies for operating the PRN Network and have been issued eight patents. We have over ten years of experience selling and broadcasting in-store media and believe we have developed an excellent reputation for in-store media within the marketing and advertising community. We believe there are no competitors that have established an in-store television network with the number of retail and advertising relationships, national reach and years of operating experience that we have.

Established Advertiser Base.    Our national sales force sells advertising packages to advertisers spanning most major advertising categories, including apparel, consumer packaged goods, electronics, entertainment, financial services, office supplies, pharmaceutical, retail and telecommunication services. During the eighteen months ended March 31, 2004, the renewal rate for advertisers spending more than $100,000 per year was approximately 82%. Due to a change in our sales tracking system for advertisers and advertised brands in 2002, we cannot provide comparable historical renewal rates. We believe that continued participation by our current advertisers will accelerate the adoption of the PRN Network by new advertisers and lead to higher revenues per CVA.

Media Management Expertise.    Over the past ten years, we have invested in software and other proprietary technologies for operating the PRN Network. These technologies combined with our management know-how enable us to produce, manage and distribute thousands of individual media files across the PRN Network. We believe that no other company possesses our level of understanding of digital media tailored to consumers in the retail environment.

Operating Leverage.    We believe our established infrastructure for distribution in retail stores and relatively low amount of variable costs will lead to an increase in our operating income as a percentage of revenues if we succeed in growing our revenues. Our network infrastructure is highly scalable and can support incremental advertising on existing CVAs without proportionately increasing our operating costs. In addition, only a portion of our operating costs increase as we add new CVAs to the PRN Network.

Acquisition and Integration Experience.    We have successfully completed three acquisitions in the past eight years, through which we have broadened our retailer base to include Best Buy, Circuit City, Ralphs and Sears. We integrated our programming, advertising, sales and technology expertise to enhance the capabilities of these networks. We believe that our past acquisition experience allows us to evaluate growth opportunities and integrate new distribution and technologies effectively into the PRN Network.

Our Strategy

Our objective is to be the broadcast network that consumers look for while they shop, advertisers rely upon to build their brands, and retailers feature to differentiate the shopping experience. We believe the following strategy will lead to further distribution and viewership of the PRN Network and increased advertising revenues and profitability, enabling us to maintain our position as the leading in-store broadcaster in the U.S.:

Expand Reach.    We believe we can expand the reach of the PRN Network by:

•	increasing viewership on existing CVAs through optimizing programming and configuration;

•	deploying additional video displays within stores currently airing the PRN Network, including in-store locations such as high traffic areas, key departments, areas where consumers wait for service, and check-out lanes;

•	growing with our existing retailers as they expand their base of stores;

•	establishing exclusive, multi-year distribution contracts with additional retailers; and

•	acquiring existing in-store television networks or retailer relationships.

Currently, we are focusing our growth efforts on mass merchant, consumer electronics, warehouse club, supermarket, chain drug and home improvement retailers. We target retailers that have a broad selection of nationally advertised brands and high shopping traffic from consumers with demographic characteristics and purchasing habits that are attractive to our advertisers. The objective of these efforts is to establish additional audience reach for the PRN Network.

Increase Adoption of the PRN Network.    We intend to leverage our position as the leading provider of in-store television advertising to increase adoption of the PRN Network by:

•	communicating the advantages of the PRN Network to major advertisers and agencies through targeted presentations, publicizing innovative ad campaigns carried on our network and increasing the number of advertisers who purchase airtime in our advance sales events;

•	offering new advertising packages that include custom creative elements;

•	broadening advertising purchases from existing customers through increased share of their marketing budgets;

•	targeting current sales resources toward new national advertisers; and

•	expanding our local and regional sales efforts.

As part of the above strategy, we will continue to assist advertisers in tailoring their marketing messages for the retail environment, including collaboration with their agencies or producing custom creative.

Invest in New Network Deployments.    We intend to pursue alternative arrangements with retailers, including establishing retailer relationships whereby we fund some or all of the capital requirements for expansion and the ongoing management and operations costs. We believe this approach will allow us to pay substantially lower distribution fees, sign long-term retailer agreements more quickly, and realize substantially greater operating cash flows, if we succeed in growing our revenues.

Localize Programming Content.    We intend to develop and air programming content on the PRN Network that is increasingly localized to specific regions and markets. We believe that localized content will contribute to the attractiveness of the PRN Network to consumers, retailers and advertisers by:

•	increasing the relevance of our programming;

•	personalizing the shopping experience; and

•	offering increased targeting of messaging to desired demographics.

Distribution

The PRN Network is carried within the stores of leading retailers, including Best Buy, Circuit City, Costco, Ralphs, SAM’s Club, Sears and Wal-Mart Stores. Under our agreements with these retailers, we provide programming relevant to the retail environment and exclusively sell advertising on the PRN Network. Our programming is currently aired on thousands of video displays deployed in over 5,000 retail stores in all of the 210 U.S. DMAs. We typically provide our retailers with additional services consisting of media distribution, network operations, technical support and project management. We may collect fees for these ongoing services depending on the terms of the retailer agreement.

We believe our retailers will continue to value having the PRN Network in their stores as it enables them to:

•	Improve the Shopping Experience. The PRN Network entertains shoppers, informs them about products sold in-store and reduces perceived wait-time in locations such as check-out. We believe wait-time is one of the biggest factors influencing shopper satisfaction and the PRN Network differentiates the shopping experience for retailers that carry it. In a Nielsen Media Research custom study of a major U.S. retailer in March 2002, more than three quarters of viewers ten years of age and older agreed to each of the following statements regarding PRN’s programming and advertising:

Statement	% of Viewers Agreeing
It’s a good thing for the retailer to offer its customers	86%
It’s informative	81%
It provides relevant advertising about products sold in this store	77%

•	Communicate with Customers. The PRN Network can be an efficient and effective customer messaging vehicle for the retailer. Retailers use the PRN Network to reinforce their marketing messages, air seasonal campaigns, support departmental promotions and engage their shoppers. We believe that retailers value marketing campaigns because they spend significant amounts of money on traditional advertising media. We provide retailers the ability to communicate seasonal and relevant information that differentiates the shopping experience.

•	Generate Additional Revenues. We typically pay retailers a distribution fee for carrying the PRN Network in their stores. This fee may be fixed or may vary based on advertising revenues generated by the PRN Network in their stores. In addition, we believe that retailers benefit from incremental product sales generated through the targeted advertising of products sold in their stores.

The following graphic depicts typical locations within a store where the PRN Network could air, including high traffic areas, key departments, areas where consumers wait for service, and check-out:

The following table presents information regarding our retailer relationships as of March 31, 2004:

Retailer	Year Relationship Established	Installed Stores		Estimated Percentage of Retailer’s U.S. Stores
Sears	1996	856		100%
Best Buy	1997	627		100
Circuit City	1997	599		100
Wal-Mart Stores	1997	2,621		85
SAM’s Club	2000	538		100
Costco	2003	5	*	2
Ralphs	2003	100		38

Total		5,346

*	We are in the process of installing the PRN Network in 309 additional Costco warehouse clubs.

The Wal-Mart Relationship.    The largest retailer in the world, Wal-Mart Stores, signed its first agreement with us in 1997. Originally, we aired programming only in the electronics department, and, over the past seven years, we have expanded to high-traffic locations throughout their stores. Wal-Mart has renewed their agreement with us three times and continues to install the PRN Network in new stores. As of March 31, 2004, the PRN Network was aired in 2,621 Wal-Mart stores. As part of our agreement, Wal-Mart licenses proprietary software from us to manage media delivery and presentation in each store. In addition, we provide a wide variety of media management services including programming, customization of programming, programming guidelines development and monitoring, operations, support and engineering. We believe our relationship with Wal-Mart enhances our credibility in the marketplace, validates the effectiveness of the PRN Network and enables us to offer to advertisers a broader base of consumers. Our current agreement with Wal-Mart expires on March 31, 2005, but our relationship under the agreement continues through September 30, 2005, after which time the relationship would terminate if not renewed. Wal-Mart is not obligated to renew its agreement with us. Wal-Mart may terminate the agreement prior to the end of the term if we default under the agreement. Our relationship with Wal-Mart consists of two principal elements: (1) revenues earned under contracts entered into directly with Wal-Mart for media management services, advertising airtime and creative services and (2) revenues earned under contracts with third-party advertisers purchasing airtime or creative services for the PRN Network in Wal-Mart stores. Revenues from contracts entered into directly with Wal-Mart represented 35% of total revenues for the year ended December 31, 2003 and 37% for the three months ended March 31, 2004. Revenues from contracts entered into with third-party advertisers purchasing airtime or creative services for the PRN Network airing in Wal-Mart stores accounted for an additional 54% of our total revenues for the year ended December 31, 2003 and an additional 50% of our total revenues for the three months ended March 31, 2004. Together, revenues from contracts entered into directly with Wal-Mart and revenues from contracts entered into with third-party advertisers purchasing airtime or creative services airing in Wal-Mart stores accounted for 89% of our total revenues for the year ended December 31, 2003 and 87% of our total revenues for the quarter ended March 31, 2004.

We intend to expand our retail distribution by adding leading major retail chains in the following categories: mass merchant, consumer electronics, warehouse club, supermarket, chain drug and home improvement. Prior to a broad deployment with a new retail distribution partner, we typically pilot the PRN Network in a small number of stores. We currently have pilot programs with a number of leading retailers that represent a potential of approximately 2,000 U.S. retail locations for the PRN Network.

The following table lists the number of stores airing the PRN Network in each of the top 25 DMAs as of March 31, 2004:

DMA Number	DMA Name	Store Count
1	New York	146
2	Los Angeles	283
3	Chicago	151
4	Philadelphia	105
5	San Francisco-Oakland-San Jose	62
6	Boston	102
7	Dallas-Ft. Worth	125
8	Washington, DC	96
9	Atlanta	113
10	Detroit	67
11	Houston	110
12	Seattle-Tacoma	55
13	Tampa-St. Petersburg	85
14	Minneapolis-St. Paul	76
15	Phoenix	70
16	Cleveland-Akron	69
17	Miami-Ft. Lauderdale	48
18	Denver	74
19	Sacramento-Stockton-Modesto	52
20	Orlando-Daytona Beach-Melbourne	69
21	St. Louis	67
22	Pittsburgh	54
23	Baltimore	51
24	Portland, OR	31
25	Indianapolis	63

	Subtotal for top 25 DMAs	2,224
	DMAs 26 through 210	3,122

	Total	5,346

Programming

Programming on the PRN Network is designed for the retail environment and targeted to a captive audience shopping in the stores of our retailers. Our programming consists of traditional television advertising, custom advertising segments and other content supplied by leading media companies, including Discovery, ESPN, the Food Network and Lifetime. For example, Discovery provides us with high definition, or HD, programming content, healthy lifestyle segments from Discovery Health and other segments from TLC. In many cases, these media companies produce segments based on specifications that we provide to make their content relevant to the retail environment. In general, these segments are provided to us at no charge or a nominal charge because these media partners value their exposure on the PRN Network. A portion of the PRN Network has also aired live news broadcasts and entertainment events from time to time. We also integrate public service messages that are consistent with our retailers’ community outreach programs, such as content supplied by the Missing Children’s Network.

Programming airing on the PRN Network follows programming guidelines we have developed and published for the retail environment. These programming standards consist of guidelines for content suitable for consumers in stores airing the PRN Network and technical specifications for video and audio quality. Our standards group conducts an independent review of substantially all programming before it is aired on the PRN Network.

Our Advertising Packages

We sell standard and customized advertising packages based on advertiser needs. Our sales are generally made pursuant to written contracts with commitments from less than a week to more than a year. Typical advertising contracts range in value from approximately thirty thousand to several million dollars and are based on the number of stores, location within the store where the advertisement is aired and the frequency of exposure. We obtain pricing premiums from our advertisers that purchase customized programming packages and tailored distribution within the PRN Network.

Our creative services group develops custom advertising segments for advertising campaigns on the PRN Network. The services provided can range from simple modifications of existing television commercials to full-service custom development. Frequently, our creative services group develops reusable templates for segments tailored to consumers in the retail environment. These creative services may be bundled with airtime on the PRN Network or billed separately to advertisers. We believe that the adoption by advertisers of the PRN Network is accelerated by our ability to provide custom creative elements for their advertising campaigns.

The following table provides examples of the customization options that we provide to advertisers for their campaigns:

Attribute	Options

Reach

•      Full Distribution – all stores within the PRN Network

•      Store Format – stores carrying certain categories of products

•      Retail Chain – all stores with a specific retail brand

•      Regional/Local – stores within a DMA; stores within the southern U.S.

Audience Demographic	• Age/Gender – persons 18 to 49; males 18 to 34; females 25 to 54 • Spending Habits – households with children; high-income • Ethnicity – Hispanic

Location Within Store

•      Store-wide – seasonal programming in high traffic locations that promotes cross-shopping, key departments and product categories

•      Electronics – high definition television programming that promotes HDTV, DVDs and video game sales

•      Pharmacy – health and lifestyle programming that engages shoppers while waiting for prescriptions or selecting health and beauty aids

•      Check-out – entertaining and informative programming designed to reduce perceived wait-time

Airtime Exposure	• Standard – advertising delivered periodically during the hour over a four-week flight • Custom Flight – programming aired during a time period specified by advertiser

Advertising Content

•      Standard – reuse 15 or 30 second commercial aired on national television

•      Modified – modify 15 or 30 second commercial for a specific retail environment

•      Sponsorship – advertiser brand message and products are integrated into relevant program content

•      Template – PRN custom template that is available to multiple advertisers, but customized by brand

•      Custom – create custom advertising campaign

Recent examples of advertising that aired on the PRN Network include:

•	a Maybelline Forever Lipcover marketing campaign conducted under the “What’s New” advertising package designed to coincide with the product’s actual launch within a retail chain using featured custom creative highlighting product features and in-store presentation;

•	DIRECTV HD programming package promoted on an “HD A to Z” informational segment in electronics departments to highlight the benefits of HDTV with frequent DIRECTV brand exposure;

•	the release of the Lion King on DVD as a Custom Launch Package, consisting of short-form pre-launch awareness campaign, a high level of exposure when the DVDs were first available in the store and continuing exposure for a period following the launch;

•	SBC long distance service promoted through a combination of live action commercial footage, graphics and text, including messages of special offers; and

•	a promotional campaign for NBC’s syndicated Access Hollywood program which includes daily programming updates to promote each evening’s show.

Industry Overview

We operate within the $53 billion television advertising market, the largest segment of the $149 billion U.S. major media advertising market, as measured by Zenith Optimedia. The following illustration shows the segments of major media advertising in 2003 (in billions):

We believe we are well-positioned to further penetrate the $53 billion television advertising market due to the declining effectiveness of television advertising. The in-home television advertising model is changing based on a number of key factors:

•	the number of cable television networks available for viewing by U.S. households has increased from 28 in 1980 to over 280 in 2002, according to the National Cable & Telecommunications Association, causing significant fragmentation of the television viewing audience;

•	emerging technologies, such as digital video recorders, which enable viewers to skip commercials and, according to IDC, are expected to increase from 3.2 million households in 2003 to 34.3 million households in 2008, a compound annual growth rate of 60.6%;

•	increasing availability and consumer adoption of television program formats that do not include traditional advertising, such as pay cable channels and video-on-demand services; and

•	the proliferation of at-home entertainment alternatives, such as DVDs, the Internet and video games.

We believe the factors listed above have contributed to a deterioration of primetime television ratings, a decline in the percentage of adults reached and a decrease in the effectiveness of traditional advertising aired on the four largest at-home television networks.

We believe that continuation and acceleration of these trends, the proliferation of at-home channels and other entertainment options, commercial viewership erosion and increasing price per thousand viewers, or CPMs, charged by at-home television networks will allow us to compete more effectively with at-home television networks for national and local advertising spending.

Advertising and Sales

We have a national advertising sales force that offers advertising packages on the PRN Network to both advertisers and their agencies. Our sales executives have significant experience in at-home television, outdoor and in-store media. The members of our current sales team have been employed with us and selling advertising on the PRN Network for an average of four years. The typical compensation package for a member of our sales team consists of a base salary plus commissions. We plan to expand our sales force to add more national, regional and local advertisers. Our sales team is organized by region and key customer. We can offer new retail distribution to existing advertisers through our current sales executives who already have established business relationships. We believe that the incremental sales cost for new stores carrying the same products and having the same formats as existing stores airing the PRN Network will be a small percentage of incremental revenue.

Similar to traditional broadcast networks, we sell our inventory of advertising airtime in advance sales prior to the beginning of the year and through regular sales throughout the year. Since we are selling airtime only for the following calendar year, our advertising proposals are generally aligned with the budget cycles of our advertisers. For this reason, nearly all of our advance sales are firm advertising commitments. By contrast, according to an article in the March 2004 Jack Myers Report, a media trade publication, television networks currently permit cancellation of as much as 50% of advanced commitments from their advertisers. Based on the regularity of store traffic, our network viewership is highly predictable and we are rarely required to provide additional airtime when actual viewership falls short of projections, known as make goods. We believe the high percentage of firm advertising commitments and limited requirement for make goods gives us enhanced revenue visibility with respect to future quarters.

Our revenues are subject to seasonality due to general retail trends. Consequently, our revenues are generally highest in the third and fourth quarters of the calendar year. In addition to this factor, our relationships with retailers often provide for our retention of varying relative portions of advertising revenues as we achieve certain annual revenue milestones.

Backlog

Backlog represents the future advertising and creative services revenues not yet recorded from agreements with advertisers and retailers. As of the most recent balance sheet date, we have not yet performed the services related to these amounts. We believe our backlog allows us to more accurately forecast revenues for future periods because it is generally based on written commitments from our advertisers. As of March 31, 2004, backlog amounted to $43.1 million, compared to $27.6 million at March 31, 2003. Due to unexpected cancellations of our agreements with advertisers and retailers and other unforeseen events, our backlog at any particular date could decline and is not necessarily indicative of actual revenues for any future period.

Network Management

Over the past ten years, we have invested in the development of software and other proprietary technologies for operating the PRN Network. Our network consists of a centralized network facility at which media is stored that is connected to computer servers that store media in each retail store location, usually through a third-party satellite network. The software tools that allow us to manage media, content distribution and in-store presentation are a combination of proprietary software and packaged software customized to our needs. Typically, we license the elements of our proprietary software that are installed on computer servers in each retail store to our retailers for the term of our agreement. We hold eight patents covering the management of media, operations and technologies associated with the PRN Network. Our proprietary software enables us to cost-effectively manage, distribute and air thousands of individual media files in over 5,000 stores. This technology allows us to target media by store, by department and by day.

The network infrastructure is designed for reliable ongoing operation due to its distributed architecture and backup facilities. Our technology enables us to deliver different programming in different parts of the store. This infrastructure is highly scalable and based largely on mature technologies supplied by some of the world’s leading manufacturers, including Cisco Systems, Inc., Dell Inc., Oracle Corporation and Sun Microsystems, Inc. Content is typically delivered to each store location in advance of its in-store presentation. An equipment failure in one store will not affect other stores, and disruptions in satellite communications do not typically impact airing of programming on the PRN Network.

We operate the PRN Network with a staff of employees who are skilled in various aspects of network operations and technical support. Our employees use the technology tools we have developed to optimize the acquisition, production and management of digital media for the PRN Network. We believe that these tools, the scope of our current operations and our expertise make us highly efficient in managing media for in-store media networks. We contract with third-party companies for store installation and field services.

Competition

We operate in the highly competitive U.S. major media advertising market. In the television segment of the major media market, we compete for advertising spending with major television networks such as ABC, CBS, Fox, NBC and major cable television networks. As we continue to expand our sales efforts to include regional and local advertisers, we expect to compete for television revenues with regional and local broadcasters and for other local advertising dollars currently allocated to radio and outdoor media. We also may compete with print, Internet and other major media outlets. The primary factors that drive advertising spending are size of audience, quality of advertising impression and the ability to deliver targeted demographics. We believe we compete favorably with respect to each of these factors.

Over the past ten years, we have tracked numerous early-stage businesses that have attempted to build in-store broadcasting businesses like ours, although financial information is not generally available for these companies. We are not aware of any company that has established a large in-store television network like the PRN Network or enjoyed growth and financial performance comparable to ours. As in the past, there are currently small companies that are attempting to replicate our business model. We believe that our competitive strengths, the obstacles inherent in growing an advertising business distributed in the stores of large U.S. retailers, and funding needed for operations and new network investment give us substantial advantages over these competitors.

We may face competition from different types of companies that offer a specific type of service included in our broad offering. With respect to the programming services we provide retailers, there are a number of companies that provide customized programs for retailers and other out-of-home venues. There are also providers of media management and playback software and technologies that could enable retailers to manage media on their own networks. We may also face competition from our retail customers who might try to develop and operate in-store media networks on their own.

Intellectual Property

Our future success and competitive advantage depend in part upon our continued ability to develop and protect our intellectual property. To protect our intellectual property, we rely on a combination of patents, trade secrets and trademarks. We also attempt to protect our trade secrets and other proprietary information through confidentiality agreements with licensees, customers and potential customers and partners, and through proprietary information agreements with employees and consultants. Over the past ten years, we have developed a patent portfolio related to the processes and technologies involved in the PRN Network. We hold eight patents covering the management of media, operations and technologies associated with the PRN Network, with expiration dates ranging from 2009 to 2019. We also have a number of other patents pending. Notwithstanding these patents and patent applications, we cannot assure you that these patent rights will provide substantial protection or that others will not be able to develop products that are similar to or competitive with our products. To our knowledge, currently no third party has asserted a claim against us alleging that any element of our product infringes or otherwise violates any intellectual property rights of any third party.

Government Regulation

The Federal Communications Commission, or the FCC, has broad jurisdiction over the telecommunications industry. FCC licensing, program content and related regulations generally do not currently affect us because we operate a private network within retail locations.

Employees

As of March 31, 2004, we had 185 full-time employees, including 122 in distribution and operations, 44 in sales and marketing and 19 in general and administrative. None of our employees is covered by a collective bargaining agreement. We believe our relations with our employees are generally good.

Legal Proceedings

We are not currently a party to any material legal proceeding. From time to time, we may be subject to various claims and legal actions arising in the ordinary course of business.

Facilities

Our corporate headquarters are located in San Francisco, California, where we occupy 45,842 square feet under a lease expiring in February 2011. We also lease 4,232 square feet of office space in Santa Monica, California, and 1,940 square feet of office space in New York, New York. These leases expire in January 2011 and March 2005, respectively. We believe that our current facilities are adequate for our needs for the foreseeable future. However, if we require additional space, additional space may not be available on commercially reasonable terms, if at all.

MANAGEMENT

Executive Officers and Directors

The following table sets forth the names, ages and positions as of March 31, 2004 of our executive officers, directors and director nominees:

Name	Age	Position(s)
Charles A. Nooney	48	Chief Executive Officer and Chairman of the Board
Eric S. Bindelglass	43	President and Chief Operating Officer
Arthur J. Songey	48	Chief Financial Officer
Mark Sean Moran	41	Chief Strategy Officer
Nicholas J. Marquart	49	Senior Vice President and Chief Technology Officer
James A. Caccavo	41	Director
Daniel W. O’Connor (1) (3)	49	Director
Stephen D. Royer (1) (2)	39	Director
Enrique F. Senior (2)	60	Director
William J. Wynperle (1)	32	Director
James A. Wiatt (3)	57	Director Nominee

(1)	Member of the Audit Committee
(2)	Member of the Compensation Committee
(3)	Member of the Nominating and Corporate Governance Committee

Charles A. Nooney has served as our Chairman of the Board since January 2002 and our Chief Executive Officer since September 2001. Mr. Nooney served as our president and a director from January 2000 to August 2001. Prior to joining us, from January 1985 to January 2000, Mr. Nooney served as executive vice president of affiliate sales and marketing at Disney/ABC Cable Networks, an international entertainment company. Mr. Nooney holds a B.A. degree in Urban Studies from the University of Alabama at Birmingham.

Eric S. Bindelglass has served as our President since April 2002 and our Chief Operating Officer since March 1996. Before joining us, Mr. Bindelglass served as vice president and general manager of The Quaker Oats Company, a packaged food company. Mr. Bindelglass holds a B.A. degree in Administrative Science from Yale University.

Arthur J. Songey has served as our Chief Financial Officer since February 1994. Mr. Songey served on our board of directors from 1996 to 1998. Prior to joining us, Mr. Songey served as chief financial officer of MobileDigital Corporation, a developer of wireless data communications software, and chief financial officer of Trans Tech Services, Inc., a developer of information systems for transportation operations and was an audit manager with KPMG Peat Marwick, a public accounting firm. Mr. Songey holds a B.S. degree in Business from California State University, Hayward.

Mark Sean Moran has served as our Chief Strategy Officer since January 2000. From April 1998 until January 2000, Mr. Moran served as our executive vice president of technology and operations. Prior to joining us, Mr. Moran served as the vice president and chief information officer of Florens Container Services, a container leasing company, from 1996 to 1998. From 1988 to 1996, Mr. Moran served as a management consultant for Andersen Consulting, a consulting firm. Mr. Moran holds a B.S. degree in Physics from Stanford University.

Nicholas J. Marquart has served as our Senior Vice President and Chief Technology Officer since March 2001. From January 2000 to March 2001, Mr. Marquart served as our vice president of technology and operations, and from June 1999 to January 2000 our vice president of product development and operations. From November 1997 to May 1999, Mr. Marquart served as vice president of global systems services for Dialog, formerly a business unit of Knight-Ridder, Inc., a newspaper publisher. Mr. Marquart holds a B.A. degree in Spanish Literature from California State University, Hayward.

James A. Caccavo has served as one of our directors since January 2002. Since June 2003, Mr. Caccavo has served as chief executive officer of Valence Capital Management, LP, an investment firm that also serves as an investment advisor to Moore Capital Management, LLC, an investment firm. From December 1999 to May 2003, Mr. Caccavo served as the managing director of Moore Capital Management’s private equity group. From May 1999 to August 1999, Mr. Caccavo served as executive vice president and president of internet operations of Tickets.com, Inc. Prior to the merger of Tickets.com, Inc. with California Tickets.com, Inc. in May 1999, Mr. Caccavo had served as president and chief executive officer of California Tickets.com, Inc. since December 1997. Mr. Caccavo holds a B.S. degree in Economics and Finance from the University of Scranton.

Daniel W. O’Connor has served as one of our directors since February 2004. Since April 1998, Mr. O’Connor has served as the president and chief executive officer of Management Ventures, Inc., a research organization focused on large scale retail companies. Mr. O’Connor holds a B.S. degree in Economics and Accounting from Clarkson University.

Stephen D. Royer has served as one of our directors since December 2001. Since 1991, Mr. Royer has been with Shamrock Capital Advisors, Inc., a merchant banking company, where he has served as a managing director for more than five years. Mr. Royer also serves as a director of Netgear, Inc. Mr. Royer holds a B.A. degree in Quantitative Economics from Stanford University and an M.B.A. degree from the University of California at Los Angeles.

Enrique F. Senior has served as one of our directors since April 1999. Since July 1973, Mr. Senior has served as a managing director of Allen & Company LLC, an investment firm. Mr. Senior also serves on the board of directors of Coca-Cola FEMSA. Mr. Senior holds a B.S. degree in Electrical Engineering and Industrial Administration from Yale University and an M.B.A. degree from Harvard University.

William J. Wynperle has served as one of our directors since March 2004. Since 2000, Mr. Wynperle has served as a vice president of Shamrock Capital Advisors, Inc., a merchant banking company, and was an associate at Shamrock Capital Advisors, Inc. from 1998 to 2000. Mr. Wynperle holds a B.A. degree in Economics and Government from Dartmouth College and an M.B.A. degree from the University of California at Los Angeles.

James A. Wiatt has agreed to serve as a member of our board of directors upon the completion of this offering. Since September 1999, Mr. Wiatt has been president and chief executive officer of the William Morris Agency. From 1978 to September 1999, Mr. Wiatt was president and co-chief executive officer of International Creative Management. Mr. Wiatt holds a B.A. degree in History and Philosophy from University of Southern California.

Board of Directors

Our bylaws currently provide for a board of directors consisting of nine members or such other number as may be determined by the board of directors subject to certain limitations. We currently have authorized nine directors. Our amended and restated bylaws, which will be effective upon completion of this offering, provide for a board of directors consisting of not less than five nor more than nine members. Upon completion of this offering we will have seven directors authorized.

Each of our executive officers and directors, other than non-employee directors, devotes his or her full time to our affairs. Our non-employee directors devote the amount of time to our affairs as is necessary to discharge their duties.

There are no family relationships among any of our directors or executive officers.

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which has the composition and responsibilities described below:

Audit Committee.    The audit committee provides assistance to the board of directors in fulfilling its legal and fiduciary obligations in matters involving our accounting, auditing, financial reporting, internal control and legal compliance functions by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. The audit committee currently consists of Daniel W. O’Connor, Stephen D. Royer and William J. Wynperle, each of whom is a non-management member of our board of directors. Mr. Royer is our audit committee financial expert as currently defined under Securities and Exchange Commission rules. We believe that the composition of our audit committee meets the criteria for independence under, and the functioning of our audit committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Stock Market and, taking into account the transition rules that allow us to have a minority of the members of the audit committee exempt from the independence requirement for one year from the offering, the Securities and Exchange Commission rules and regulations. We intend to comply with future audit committee requirements as they become applicable to us.

Compensation Committee.    The compensation committee determines our general compensation policies and the compensation provided to our directors and officers. The compensation committee also reviews and determines bonuses for our officers and other employees. In addition, the compensation committee reviews and determines equity-based compensation for our directors, officers, employees and consultants and administers our stock option plans and employee stock purchase plan. The current members of the compensation committee are Stephen D. Royer and Enrique F. Senior, each of whom is a non-management member of our board of directors. We believe that the composition of our compensation committee meets the criteria for independence under, and the functioning of our compensation committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future compensation committee requirements as they become applicable to us.

Nominating and Corporate Governance Committee.    The nominating and corporate governance committee is responsible for making recommendations to the board of directors regarding candidates for directorships and the size and composition of the board. In addition, the nominating and corporate governance committee is responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board concerning corporate governance matters. The members of the nominating and governance committee will be Daniel W. O’Connor and James A. Wiatt. We believe that the composition of our nominating and governance committee meets the criteria for independence under, and the functioning of our nominating and corporate governance committee complies with the applicable requirements of, the Sarbanes-Oxley Act of 2002, the current rules of the Nasdaq Stock Market and Securities and Exchange Commission rules and regulations. We intend to comply with future nominating and corporate governance committee requirements as they become applicable to us.

Director Compensation

Except as we otherwise describe below, we have not paid any cash compensation to members of our board of directors for their services as directors.

We reimburse the directors for reasonable expenses in connection with attendance at board and committee meetings, and following this offering non-employee directors will receive a fee of $2,500 for each regular meeting and $1,000 for each committee meeting attended. Directors also are eligible to receive and have received stock options under our 1997 stock option plan. The exercise price of stock options to directors is based on the fair market value as determined by our board of directors on the date of grant. Since January 1, 2003, non-employee directors have received stock options under our 1997 stock option plan as follows:

Name	Number of Shares Underlying Options Granted	Exercise Price Per Share	Date of Grant
Daniel W. O’Connor	50,000	$9.50	1/30/2004

Following this offering, non-employee directors will receive nondiscretionary, automatic grants of nonstatutory stock options under our 2004 stock incentive plan. Existing and new non-employee directors who have not previously been granted a stock option, including James A. Wiatt, will be granted an initial option to purchase 50,000 shares. The initial option vests and becomes exercisable ratably over 24 months. Beginning in 2006, immediately after each of our regularly scheduled annual meetings of stockholders, each non-employee director will be automatically granted a nonstatutory option to purchase 15,000 shares of our common stock, provided the director has served on our board for at least 18 months. Each annual option granted to non-employee directors shall vest and become exercisable ratably over 12 months. The options granted to non-employee directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to a change of control. See “Employee Benefit Plans—2004 Stock Incentive Plan.”

Compensation Committee Interlocks and Insider Participation

The members of our compensation committee are Stephen D. Royer and Enrique F. Senior. No interlocking relationship exists between our board of directors or compensation committee and the board of directors or compensation committee of any other entity, nor has any interlocking relationship existed in the past.

Stephen D. Royer, a member of our compensation committee, is managing director of Shamrock Capital Advisors, Inc., which is a related party to Shamrock Capital Growth Fund, L.P. Mr. Royer is also an executive vice president of Shamrock Capital Partners, L.L.C., the general partner of Shamrock Capital Growth Fund, L.P. Enrique Senior, a member of our compensation committee, is a managing director of Allen & Company LLC, which is an affiliate of Allen & Company Incorporated.

The following table summarizes purchases made in August 2001, valued in excess of $60,000, of shares of our capital stock by Shamrock Capital Growth Fund, L.P. and Allen & Company Incorporated, funds affiliated with Mr. Royer and Mr. Senior, respectively:

Name of Purchaser	Warrants to Purchase Class A Common Stock	Series E Redeemable Convertible Preferred Stock
Shamrock Capital Growth Fund, L.P.	514,285	2,222,223
Allen & Company Incorporated	75,857	327,778

We also paid to Shamrock Capital Growth Fund, L.P. $400,000 in advisory fees and $175,000 as reimbursement for fees and expenses in connection with their purchase of series E redeemable convertible preferred stock in August 2001. In addition, we paid $1,741,681 to Allen & Company Incorporated in advisory fees in connection with our sale of series E redeemable convertible preferred stock in August 2001 and $200,000 in advisory fees in connection with strategic initiatives in December 2002.

In May 2004, we entered into an agreement with holders of our series E redeemable convertible preferred stock to modify some of their existing rights and obligations, including the redemption and conversion terms of the series E redeemable convertible preferred stock. Shamrock Capital Growth Fund, L.P. and Allen & Company Incorporated are holders of our series E redeemable convertible preferred stock. The holders of series E redeemable convertible preferred stock agreed to delay the date upon which they could request redemption of their series E redeemable convertible preferred stock from August 14, 2004 to March 31, 2006, to amend the price per share at which their shares of series E redeemable convertible preferred stock will automatically convert upon an initial public offering of our common stock and to modify certain other rights. In exchange for their agreement, we agreed to issue to holders of series E redeemable convertible preferred stock warrants to purchase an aggregate of 1,400,000 shares of our class A common stock at an exercise price of $0.01 per share. These warrants only become exercisable in the case of an initial public offering, in which case they will be automatically exercised at the closing of the offering. We also agreed to redeem upon an initial public offering half of the outstanding shares of series E redeemable convertible preferred stock, an aggregate of 2,361,276 shares, at a price equal to the greater of $18.90 per share or the price per share at which we sell our common stock in an initial public offering. Each share of series E redeemable convertible preferred stock not otherwise redeemed will automatically convert into one share of common stock upon completion of this offering. If series E redeemable convertible preferred shares are not redeemed by August 14, 2004, the redemption price increases at a rate of 15% per annum until we redeem the shares. Prior to this modification of redemption rights, the original price at which shares were to be redeemed by us was $19.80 per share of series E redeemable convertible preferred stock.

Consistent with the terms of a liquidation distribution agreement dated August 2001, as supplemented by an agreement dated May 2004, a portion of series E redemption amount equal to $0.90 per share having an aggregate value of $2,125,148 based on the number of shares of series E redeemable convertible preferred stock to be redeemed following the offering, will be retained by us and separately distributed 50% to holders of our series B, C and D redeemable convertible preferred stock based on their relative liquidation preferences and 50% to members of our management in the relative amounts provided for in the agreement.

The following table summarizes the shares we intend to redeem from, and the warrants we intend to issue to Shamrock Capital Growth Fund, L.P. and Allen & Company Incorporated, funds affiliated with Mr. Royer and Mr. Senior, respectively:

Stockholder	Shares of Series E Redeemable Convertible Preferred Stock Currently Held	Shares to be Redeemed	Warrant Shares to be Received
Shamrock Capital Growth Fund, L.P.	2,222,223	1,111,111	658,777
Allen & Company Incorporated	327,778	163,889	97,170

Executive Compensation

The following table summarizes all compensation paid to our Chief Executive Officer and to our four other most highly compensated executive officers whose total annual salary and bonus exceeded $100,000, for services rendered in all capacities to us during the year ended December 31, 2003.

Summary Compensation Table

	Annual Compensation
	Salary	Bonus	All Other Compensation
Charles A. Nooney Chief Executive Officer and Chairman of the Board	$387,600	$145,025	$36,069	(1)
Eric S. Bindelglass President and Chief Operating Officer	240,757	60,200	5,000	(2)
Arthur J. Songey Chief Financial Officer	233,305	56,400	5,000	(2)
Mark Sean Moran Chief Strategy Officer	187,969	44,100	5,000	(2)
Nicholas J. Marquart Senior Vice President and Chief Technology Officer	185,227	46,900	5,000	(2)

(1)	Consists of 401(k) matching contributions of $3,219 and housing allowance of $32,850.
(2)	Consists of 401(k) matching contributions.

In connection with the redemption of 2,361,276 shares of our series E redeemable convertible preferred stock and consistent with the terms of a liquidation distribution agreement dated August 2001, as supplemented by an agreement dated May 2004, we intend to make the following cash payments upon completion of this offering to our Chief Executive Officer and to our four other most highly compensated executive officers:

Name	Anticipated Cash Payment
Charles A. Nooney Chairman of the Board and Chief Executive Officer	$148,761
Eric S. Bindelglass President and Chief Operating Officer	127,509
Arthur J. Songey Chief Financial Officer	127,509
Mark Sean Moran Chief Strategy Officer	63,755
Nicholas J. Marquart Senior Vice President and Chief Technology Officer	63,755

Stock Options

We did not grant options to Mr. Nooney, Mr. Bindelglass, Mr. Songey, Mr. Moran or Mr. Marquart in fiscal year 2003.

Aggregated Option Exercises in 2003 and Year-End Option Values

The following table assumes a per-share fair market value equal to $14.00, the mid-point of the initial public offering price range indicated on the cover of this prospectus.

	Shares Acquired on Exercise	Value Realized	Number of Unexercised Options at Fiscal Year-End		Value of Unexercised In-the-Money Options at Fiscal Year-End
Name			Exercisable	Unexercisable	Exercisable	Unexercisable
Charles A. Nooney	—	—	780,228	152,772	$6,172,137	$1,356,863
Eric S. Bindelglass	—	—	160,000	—	2,080,000	—
Arthur J. Songey	—	—	100,000	—	1,200,000	—
Mark Sean Moran	—	—	110,000	—	1,330,000	—
Nicholas J. Marquart	—	—	100,000	—	1,220,000	—

Benefit Plans

1992 Stock Option Plan

Our 1992 stock option plan was adopted by our board of directors in April 1992 and was subsequently approved by our stockholders.

As of March 31, 2004, options to purchase a total of 224,039 shares of common stock were outstanding under the 1992 stock option plan at a weighted average exercise price of $1.00 per share.

In February 1997, the 1992 stock option plan was terminated and 33,392 shares of our common stock were then available for future issuance. Shares subject to expired, terminated, cancelled or ungranted options under the 1992 stock option plan have become and will be available for option grants or share issuances under our 1997 stock option plan until its termination. Shares subject to expired, terminated, cancelled or ungranted options under the 1992 stock option plan that would become available for option grants or share issuances under our 1997 stock option plan will be available for option grants or share issuances under our 2004 stock incentive plan after this offering is completed.

1997 Stock Option Plan

Our 1997 stock option plan was adopted by our board of directors in February 1997 and was subsequently approved by our stockholders. Under the 1997 stock option plan, we were authorized to grant options to purchase an aggregate of 4,600,000 shares of our common stock plus any expired, terminated, cancelled or ungranted options under our 1992 stock option plan.

As of March 31, 2004, 4,023,241 shares of common stock have been reserved for issuance under the 1997 stock option plan. As of March 31, 2004, options to purchase a total of 3,643,810 shares of common stock were outstanding under the 1997 stock option plan at a weighted average exercise price of $4.77 per share.

Upon the completion of this offering, the 1997 stock option plan will be terminated and no shares of our common stock will remain available for future issuance under the 1997 stock option plan. Shares that are subject to expired, terminated, cancelled or ungranted options under the 1997 stock option plan will be available for option grants or share issuances under our 2004 stock incentive plan after this offering is completed.

2004 Stock Incentive Plan

General.    The 2004 stock incentive plan is intended to serve as the successor plan to our 1997 stock option plan. The 2004 stock incentive plan was adopted by our board of directors in May 2004 and, subject to stockholder approval, will become effective upon the completion of this offering.

Administration and Eligibility.    The 2004 stock incentive plan will be administered by our compensation committee. The compensation committee may delegate its administrative authority, subject to certain limitations, with respect to individuals who are not officers. The 2004 stock incentive plan provides for the grant of options to purchase shares of common stock, restricted stock, stock appreciation rights and stock units. Incentive stock options may be granted only to employees. Nonstatutory stock options and other stock-based awards may be granted to employees, non-employee directors, advisors and consultants.

Authorized Shares.    An aggregate of 2,100,000 shares of common stock have been authorized for issuance under the 2004 stock incentive plan. In addition, all shares available for issuance under our 1997 stock option plan that will cease to be available for future grant under that plan upon completion of this offering will instead be available for issuance under the 2004 stock incentive plan. This includes shares subject to outstanding options under our 1997 stock option plan and our 1992 stock option plan that expire, terminate or are cancelled before being exercised. As of March 31, 2004, there were 379,431 shares of common stock available for future issuance under the 1997 stock option plan and 3,867,849 outstanding options under the 1997 stock option plan and 1992 stock option plan that could become available for issuance under the 2004 stock incentive plan. The number of shares reserved for issuance under the 2004 stock incentive plan will be increased on the first day of each of our fiscal years from 2007 through 2014 by the lesser of 1,000,000 shares; 3% of our outstanding common stock on the last day of the immediately preceding fiscal year; or the number of shares determined by the board of directors.

Plan Features. Under the 2004 stock incentive plan:

•	We currently expect that options granted to optionees other than outside directors will generally vest over a four-year period.

•	Nondiscretionary, automatic grants of nonstatutory stock options will be made to outside directors. Existing and new outside directors who have not previously been granted a stock option will be granted automatically an initial option to purchase 50,000 shares upon an initial public offering or first becoming a member of our board of directors. These initial options vest over 24 months. Beginning in 2006, immediately after each of our regularly scheduled annual meetings of stockholders, each outside director will be automatically granted a nonstatutory option to purchase 15,000 shares of our common stock, provided the director has served on our board for at least 18 months. Each annual option to outside directors shall vest and become exercisable ratably over 12 months. The options granted to outside directors will have a per share exercise price equal to 100% of the fair market value of the underlying shares on the date of grant, and will become fully vested if we are subject to a change of control.

•	Generally, if we merge with or into another corporation, we may accelerate the vesting or exercisability of outstanding options and terminate any unexercised options unless they are assumed or substituted for by any surviving entity or a parent or subsidiary of the surviving entity.

•	The plan terminates ten years after its initial adoption, unless earlier terminated by the board. The board of directors may amend or terminate the plan at any time, subject to stockholder approval where required by applicable law. Any amendment or termination may not impair the rights of holders of outstanding awards without their consent.

2004 Employee Stock Purchase Plan

General.    The 2004 employee stock purchase plan was adopted by our board of directors in April 2004 and, subject to stockholder approval, will become effective upon completion of this offering. A total of 300,000 shares of common stock have been reserved for issuance under our employee stock purchase plan. The number of shares reserved for issuance under the 2004 employee stock purchase plan will be increased on the first day of each of our fiscal years from 2006 through 2014 by the lesser of 300,000 shares, 1% of our outstanding common stock on the last day of the immediately preceding fiscal year, or the number of shares determined by the board of directors.

Administration and Eligibility.    Our 2004 employee stock purchase plan, which is intended to qualify under Section 423 of the Internal Revenue Code, will be administered by our compensation committee. Employees, including our officers and employee directors but excluding 5% or greater stockholders, are eligible to participate if they are customarily employed for more than 20 hours per week and for more than five months in any calendar year. Our 2004 employee stock purchase plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee’s total compensation. The maximum number of shares a participant may purchase during a single purchase period is 750 shares.

Offering and Participation Periods.    The 2004 employee stock purchase plan will be implemented with offering periods of six months’ duration, with new offering periods, other than the first offering period, beginning on August 1 and February 1 of each year except as otherwise determined by our board of directors. During each offering period, payroll deductions will accumulate, without interest. On the purchase dates set by the board of directors for each offering period, accumulated payroll deductions will be used to purchase common stock. The initial offering period is expected to begin on the date of this offering and end on January 31, 2005.

The purchase price will be equal to 85% of the fair market value per share of common stock on either the first day of the offering period or on the last day of the purchase period, whichever is less. Employees may withdraw their accumulated payroll deductions at any time. Participation in our 2004 employee stock purchase plan ends automatically on termination of employment with us. Immediately before a corporate reorganization, the offering period and purchase period then in progress shall terminate and stock will be purchased with the accumulated payroll deductions, unless the 2004 employee stock purchase plan is assumed by the surviving corporation or its parent corporation under the plan of merger or consolidation.

The 2004 employee stock purchase plan terminates ten years after its initial adoption, unless earlier terminated by the board. The board of directors may amend or terminate the plan at any time, subject to stockholder approval where required by law.

401(k) Plan

We have established a tax-qualified employee savings and retirement plan for which our employees are generally eligible. Under our 401(k) plan, employees may elect to reduce their compensation and have the amount of this reduction contributed to the 401(k) plan. We make matching contributions of fifty cents for every dollar contributed by the employee up to a maximum of 2.5% of an employee’s earned compensation or $5,000, whichever is less. In order to receive the maximum matching contributions, an employee must contribute at least 5% of their total compensation per pay cycle into the 401(k) plan. The 401(k) plan is intended to qualify under Section 401 of the Internal Revenue Code, so that contributions to the 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan, and so that contributions by us, if any, will be deductible by us when made.

Indemnification Agreements

We also enter into agreements to indemnify our directors and executive officers. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers. Our certificate of incorporation and our bylaws contain provisions that limit the liability of our directors. A description of these provisions is contained under the heading “Description of Common Stock — Limitation of Liability and Indemnification Matters.”

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Other than compensation agreements and other arrangements, which are described in “Management,” and the transactions described below, since January 1, 2001 there has not been, nor is there currently proposed, any transaction or series of similar transactions to which we were or will be a party:

•	in which the amount involved exceeded or will exceed $60,000; and

•	in which any director, director nominee, executive officer, or holder of more than 5% of any class of our voting securities or any immediate family member of such person had or will have a direct or indirect material interest.

Equity Transactions and Related Matters

We issued and sold 4,722,560 shares of series E redeemable convertible preferred stock and warrants to purchase 1,092,844 shares of class A common stock at an exercise price of $0.01 per share in August 2001 and January 2002.

In May 2004, we entered into an agreement with holders of our series E redeemable convertible preferred stock to modify some of their existing rights and obligations, including the redemption and conversion terms of the series E redeemable convertible preferred stock. More than 70% of our series E redeemable convertible preferred stock is held by affiliates of our directors. The holders of series E redeemable convertible preferred stock agreed to delay the date upon which they could request redemption of their series E redeemable convertible preferred stock from August 14, 2004 to March 31, 2006, to amend the price per share at which their shares of series E redeemable convertible preferred stock will automatically convert upon an initial public offering of our common stock and to modify certain other rights. In exchange for their agreement, we agreed to issue to holders of series E redeemable convertible preferred stock warrants to purchase an aggregate of 1,400,000 shares of our class A common stock at an exercise price of $0.01 per share. These warrants only become exercisable in the case of an initial public offering, in which case they will be automatically exercised at the closing of the offering. We also agreed to redeem upon an initial public offering half of the outstanding shares of series E redeemable convertible preferred stock, an aggregate of 2,361,276 shares, at a price equal to the greater of $18.90 per share or the price per share at which we sell our common stock in an initial public offering. Each share of series E redeemable convertible preferred stock not otherwise redeemed will automatically convert into one share of common stock upon completion of this offering. If series E redeemable convertible preferred shares are not redeemed by August 14, 2004, the redemption price increases at a rate of 15% per annum until we redeem the shares. Prior to this modification of redemption rights, the original price at which shares were to be redeemed by us was $19.80 per share of series E redeemable convertible preferred stock.

Consistent with the terms of a liquidation distribution agreement dated August 2001, as supplemented by an agreement dated May 2004, a portion of the series E redemption amount equal to $0.90 per share having an aggregate value of $2,125,148 based on the number of shares of series E redeemable convertible preferred stock to be redeemed following the offering, will be retained by us and separately distributed 50% to holders of our series B, C and D redeemable convertible preferred stock based on their relative liquidation preferences and 50% to members of our management and other key employees in the relative amounts provided for in the agreement. The $1,062,574 of series E redemption proceeds distributable to management and other key employees as a result of the redemption of series E redeemable convertible preferred stock at the offering will include distributions to our executive officers as follows:

Name	Position	Amount of Proceeds To be Received	Percentage of Proceeds To be Received
Charles A. Nooney	Chairman of the Board and Chief Executive Officer	$148,761	14%
Eric S. Bindelglass	President and Chief Operating Officer	127,509	12%
Arthur J. Songey	Chief Financial Officer	127,509	12%
Mark Sean Moran	Chief Strategy Officer	63,755	6%
Nicholas J. Marquart	Senior Vice President and Chief Technology Officer	63,755	6%

In June 2004, we entered into an agreement with holders of our series D redeemable convertible preferred stock to modify the conversion terms of the series D redeemable convertible preferred stock. The holders of series D redeemable convertible preferred stock agreed to amend the price per share at which their shares of series D redeemable convertible preferred stock will automatically convert upon an initial public offering of our common stock. In exchange for their agreement, we agreed to issue to holders of series D redeemable convertible preferred stock warrants to purchase an aggregate of 282,322 shares of our class A common stock at an exercise price of $0.01 per share. These warrants only become exercisable in the case of an initial public offering, in which case they will be automatically exercised at the closing of the offering.

The following table summarizes the shares we intend to redeem from, and the warrants we intend to issue to, stockholders who currently hold more than 5% of any class of our outstanding voting stock:

Stockholder	Shares of Series E Redeemable Convertible Preferred Stock Currently Held	Shares to be Redeemed	Warrant Shares to be Received
Shamrock Capital Growth Fund, L.P. (1)	2,222,223	1,111,111	658,777
Moore Macro Fund, L.P. (2)	833,334	416,667	247,041
Equity Asset Investment Trust	833,334	416,667	247,041
Allen & Company Incorporated (3)	327,778	163,889	97,170
Stanley B. Shopkorn	166,667	83,333	49,408

(1)	Stephen D. Royer and William J. Wynperle are members of our board of directors and affiliated with Shamrock Capital Growth Fund, L.P.
(2)	James A. Caccavo is a member of our board of directors and affiliated with Moore Macro Fund, L.P.
(3)	Enrique F. Senior is a member of our board of directors and affiliated with Allen & Company Incorporated.

Transactions with Management and 5% Stockholders

The table summarizes purchases, valued in excess of $60,000, of shares of our capital stock by our current directors, director nominees, executive officers and holders of more than 5% of any class of outstanding voting stock:

Name of Purchaser	Series E Redeemable Convertible Preferred Stock	Shares Underlying Warrants to Purchase Class A Common Stock
Shamrock Capital Growth Fund, L.P. (1)	2,222,223	514,285
Equity Asset Investment Trust	833,334	192,857
Moore Macro Fund, L.P. (2)	833,334	192,857
Allen & Company Incorporated (3)	327,778	75,857
Stanley B. Shopkorn	166,667	38,571

(1)	Stephen D. Royer and William J. Wynperle, who are members of our board of directors, are affiliated with Shamrock Capital Advisors, Inc.
(2)	James A. Caccavo, who is a member of our board of directors, is affiliated with Moore Macro Fund, L.P.
(3)	Enrique F. Senior, who is a member of our board of directors, is affiliated with Allen & Company Incorporated.

We paid to Shamrock Capital Growth Fund, L.P. $400,000 in advisory fees and $175,000 as reimbursement for fees and expenses in connection with their purchase of series E redeemable convertible preferred stock in August 2001.

We paid $1,741,681 to Allen & Company Incorporated in advisory fees in connection with our sale of series E redeemable convertible preferred stock in August 2001 and $200,000 in advisory fees in connection with strategic initiatives in December 2002.

On August 3, 2001, we entered into a director retention and compensation agreement with Jeffrey M. Cohen, a holder of more than 5% of our outstanding stock and our former chief executive officer and chairman of the board under which Mr. Cohen was entitled to an annual salary of $360,000 and annual bonus compensation, in an amount determined by the board of directors, for his service as chairman of the board. In connection with the initial closing of our series E redeemable convertible preferred stock, we repurchased 912,408 shares of class B common stock from Mr. Cohen for an aggregate purchase price of $5,000,000, consisting of $3,000,000 in cash and a secured promissory note for $2,000,000 bearing an interest rate of 10% per annum, and Mr. Cohen converted the balance of his shares of class B common stock into shares of class A common stock. In September 2001, the director retention and compensation agreement was terminated, and pursuant to its terms, we repurchased 182,481 shares of class A common stock from Mr. Cohen for an aggregate purchase price $1,000,000 represented by an increase in the principal amount of the secured promissory note. Mr. Cohen received the monthly salary during the time he served as chairman of the board. In January 2002, upon the second closing of our series E redeemable convertible preferred stock, we repaid all remaining outstanding amounts under the promissory note.

Investors’ Rights Agreement

We have entered into an investors’ rights agreement with the purchasers of our preferred stock including those purchasers listed above and Jeffrey M. Cohen. Under this agreement, these and other stockholders are entitled to registration rights with respect to their shares of common stock issuable upon the conversion of their convertible preferred stock. For additional information, see “Description of Capital Stock — Registration Rights.”

Indemnification Agreements

We have entered into indemnification agreements with our directors and executive officers. We believe that these agreements are necessary to attract and retain qualified persons as directors and executive officers. These agreements require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

PRINCIPAL STOCKHOLDERS

The following table sets forth information as of March 31, 2004 about the number of shares of common stock beneficially owned and the percentage of common stock beneficially owned before and after the completion of this offering by:

•	each person known to us to be the beneficial owner of more than 5% of our common stock;

•	each executive officer named above under “Executive Compensation;”

•	each of our directors and director nominees; and

•	all of our directors, director nominees and executive officers as a group.

Unless otherwise noted below, the address of each beneficial owner listed in the table is c/o PRN Corporation, 600 Harrison Street, 4th Floor, San Francisco, California 94107.

We have determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission. Except as indicated by the footnotes below, we believe, based on the information furnished to us, that the persons and entities named in the table below have sole voting and investment power with respect to all shares of common stock that they beneficially own, subject to applicable community property laws.

Applicable percentage ownership is based on 14,905,261 shares of common stock outstanding on March 31, 2004, which assumes the exercise of warrants to purchase 1,141,898 shares of common stock, the issuance and exercise of warrants to purchase 1,682,322 shares of common stock, the redemption of 2,361,276 shares of series E redeemable convertible preferred stock, the automatic conversion of all of our outstanding shares of series A convertible preferred stock and all of our remaining outstanding shares of redeemable convertible preferred stock into shares of common stock and the automatic conversion of all of our outstanding shares of class A common stock into shares of common stock. For purposes of the table below, we have assumed that 21,905,261 shares of common stock will be outstanding upon completion of this offering. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of that person, we deemed outstanding shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of March 31, 2004. We did not deem these shares outstanding, however, for the purpose of computing the percentage ownership of any other person.

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned Prior to This Offering	Percentage of Shares of Common Stock Outstanding
		Prior to This Offering	After This Offering
5% Stockholders:
Shamrock Capital Growth Fund, L.P. (1)	2,284,174	15.3%	10.4%
Moore Macro Fund, L.P. (2)	2,154,660	14.5	9.8
Entities affiliated with Equity Asset Investment Trust (3)	1,878,965	12.5	8.5
Jeffrey M. Cohen (4)	1,622,510	10.9	7.4
Allen & Company Incorporated (5)	1,299,916	8.3	5.8
Stanley B. Shopkorn (6)	1,179,612	7.9	5.4
Stockwell Fund, L.P. (7)	916,728	6.2	4.2

Executive Officers and Directors:
Charles A. Nooney (8)	833,000	5.3	3.7
Eric S. Bindelglass (9)	160,000	1.1	*
Arthur J. Songey (10)	240,000	1.6	1.1

Name and Address of Beneficial Owner	Shares of Common Stock Beneficially Owned Prior to This Offering	Percentage of Shares of Common Stock Outstanding
		Prior to This Offering	After This Offering
Mark Sean Moran (11)	120,000	*	*
Nicholas J. Marquart (12)	100,000	*	*
James A. Caccavo (13)	2,154,660	14.5	9.8
Daniel W. O’Connor (14)	8,333	*	*
Stephen D. Royer (15)	2,284,174	15.3	10.4
Enrique F. Senior (16)	1,299,916	8.3	5.8
William J. Wynperle (17)	2,284,174	15.3	10.4
James A. Wiatt	—	*	*
All directors, director nominees and executive officers as a group (11 persons) (18)	7,200,083	42.7	32.9

*	Represents beneficial ownership of less than 1%.
(1)	Includes 514,285 shares subject to warrants which are immediately exercisable. Includes 658,777 shares subject to warrants to be issued and exercised at the completion of the offering and excludes 1,111,111 shares to be redeemed at the completion of the offering. Stephen D. Royer and William Wynperle, two of our directors, are affiliated with Shamrock Capital Partners, L.L.C., the general partner of Shamrock Capital Growth Fund, L.P. The principal business address of Shamrock Capital Partners, L.L.C. is 4444 Lakeside Drive, Burbank, CA 91505.
(2)	Includes 192,857 shares subject to warrants which are immediately exercisable. Includes 247,041 shares subject to warrants to be issued and exercised at the completion of the offering and excludes 416,667 shares to be redeemed at the completion of the offering. James A. Caccavo, one of our directors, is affiliated with Moore Macro Fund, L.P. The principal business address of Moore Macro Fund, L.P. is 1251 Avenue of Americas, 53rd Floor, New York, NY 10020.
(3)	Includes 315,257 shares subject to warrants which are immediately exercisable and are held by GE Capital Equity Investments, Inc., an affiliate of Equity Asset Investment Trust. Includes 247,041 shares subject to warrants to be issued and exercised at the completion of the offering and excludes 416,667 shares to be redeemed at the completion of the offering. Equity Asset Investment Trust is wholly-owned by General Electric Capital Services, Inc. and is controlled by GE Capital Services Equity Corp., its Manager and Attorney-in-Fact (GECS). GECS exercises all voting and dispositive power on behalf of Equity Asset Investment Trust. The principal business address of GECS and Equity Asset Investment Trust is 120 Long Ridge Road, Stamford, CT 06927.
(4)	Includes 120 shares held by Jeffrey Cohen, Custodian for Adam Cohen under the Uniform Transfers to Minors Act.
(5)	Includes 738,857 shares subject to warrants which are immediately exercisable. Includes 97,170 shares subject to warrants to be issued and exercised at the completion of the offering and excludes 163,889 shares to be redeemed at the completion of the offering. Enrique F. Senior, one of our directors, is affiliated with Allen & Company Incorporated. The principal business address of Allen & Company Incorporated is 711 Fifth Avenue, New York, NY 10022.
(6)	Includes 202,400 shares held by Ethos Partners, L.P. and 256,000 shares held by Zelus International Ltd., of which each entity Mr. Shopkorn is an affiliate. Mr. Shopkorn disclaims beneficial ownership of the shares held by Ethos Partners, L.P. and Zelus International Ltd., except to the extent of his direct pecuniary interest in those shares. Includes 38,571 shares subject to warrants which are immediately exercisable. Includes 49,408 shares subject to warrants to be issued to and exercised by Mr. Shopkorn at the completion of the offering and excludes 83,333 shares to be redeemed at the completion of the offering. The principal business address for Mr. Shopkorn is 136 East 79th Street, New York City, New York 10021.
(7)	The principal business address of Stockwell Fund, L.P. is 222 West Adams Street, Suite 1000, Chicago, IL 60606.
(8)	Represents 833,000 shares subject to options exercisable within 60 days of March 31, 2004.
(9)	Represents 160,000 shares subject to options exercisable within 60 days of March 31, 2004.

(10)	Includes 100,000 shares subject to options exercisable within 60 days of March 31, 2004.
(11)	Includes 110,000 shares subject to options exercisable within 60 days of March 31, 2004. Also includes 10,000 shares held by the Moran Family Revocable Trust of which Mr. Moran is a trustee.
(12)	Represents 100,000 shares subject to options exercisable within 60 days of March 31, 2004.
(13)	Represents 1,714,762 shares and 439,898 shares subject to warrants which are immediately exercisable held by Moore Macro Fund, L.P. of which Mr. Caccavo is an affiliate. Includes 247,041 shares subject to warrants to be issued to and exercised by Moore Macro Fund, L.P. at the completion of the offering and excludes 416,667 shares held by Moore Macro Fund, L.P. to be redeemed at the completion of the offering. Mr. Caccavo disclaims beneficial ownership of the securities held by the entities affiliated with Moore Macro Fund, L.P.
(14)	Represents 8,333 shares subject to options exercisable within 60 days of March 31, 2004.
(15)	Represents 1,111,112 shares and 1,173,062 shares subject to warrants which are immediately exercisable held by Shamrock Capital Growth Fund, L.P., of which Mr. Royer is an affiliate. Includes 658,777 shares subject to warrants to be issued to and exercised by Shamrock Capital Growth Fund, L.P. at the completion of the offering and excludes 1,111,111 shares held by Shamrock Capital Growth Fund, L.P. to be redeemed at the completion of the offering. Mr. Royer disclaims beneficial ownership of the securities held by Shamrock Capital Growth Fund, L.P.
(16)	Represents 463,889 shares and 836,027 shares subject to warrants which are immediately exercisable held by Allen & Company Incorporated of which Mr. Senior is an affiliate. Includes 97,170 shares subject to warrants to be issued to and exercised by Allen & Company Incorporated at the completion of the offering and excludes 163,889 shares held by Allen & Company Incorporated to be redeemed at the completion of the offering. Mr. Senior disclaims beneficial ownership of the securities held by the entities affiliated with Allen & Company Incorporated.
(17)	Represents 1,111,112 shares and 1,173,062 shares subject to warrants which are immediately exercisable held by Shamrock Capital Growth Fund, L.P., of which Mr. Wynperle is an affiliate. Includes 658,777 shares subject to warrants to be issued to and exercised by Shamrock Capital Growth Fund, L.P. at the completion of the offering and excludes 1,111,111 shares held by Shamrock Capital Growth Fund, L.P. to be redeemed at the completion of the offering. Mr. Wynperle disclaims beneficial ownership of the securities held by Shamrock Capital Growth Fund, L.P.
(18)	Includes 150,000 shares and 1,311,333 shares subject to options exercisable within 60 days of March 31, 2004. Also includes 3,289,763 shares and 2,448,987 shares subject to warrants held by entities with whom our directors are affiliated, including 1,002,988 shares subject to warrants to be issued to and exercised by those entities at the completion of this offering, and excludes 1,691,667 shares to be redeemed at the completion of the offering, as described in notes 8 through 17 above.

DESCRIPTION OF CAPITAL STOCK

General

When this offering is completed and after the filing of our restated certificate of incorporation, our authorized capital stock will consist of 100,000,000 shares of common stock, par value $0.001 per share and 5,000,000 shares of preferred stock, par value $0.01 per share. The following information assumes the filing of our restated certificate of incorporation and bylaws.

As of March 31, 2004, there were 14,905,261 shares of common stock outstanding held by 171 stockholders of record, assuming the exercise of outstanding warrants to purchase 1,141,898 shares of common stock, the issuance and exercise of warrants to purchase 1,682,322 shares of common stock, the redemption of 2,361,276 shares of series E redeemable convertible preferred stock, the automatic conversion of all of our outstanding shares of series A convertible preferred stock and all of our remaining outstanding shares of redeemable convertible preferred stock, and the automatic conversion of all of our outstanding shares of class A common stock into shares of common stock. The shares of common stock and preferred stock to be outstanding after this offering, including the shares of common stock to be sold in this offering, will be fully paid and non-assessable.

Common Stock

Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of our common stock are entitled to receive dividends out of assets legally available at the times and in the amounts that our board of directors may determine from time to time.

Voting Rights. Each holder of common stock is entitled to one vote for each share of common stock held on all matters submitted to a vote of stockholders. We have not provided for cumulative voting for the election of directors in our certificate of incorporation. This means that the holders of a majority of the shares voted can elect all of the directors then standing for election. In addition, our certificate of incorporation and bylaws provide that certain actions require the approval of two-thirds, rather than a majority, of the shares entitled to vote. For a description of these actions, see “— Antitakeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws.”

No Preemptive, Conversion or Redemption Rights. Our common stock is not entitled to preemptive rights and is not subject to conversion or redemption.

Right to Receive Liquidation Distributions. Upon our liquidation, dissolution or winding-up, the holders of common stock are entitled to share in all assets remaining after payment of all liabilities and the liquidation preferences of any outstanding preferred stock. Each outstanding share of common stock is, and all shares of common stock to be issued in this offering when they are paid for will be, fully paid and nonassessable.

Undesignated Preferred Stock

Immediately prior to completion of this offering, each outstanding share of our series A convertible preferred stock and series D and E redeemable convertible preferred stock will be converted into one share of common stock; each outstanding share of our series B preferred stock will convert into 1.08 shares of common stock; and each outstanding share of our series C redeemable convertible preferred stock will convert into 1.02 shares of our common stock.

Upon completion of this offering, our board of directors will be authorized, subject to limitations imposed by Delaware law, to issue up to a total of 5,000,000 shares of preferred stock in one or more series, without stockholder approval. Our board of directors will be authorized to establish from time to time the number of shares to be included in each series, and to fix the rights, preferences and privileges of the shares of each wholly unissued series and any of its qualifications, limitations or restrictions. Our board of directors will also be able to increase or decrease the number of shares of any series, but not below the number of shares of that series then outstanding, without any further vote or action by the stockholders.

The board of directors may authorize the issuance of preferred stock with voting or conversion rights that could harm the voting power or other rights of the holders of the common stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in control of us and might harm the market price of our common stock and the voting and other rights of the holders of common stock. We have no current plans to issue any shares of preferred stock.

Warrants

As of March 31, 2004, assuming the exercise of outstanding warrants to purchase 1,141,898 shares of common stock and the issuance and exercise of warrants to purchase 1,682,322 shares of common stock, there were five outstanding warrants to purchase an aggregate of 917,150 shares of our common stock at exercise prices ranging from $1.00 to $8.33, or a weighted average exercise price of $8.10. These warrants expire on dates ranging from June 2004 to April 2009.

Registration Rights

In August 2001, we and certain of our holders of our preferred stock entered into an investors’ rights agreement pursuant to which certain registration rights were granted. When this offering is completed, the holders of 11,305,001 shares of common stock issuable upon conversion of our outstanding preferred stock and upon the exercise of warrants will have the right to cause us to register these shares under the Securities Act based on:

•	Demand registration rights. Six months after this offering, one or more holders of 33% of the common stock issued upon conversion of our preferred stock, or, in the case of a request from GE Capital Equity Investments, Inc. or Shamrock Capital Growth Fund, L.P., 10% of our common stock issued upon conversion of series E redeemable convertible preferred stock, may request that we register their shares.

•	Piggyback registration rights. The holders of registrable securities may request to have their shares registered anytime we file a registration statement to register any of our securities for our own account or for the account of others.

•	S-3 registration rights. The holders of registrable securities have the right to request registrations on Form S-3 if we are eligible to use Form S-3 and have not already registered shares once on an S-3 registration statement within the past 12 months and if the total proceeds are at least $1,000,000.

Registration of shares of common stock because of the exercise of demand registration rights, piggyback registration rights or S-3 registration rights under the Securities Act would result in the holders being able to trade these shares without restriction under the Securities Act when the registration statement is declared effective. We will pay all registration expenses, other than underwriting discounts and commissions, related to any registration.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

The provisions of Delaware law, our certificate of incorporation and our bylaws described below may have the effect of delaying, deferring or discouraging another party from acquiring control of us.

Delaware Law

We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, those provisions prohibit a Delaware corporation from engaging in any business combination with any interested stockholder for a period of three years following the date that the stockholder became an interested stockholder, unless:

•	the transaction is approved by the board before the date the interested stockholder attained that status;

•	upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced; or

•	on or after the date the business combination is approved by the board and authorized at a meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 defines “business combination” to include the following:

•	any merger or consolidation involving the corporation and the interested stockholder;

•	any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder;

•	subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder;

•	any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.

In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by any of these entities or persons.

A Delaware corporation may opt out of this provision either with an express provision in its original certificate of incorporation or in an amendment to its certificate of incorporation or bylaws approved by its stockholders. However, we have not opted out, and do not currently intend to opt out of, this provision. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire us.

Certificate of Incorporation and Bylaws

Following the completion of this offering, our certificate of incorporation and bylaws will provide that:

•	no action can be taken by stockholders except at an annual or special meeting of the stockholders called in accordance with our bylaws, and stockholders may not act by written consent;

•	the approval of holders of two-thirds of the shares entitled to vote at an election of directors will be required to adopt, amend or repeal our bylaws or amend or repeal the provisions of our certificate of incorporation regarding the election and removal of directors and the ability of stockholders to take action;

•	our board of directors will be expressly authorized to make, alter or repeal our bylaws;

•	stockholders may not call special meetings of the stockholders or fill vacancies on the board;

•	our board of directors will be authorized to issue preferred stock without stockholder approval;

•	directors may only be removed for cause by the holders of two-thirds of the shares entitled to vote at an election of directors; and

•	we will indemnify officers and directors against losses that they may incur in investigations and legal proceedings resulting from their services to us, which may include services in connection with takeover defense measures.

Limitation of Liability and Indemnification Matters

We have adopted provisions in our certificate of incorporation that limit the liability of our directors for monetary damages for breach of their fiduciary duty as directors, except for liability that cannot be eliminated under the Delaware General Corporation Law. Delaware law provides that directors of a company will not be personally liable for monetary damages for breach of their fiduciary duty as directors, except for liabilities:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	for unlawful payment of dividend or unlawful stock repurchase or redemption, as provided under Section 174 of the Delaware General Corporation Law; or

•	for any transaction from which the director derived an improper personal benefit.

Any amendment or repeal of these provisions requires the approval of the holders of shares representing at least 66 2/3% of the shares entitled to vote in the election of directors, voting as one class.

Our certificate of incorporation and bylaws also provide that we will indemnify our directors and officers to the fullest extent permitted by Delaware law. Our bylaws also permit us to purchase insurance on behalf of any officer, director, employee or other agent for any liability arising out of his actions as our officer, director, employee or agent, regardless of whether the bylaws would permit indemnification. We have entered into separate indemnification agreements with our directors and executive officers that could require us, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors and to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified. We believe that the limitation of liability provision in our certificate of incorporation and the indemnification agreements will facilitate our ability to continue to attract and retain qualified individuals to serve as directors and officers.

Nasdaq National Market Listing Symbol

We have applied to list our common stock for quotation on the Nasdaq National Market under the symbol “PRNC.”

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Registrar and Transfer Company.

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for our common stock. We cannot predict the effect, if any, that market sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. As described below, only a limited number of shares will be available for sale shortly after this offering due to contractual and legal restrictions on resale. Nevertheless, sales of our common stock in the public market after the restrictions lapse, or the perception that those sales may occur, could cause the prevailing market price to decrease or to be lower than it might be in the absence of those sales or perceptions.

Sale of Restricted Shares

Upon completion of this offering, we will have outstanding 21,905,261 shares of common stock. The shares of common stock being sold in this offering will be freely tradable, other than by any of our “affiliates” as defined in Rule 144(a) under the Securities Act, without restriction or registration under the Securities Act. All remaining shares were issued and sold by us in private transactions and are eligible for public sale if registered under the Securities Act or sold in accordance with Rule 144 or Rule 701 under the Securities Act. These remaining shares of common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act.

As a result of the lockup agreements and the provisions of Rules 144, 144(k) and 701 described below, the restricted securities will be available for sale in the public market as follows:

•	147,717 shares will be eligible for sale prior to 180 days after the date of this prospectus;

•	14,757,544 shares will be eligible for sale upon the expiration of the lock-up agreements described below, beginning 180 days after the date of this prospectus and when permitted under Rule 144, 144(k) or 701; and

•	3,336,202 shares will be eligible for sale upon the exercise of vested options 180 days after the date of this prospectus.

Lock-Up Agreements

Our directors, executive officers and most of our stockholders, who collectively hold an aggregate of 14,573,638 shares of common stock, have entered into lock-up agreements under which they agreed that they will not sell any common stock owned by them without the prior written consent of Lehman Brothers Inc. for a period of 180 days from the date of this prospectus.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 17-day period beginning on the last day of the 180-day period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 17-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Most of our security holders have otherwise contractually committed to us not to sell any of our common stock during the period ending 180 days after the date of this prospectus. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline.

Rule 144

In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person deemed to be our affiliate, or a person holding restricted shares who beneficially owns shares that were not acquired from us or our affiliate within the previous one year, would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

•	1% of the then outstanding shares of common stock, or approximately 219,052 shares immediately after this offering, assuming no exercise of the underwriters’ over-allotment option; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission.

Sales under Rule 144 are subject to requirements relating to manner of sale, notice and availability of current public information about us.

Rule 144(k)

A person, or persons whose shares are aggregated, who is not deemed to have been our affiliate at any time during the 90 days immediately preceding the sale, and who beneficially owned the shares proposed to be sold for at least two years, including the holding period of any prior owner who is not an affiliate, may sell restricted securities after this offering under Rule 144(k) without complying with the volume limitations, manner of sale provisions, public information or notice requirements of Rule 144. An aggregate of 11,398,489 shares will qualify as “Rule 144(k) shares” within 180 days after the date of this prospectus.

Rule 701

Subject to various limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from us by our employees, directors, officers, consultants or advisers prior to the closing of this offering, pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to stock options granted by us before this offering, along with the shares acquired upon exercise of those options. Securities issued in reliance on Rule 701 are deemed to be restricted securities and, beginning 90 days after the date of this prospectus, unless subject to the contractual restrictions described above, may be sold by persons other than affiliates subject only to the manner of sale provisions of Rule 144 and by affiliates under Rule 144 without compliance with the minimum holding period requirements.

Stock Options

We intend to file a registration statement under the Securities Act covering 6,647,280 shares of common stock reserved for issuance under our stock plans. This registration statement is expected to be filed soon after the date of this prospectus and will automatically become effective upon filing. Accordingly, shares registered under this registration statement will be available for sale in the open market, unless those shares are subject to vesting restrictions with us or the contractual restrictions described above.

Registration Rights

In addition, after this offering, the holders of 11,587,323 shares of common stock will be entitled to rights to cause us to register the sale of those shares under the Securities Act. Immediately after this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering shares of common stock under outstanding options under our 1992 stock option plan and 1997 stock option plan and shares reserved for future issuance under our 2004 stock incentive plan and our 2004 employee stock purchase plan. This registration statement will automatically become effective upon filing. Shares registered under this registration statement will be available for sale in the open market, subject to the lock-up agreements described above, although sales of shares held by our affiliates will be limited by Rule 144 volume limitations. Based on the number of shares subject to outstanding options under our 1992 stock option plan and 1997 stock option plan as of March 31, 2004 and the number of shares reserved for issuance under our 2004 stock incentive plan and 2004 employee stock purchase plan, this registration statement would cover 6,647,280 shares. See “Description of Capital Stock — Registration Rights.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR

NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a general discussion of certain material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock by a “Non-U.S. Holder.” For purposes of this discussion, a “Non-U.S. Holder” is a beneficial owner of our stock who holds our stock as a capital asset as determined for U.S. federal income tax purposes (generally, property held for investments) and who is treated for the relevant U.S. federal tax purposes as a nonresident alien individual, or a foreign partnership, corporation, estate or trust. Because U.S. federal tax law uses different tests in determining whether an individual is a nonresident alien for income and estate tax purposes, some individuals may be “Non-U.S. Holders” for purposes of the federal income tax discussion below, but not for purposes of the federal estate tax discussion, and vice versa.

This discussion is based on the U.S. Internal Revenue Code of 1986, as amended (the “Code”), judicial decisions and administrative regulations and interpretations in effect as of the date of this prospectus, all of which are subject to change, possibly with retroactive effect. This discussion does not address all aspects of U.S. federal income and estate taxation that may be relevant to Non-U.S. Holders in light of their particular circumstances, including, without limitation, Non-U.S. Holders that are controlled foreign corporations, passive foreign investment companies, pass-through entities or U.S. expatriates, Non-U.S. Holders that hold their common stock through pass-through entities and Non-U.S. Holders that own, directly, indirectly or constructively, five percent or more of our common stock. This discussion also does not address any tax consequences arising under the laws of any U.S. state or local jurisdiction, or non-U.S. jurisdiction.

You should consult your own tax advisor regarding the federal income and estate tax consequences of holding and disposing of our common stock in light of your particular situation, as well as any consequences under state, local or foreign law.

Dividends

Distributions on our common stock will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. In general, we will be required to withhold U.S. federal income tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty, on dividends paid to a Non-U.S. Holder. To obtain a reduced rate of withholding under a treaty, you must provide us with appropriate documentation (typically, a properly-executed IRS Form W-8BEN certifying your entitlement to benefits under the treaty). You will not be required to furnish a U.S. taxpayer identification number in order to claim treaty benefits with respect to our dividends if our common stock is traded on an “established financial market” for U.S. federal income tax purposes. Treasury Regulations provide special rules to determine whether, for purposes of determining the applicability of a tax treaty, dividends paid to a Non-U.S. Holder that is an entity should be treated as paid to the entity or to those holding an interest in that entity.

We generally will not be required to withhold income taxes from dividends that are effectively connected with your conduct of a trade or business within the United States, so long as you provide us with appropriate documentation (typically, a properly-executed IRS Form W-8ECI, stating that the dividends are so connected). Instead, such dividends will be subject to regular U.S. income tax, on a net income basis, generally at the same rates applicable to a comparable U.S. holder. If you are a foreign corporation, your effectively-connected dividends may also be subject to an additional “branch profits tax,” which is imposed under certain circumstances at a rate of 30% (or such lower rate as may be specified by an applicable treaty), subject to certain adjustments.

Gain on Disposition of Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax with respect to gain realized on a sale or other disposition of our common stock. However, you will be taxable on such gain if (i) the gain is effectively connected with a trade or business that you conduct in the United States (in the event certain tax treaty provisions apply, the gain must also be attributable to a permanent establishment in the U.S. in order to be subject to tax), (ii) you are a nonresident alien individual, you are present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met or (iii) our stock is treated as a United States real property interest in your hands, within the meaning of Section 897(c) of the Code.

Subject to the exception noted below, our stock will generally be treated as a U.S. real property interest if we are or have been a “United States real property holding corporation” within the meaning of Section 897(c) at any time that you held the stock within five years before the disposition. We believe that we are not, and we do not anticipate becoming, a United States real property holding corporation. Moreover, even if we are treated as a United States real property holding corporation, so long as our common stock is regularly traded on an established securities market, the common stock will not be treated as a U.S. real property interest in the hands of a Non-U.S. Holder who has owned no more than five percent of the common stock (assuming for this purpose any options or shares of convertible preferred stock that you own have been exercised or converted and applying certain constructive ownership rules to determine your ownership) during the five years preceding a disposition.

Information Reporting Requirements and Backup Withholding

Generally, we must report to the U.S. Internal Revenue Service the amount of dividends we pay to you, your name and address, and the amount of any tax withheld. A similar report is sent to you. Pursuant to tax treaties or other information-sharing agreements, the U.S. Internal Revenue Service may make its reports available to tax authorities in your country of residence.

We generally will not be required to apply backup withholding to dividends we pay to you if you have provided an appropriate certification of your federal taxpayer identification number, or of the fact that you are not a U.S. person, unless we otherwise have knowledge that you are a U.S. person.

Under current U.S. federal income tax law, information reporting and backup withholding imposed at a rate of 28% (increasing to 31% in 2011) will apply to the proceeds of a disposition of our common stock effected by or through a U.S. office of a broker unless the disposing holder certifies as to its non-U.S. status or otherwise establishes an exemption. Generally, U.S. information reporting and backup withholding will not apply to a payment of disposition proceeds where the transaction is effected outside the United States through a non-U.S. office of a non-U.S. broker. However, U.S. information reporting requirements (but not backup withholding) will apply to a payment of disposition proceeds where the transaction is effected outside the United States by or through an office outside the United States of a broker that fails to maintain documentary evidence that the holder is a Non-U.S. Holder and that certain conditions are met, or that the holder otherwise is entitled to an exemption, and the broker is (i) a U.S. person, (ii) a foreign person which derived 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) a “controlled foreign corporation” for U.S. federal income tax purposes, or (iv) a foreign partnership (a) at least 50% of the capital or profits interest in which is owned by U.S. persons or (b) that is engaged in a U.S. trade or business. Backup withholding will apply to a payment of disposition proceeds if the broker has actual knowledge that the holder is a U.S. person.

Backup withholding is not an additional tax. Rather, the amount of tax withheld will be treated as a payment against your actual U.S. federal income tax liability (if any), and if the withholding results in an overpayment of tax, a refund may be obtained, provided that the required information is timely furnished to the U.S. Internal Revenue Service.

Federal Estate Tax

An individual Non-U.S. Holder who is treated as the owner of, or has made certain lifetime transfers of, an interest in our common stock will be required to include the value thereof in his gross estate for U.S. federal estate tax purposes, and may be subject to U.S. federal estate tax unless an applicable estate tax treaty provides otherwise.

UNDERWRITING

Under the terms of an underwriting agreement, which is filed as an exhibit to the registration statement relating to this prospectus, each of the underwriters named below, for whom Lehman Brothers Inc., Credit Suisse First Boston LLC and UBS Securities LLC are acting as representatives, have severally agreed to purchase from us the respective number of shares of common stock opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.
Credit Suisse First Boston LLC
UBS Securities LLC

Total	7,000,000

The underwriting agreement provides that the underwriters’ obligations to purchase shares of our common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•	the obligation to purchase all of the shares of our common stock, if any of the shares are purchased (other than those shares subject to the underwriters’ over-allotment option, until that option is exercised);

•	if an underwriter defaults, purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material change in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Over-Allotment Option

We have granted the underwriters a 30-day option to purchase up to an aggregate 1,050,000 of shares at the public offering price less underwriting discounts and commissions. This option may be exercised to cover over-allotments, if any, made in connection with the offering. To the extent that the option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional shares based on to the underwriter’s percentage underwriting commitment in the offering as indicated in the preceding table, and we will be obligated, pursuant to the option, to sell these shares to the underwriters.

Commissions and Expenses

The representatives have advised us that the underwriters propose to offer shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, who may include the underwriters, at such offering price less a selling concession not in excess of $             per share. The underwriters may allow, and the selected dealers may re-allow, a discount from the concession not in excess of $             per share to other dealers. After the offering, the underwriters may change the public offering price and other offering terms.

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters in connection with the offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment option to purchase up to 1,050,000 additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay us for the shares.

	No Exercise	Full Exercise
Per Share	$	$
Total	$	$

We estimate that the total expenses of this offering, excluding underwriting discounts and commissions paid by us, will be approximately $1.6 million.

Listing

We have applied to have our common stock approved for quotation on the Nasdaq National Market under the symbol “PRNC.”

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiation between us and the underwriters. The factors that the representatives will consider in determining the public offering price include:

•	the history and prospects for the industry in which we compete;

•	the ability of our management and our business potential and earning prospects;

•	the prevailing securities markets at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in over-allotment, stabilizing transactions, syndicate covering transactions, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock, in accordance with Regulation M under the Securities Exchange Act of 1934, as amended:

•	Over-allotment involves sales by the underwriter of shares in excess of the number of shares the underwriter is obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of shares over-allotted by the underwriter is not greater than the number of shares that they may purchase in the over-allotment option. In a naked short position, the number of shares involved is greater than the number of shares in the over-allotment option. The underwriter may close out any short position by either exercising its over-allotment option and/or purchasing shares in the open market.

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of shares to close out the short position, the underwriter will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. If the underwriter sells more shares than could be covered by the over-allotment option, which is called a naked short position, the position can only be closed out by buying shares in the open market. A naked short position is more likely to be created if the underwriter is concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase shares in the offering.

•	Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the common stock. In addition, neither we nor the underwriters make any representation that the underwriters will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Lock-Up Agreements

We have agreed that we will not offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Commission a registration statement under the Securities Act relating to, any shares of our common stock or securities convertible into or exchangeable or exercisable for any shares of our common stock, or publicly disclose the intention to make any such offer, sale, pledge, disposition or filing, without the prior written consent of Lehman Brothers Inc., on behalf of the underwriters, for a period of 180 days after the date of this prospectus, except pursuant to the exercise of options outstanding on the date hereof, grants of employee stock options pursuant to the terms of a plan in effect on the date hereof, issuances pursuant to the exercise of such options, the filing of registration statements on Form S-8 and amendments thereto in connection with those stock options or our employee stock purchase plans in existence on the date hereof.

Our executive officers and directors and most of our stockholders, who collectively hold an aggregate of 14,573,638 shares of our common stock have entered into lock-up agreements under which they agreed not to transfer or dispose of, directly or indirectly, including by way of any hedging or derivatives transaction, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock for a period of 180 days after the date of this prospectus without the prior written consent of Lehman Brothers Inc., on behalf of the underwriters.

The 180-day restricted period described in the preceding paragraph will be extended if:

•	during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to our company occurs; or

•	prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 17-day period beginning on the last day of the 180-day period;

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 17-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

Most of our security holders have otherwise contractually committed to us not to sell any of our common stock during the period ending 180 days after the date of this prospectus. To the extent shares are released before the expiration of the lock-up period and these shares are sold into the market, the market price of our common stock could decline.

Indemnification

We have agreed to indemnify the underwriters against liabilities relating to the offering including liabilities under the Securities Act and liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Discretionary Accounts

The representatives have informed us that the underwriters do not intend to confirm sales to accounts over which they exercise discretionary authority in excess of 5% of the total number of shares of common stock offered by them.

Stamp Taxes

Purchasers of the shares of our common stock offered by this prospectus may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover of this prospectus. Accordingly, we urge you to consult a tax advisor with respect to whether you may be required to pay those taxes or charges, as well as any other tax consequences that may arise under the laws of the country of purchase.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet sites or through other online services maintained by the underwriters participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the underwriter, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the underwriters on the same basis as other allocations.

Other than the prospectus in electronic format, the information on the underwriters’ web site and any information contained in any other web site maintained by the underwriter is not part of this prospectus or the registration statement of which this prospectus and the accompanying prospectus form a part, has not been approved and/or endorsed by us or the underwriters in its capacity as underwriter and should not be relied upon by investors.

Other Relationships

Some of the underwriters have performed and may in the future perform investment banking and advisory services for us from time to time for which they have received or may in the future receive customary fees and expenses.

NOTICE TO CANADIAN RESIDENTS

Offers and Sales in Canada

This prospectus is not, and under no circumstances is to be construed as, an advertisement or a public offering of shares in Canada or any province or territory thereof. Any offer or sale of shares in Canada will be made only under an exemption from the requirements to file a prospectus with the relevant Canadian securities regulators and only by a dealer properly registered under applicable provincial securities laws or, alternatively, pursuant to an exemption from the dealer registration requirement in the relevant province or territory of Canada in which such offer or sale is made.

This prospectus is for the confidential use of only those persons to whom it is delivered by the underwriters in connection with the offering of the shares into Canada. The underwriters reserve the right to reject all or part of any offer to purchase shares for any reason or allocate to any purchaser less than all of the shares for which it has subscribed.

Responsibility

Except as otherwise expressly required by applicable law or as agreed to in contract, no representation, warranty or undertaking (express or implied) is made and no responsibilities or liabilities of any kind or nature whatsoever are accepted by any underwriter or dealer as to the accuracy or completeness of the information contained in this prospectus or any other information provided by us in connection with the offering of the shares into Canada.

Resale Restrictions

The distribution of the shares in Canada is being made on a private placement basis only and is exempt from the requirement that we prepare and file a prospectus with the relevant Canadian regulatory authorities. Accordingly, any resale of the shares must be made in accordance with applicable securities laws, which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with exemptions from registration and prospectus requirements. Canadian purchasers are advised to seek legal advice prior to any resale of the shares.

Representations of Purchasers

Each Canadian investor who purchases shares will be deemed to have represented to us, the underwriters and any dealer who sells shares to such purchaser that: (i) the offering of the shares was not made through an advertisement of the shares in any printed media of general and regular paid circulation, radio, television or telecommunications, including electronic display, or any other form of advertising in Canada; (ii) such purchaser has reviewed the terms referred to above under “Resale Restrictions;” (iii) where required by law, such purchaser is purchasing as principal for its own account and not as agent; and (iv) such purchaser or any ultimate purchaser for which such purchaser is acting as agent is entitled under applicable Canadian securities laws to purchase such shares without the benefit of a prospectus qualified under such securities laws, and without limiting the generality of the foregoing: (a) in the case of a purchaser located in a province other than Ontario and Newfoundland and Labrador, without the dealer having to be registered, (b) in the case of a purchaser located in a province other than Ontario or Québec, such purchaser is an “accredited investor” as defined in section 1.1 of Multilateral Instrument 45-103 – Capital Raising Exemptions, (c) in the case of a purchaser located in Ontario, such purchaser, or any ultimate purchaser for which such purchaser is acting as agent, is an “accredited investor,” other than an individual, as that term is defined in Ontario Securities Commission Rule 45-501 – Exempt Distributions and is a person to which a dealer registered as an international dealer in Ontario may sell shares, and (d) in the case of a purchaser located in Québec, such purchaser is a “sophisticated purchaser” within the meaning of section 44 or 45 of the Securities Act (Québec).

Taxation and Eligibility for Investment

Any discussion of taxation and related matters contained in this prospectus does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase the shares. Canadian purchasers of shares should consult their own legal and tax advisers with respect to the tax consequences of an investment in the shares in their particular circumstances and with respect to the eligibility of the shares for investment by the purchaser under relevant Canadian federal and provincial legislation and regulations.

Rights of Action for Damages or Rescission (Ontario)

Securities legislation in Ontario provides that every purchaser of shares pursuant to this prospectus shall have a statutory right of action for damages or rescission against us in the event this prospectus contains a misrepresentation as defined in the Securities Act (Ontario). Ontario purchasers who purchase shares offered by this prospectus during the period of distribution are deemed to have relied on the misrepresentation if it was a misrepresentation at the time of purchase. Ontario purchasers who elect to exercise a right of rescission against us shall have no right of action for damages against us. The right of action for rescission or damages conferred by the statute is in addition to, and without derogation from, any other right the purchaser may have at law. Prospective Ontario purchasers should refer to the applicable provisions of Ontario securities legislation and are advised to consult their own legal advisers as to which, or whether any, of such rights or other rights may be available to them.

The foregoing summary is subject to the express provisions of the Securities Act (Ontario) and the rules, regulations and other instruments thereunder, and reference is made to the complete text of such provisions contained therein. Such provisions may contain limitations and statutory defenses on which we may rely. The enforceability of these rights may be limited as described below in “Enforcement of Legal Rights.”

The rights of action discussed above will be granted to the purchasers to whom such rights are conferred upon acceptance by the relevant dealer of the purchase price for the shares. The rights discussed above are in addition to and without derogation from any other right or remedy which purchasers may have at law. Similar rights may be available to investors in other Canadian provinces.

Enforcement of Legal Rights

We are organized under the laws of the State of Delaware in the United States of America. All, or substantially all, of our directors and officers, as well as the experts named herein, may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon us or such persons. All or a substantial portion of our assets and the assets of such other persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against us or such persons in Canada or to enforce a judgment obtained in Canadian courts against us or such persons outside of Canada.

Language of Documents

Upon receipt of this document, you hereby confirm that you have expressly requested that all documents evidencing or relating in any way to the sale of the securities described herein (including for greater certainty any purchase confirmation or any notice) be drawn up in the English language only. Par la réception de ce document, vous confirmez par les présentes que vous avez expressément exigé que tous les documents faisant foi ou se rapportant de quelque manière que ce soit à la vente des valeurs mobilières décrites aux présentes (incluant, pour plus de certitude, toute confirmation d’achat ou tout avis) soient rédigés en anglais seulement.

LEGAL MATTERS

Selected legal matters with respect to the validity of the common stock offered by this prospectus will be passed upon for us by Pillsbury Winthrop LLP, Palo Alto, California. Selected legal matters relating to the offering will be passed upon for the underwriters by Weil, Gotshal & Manges LLP, Redwood Shores, California.

EXPERTS

Ernst & Young LLP, independent registered public accounting firm, has audited our consolidated financial statements and schedule at December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 as set forth in their reports. We have included our financial statements and schedule in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the Securities and Exchange Commission a registration statement under the Securities Act of 1933 with respect to the common stock offered by this prospectus. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. Please refer to the registration statement, exhibits and schedules for further information with respect to the common stock offered by this prospectus. Statements contained in this prospectus regarding the contents of any contract or other document are only summaries. With respect to any contract or document filed as an exhibit to the registration statement, you should refer to the exhibit for a copy of the contract or document, and each statement in this prospectus regarding that contract or document is qualified by reference to the exhibit. A copy of the registration statement and its exhibits and schedules may be inspected without charge at the Securities and Exchange Commission’s public reference room, located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public from the SEC’s website at www.sec.gov.

Upon completion of this offering, we will be subject to the information reporting requirements of the Securities Exchange Act of 1934 and we intend to file reports, proxy statements and other information with the SEC.

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PRN CORPORATION

REPORT OF ERNST & YOUNG LLP

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of

PRN Corporation

We have audited the accompanying consolidated balance sheets of PRN Corporation (the “Company”) as of December 31, 2003 and 2002 and the related consolidated statements of operations, redeemable convertible preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of PRN Corporation at December 31, 2003 and 2002 and the consolidated results of its operations and cash flows for each of the three years in the period ended December 31, 2003 in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the consolidated financial statements, effective January 1, 2002 the Company adopted Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets.

/s/ Ernst & Young LLP

San Francisco, California

March 26, 2004, except for Note 11,

as to which the date is

July 22, 2004

PRN CORPORATION

CONSOLIDATED BALANCE SHEETS

(In Thousands, Except Per Share Data)

	December 31,		March 31, 2004	Pro Forma at March 31, 2004
	2002	2003
			(unaudited)
ASSETS
Current assets:
Cash and equivalents	$19,070	$16,119	$13,459	$13,459
Short-term investments	—	10,400	17,503	17,503
Accounts receivable, less allowance for doubtful accounts of $463, $630 and $630 at December 31, 2002 and 2003 and March 31, 2004 (unaudited)	26,890	36,848	28,931	28,931
Prepaid expenses and other current assets	1,576	2,515	2,847	2,847

Total current assets	47,536	65,882	62,740	62,740
Property and equipment, net	12,249	12,015	12,978	12,978
Intangible assets, net	—	447	327	327
Other assets	1,060	1,199	991	991

Total assets	$60,845	$79,543	$77,036	$77,036

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$1,050	$1,106	$1,889	$1,889
Accrued distribution fees payable	2,898	5,525	5,026	5,026
Accrued liabilities	1,979	2,946	3,616	3,616
Accrued payroll and related obligations	2,630	3,529	2,349	2,349
Deferred revenues	14,936	19,158	15,859	15,859
Redemption obligation	—	—	—	44,628

Total current liabilities	23,493	32,264	28,739	73,367
Commitments and contingencies (Note 6)
Redeemable convertible preferred stock, $.01 par value, 9,146 shares authorized:
Series B; 714 shares designated; 595 shares issued and outstanding as of December 31, 2002 and 2003 and March 31, 2004 (unaudited) (none pro forma); aggregate liquidation preference of $8,346 and $8,508 as of December 31, 2003 and March 31, 2004 (unaudited)	7,916	8,323	8,494	—
Series C; 2,576 shares designated; 1,706 shares issued and outstanding as of December 31, 2002 and 2003 and March 31, 2004 (unaudited) (none pro forma); aggregate liquidation preference of $20,914 and $21,319 as of December 31, 2003 and March 31, 2004 (unaudited)	21,514	24,047	24,710	—
Series D; 300 shares designated; 200 shares issued and outstanding as of December 31, 2002 and 2003 and March 31, 2004 (unaudited) (none pro forma); aggregate liquidation preference of $6,552 and $6,679 as of December 31, 2003 and March 31, 2004 (unaudited)	6,136	6,539	6,671	—
Series E; 5,556 shares designated; 4,723 shares issued and outstanding as of December 31, 2002 and 2003 and March 31, 2004 (unaudited) (none pro forma); aggregate liquidation preference of $93,507 as of December 31, 2003 and March 31, 2004 (unaudited)	53,011	75,623	82,340	—
Stockholders’ equity (deficit):
Series A convertible preferred stock, $.01 par value, 1,309 shares authorized; 1,279 shares issued and outstanding as of December 31, 2002 and 2003 and March 31, 2004 (unaudited) (none pro forma); aggregate liquidation preference of $10,746 and $10,746 as of December 31, 2004 and March 31, 2004 (unaudited)	13	13	13	—
Common stock, $.001 par value; 27,000 shares authorized:
Class A; 24,959 shares designated; 5,667, 5,690 and 5,858 shares issued and outstanding as of December 31, 2002 and 2003 and March 31, 2004 (unaudited) (12,081 shares issued and outstanding pro forma)	6	6	6	12
Class B; 2,041 shares designated; no shares issued and outstanding as of December 31, 2002 and 2003 and March 31, 2004 (unaudited) (none pro forma)	—	—	—	—
Additional paid-in capital	21,981	21,820	21,871	99,465
Accumulated deficit	(73,225)	(89,092)	(95,808)	(95,808)

Total stockholders’ equity (deficit)	(51,225)	(67,253)	(73,918)	3,669

Total liabilities and stockholders’ equity (deficit)	$60,845	$79,543	$77,036	$77,036

See accompanying notes to consolidated financial statements.

PRN CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

(In Thousands, Except Per Share Data)

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Revenues	$58,146	$82,164	$112,082	$21,616	$26,691
Operating costs and expenses:
Distribution and operations (excludes depreciation and amortization of $976, $2,286, $4,167, $870 and $836, respectively)	41,299	54,884	72,821	14,311	18,263
Selling and marketing	9,764	13,089	17,276	3,815	4,616
General and administrative	4,535	4,454	4,767	1,127	953
Research and development	1,710	2,211	3,311	733	921
Depreciation and amortization (see Note 5)	1,802	2,901	4,762	1,036	1,018
Stock-based compensation	391	—	—	—	—
Impairment of PRN Network equipment	—	10,866	—	—	—

Total operating costs and expenses	59,501	88,405	102,937	21,022	25,771

Income (loss) from operations	(1,355)	(6,241)	9,145	594	920
Other income (expense):
Interest income	428	331	252	64	97
Interest expense	(243)	—	—	—	—
Other, net	—	111	831	900	160

Total other income, net	185	442	1,083	964	257

Income (loss) before provision for income taxes	(1,170)	(5,799)	10,228	1,558	1,177

Provision for income taxes	—	225	140	21	210

Net income (loss)	$(1,170)	$(6,024)	$10,088	$1,537	$967

Less: accretion of redeemable convertible preferred stock and warrants	(6,584)	(18,605)	(25,955)	(6,004)	(7,683)

Net loss attributable to common stockholders	$(7,754)	$(24,629)	$(15,867)	$(4,467)	$(6,716)

Basic and diluted net loss per common share attributable to common stockholders	$(1.75)	$(4.33)	$(2.79)	$(0.79)	$(1.15)

Weighted average common shares used in per share calculations	4,438	5,690	5,681	5,671	5,847

Pro forma basic net income per share attributable to common stockholders (unaudited)			$0.56		$0.05

Pro forma diluted net income per share attributable to common stockholders (unaudited)			$0.51		$0.05

Weighted average common shares used in computing pro forma basic per share calculations (unaudited)			17,916		18,082

Weighted average common shares used in computing pro forma diluted per share calculations (unaudited)			19,698		20,064

See accompanying notes to consolidated financial statements.

PRN CORPORATION

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK

AND STOCKHOLDERS’ DEFICIT

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 AND THREE MONTHS ENDED MARCH 31, 2004 (Unaudited)

(In Thousands, Except Per Share Data)

									Stockholders’ Deficit
	Redeemable Convertible Preferred Stock								Convertible Preferred Stock Series A		Common Stock				Additional Paid-in Capital	Accumulated Deficit	Stockholders’ Deficit
	Series B		Series C		Series D		Series E				Class A		Class B
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances as of January 1, 2001	595	$6,674	1,706	$16,995	200	$5,192	—	$—	1,279	$13	3,358	$3	2,041	$2	$21,796	$(40,842)	$(19,028)
Issuance of Series E redeemable convertible preferred stock	—	—	—	—	—	—	3,889	28,040	—	—	—	—	—	—	—	—	—
Class A common stock warrants sold in connection with Series E preferred stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	4,491	—	4,491
Repurchase of class A common stock	—	—	—	—	—	—	—	—	—	—	(78)	—	—	—	—	—	—
Repurchase of class B common stock	—	—	—	—	—	—	—	—	—	—	—	—	(1,095)	(1)	(5,638)	—	(5,639)
Issuance of class A common stock upon exercise of warrants	—	—	—	—	—	—	—	—	—	—	990	1	—	—	22	—	23
Issuance of class A common stock upon exercise of stock options	—	—	—	—	—	—	—	—	—	—	468	1	—	—	467	—	468
Conversion of class B common stock into class A common stock	—	—	—	—	—	—	—	—	—	—	946	1	(946)	(1)	—	—	—
Accretion of redeemable convertible preferred stock and warrants	—	605	—	2,190	—	458	—	3,331	—	—	—	—	—	—	—	(6,584)	(6,584)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(1,170)	(1,170)

Balances as of December 31, 2001	595	7,279	1,706	19,185	200	5,650	3,889	31,371	1,279	13	5,684	6	—	—	21,138	(48,596)	(27,439)
Issuance of series E redeemable convertible preferred stock	—	—	—	—	—	—	834	6,487	—	—	—	—	—	—	—	—	—
Class A common stock warrants sold in connection with Series E preferred stock	—	—	—	—	—	—	—	—	—	—	—	—	—	—	962	—	962
Repurchase of class A common stock	—	—	—	—	—	—	—	—	—	—	(26)	(1)	—	—	(130)	—	(131)
Issuance of class A common stock upon exercise of stock options	—	—	—	—	—	—	—	—	—	—	9	1	—	—	11	—	12
Accretion of redeemable convertible preferred stock and warrants	—	637	—	2,329	—	486	—	15,153	—	—	—	—	—	—	—	(18,605)	(18,605)
Net loss	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(6,024)	(6,024)

Balances as of December 31, 2002	595	$7,916	1,706	$21,514	200	$6,136	4,723	$53,011	1,279	$13	5,667	$6	—	$—	$21,981	$(73,225)	$(51,225)

See accompanying notes to consolidated financial statements.

PRN CORPORATION

CONSOLIDATED STATEMENTS OF REDEEMABLE CONVERTIBLE PREFERRED STOCK

AND STOCKHOLDERS’ DEFICIT (Continued)

YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 AND THREE MONTHS ENDED MARCH 31, 2004 (Unaudited)

(In Thousands, Except Per Share Data)

									Stockholders’ Deficit
	Redeemable Convertible Preferred Stock								Convertible Preferred Stock		Common Stock				Additional Paid-in Capital	Accumulated Deficit	Stockholders’ Deficit
	Series B		Series C		Series D		Series E		Series A		Class A		Class B
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balances as of December 31, 2002	595	$7,916	1,706	$21,514	200	$6,136	4,723	$53,011	1,279	$13	5,667	$6	—	$—	$21,981	$(73,225)	$(51,225)
Issuance of class A common stock upon exercise of stock options	—	—	—	—	—	—	—	—	—	—	23	—	—	—	58	—	58
Additional consideration for share repurchase	—	—	—	—	—	—	—	—	—	—	—	—	—	—	(219)	—	(219)
Accretion of redeemable convertible preferred stock and warrants	—	407	—	2,533	—	403	—	22,612	—	—	—	—	—	—	—	(25,955)	(25,955)
Net income	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	10,088	10,088

Balances as of December 31, 2003	595	8,323	1,706	24,047	200	6,539	4,723	75,623	1,279	13	5,690	6	—	—	21,820	(89,092)	(67,253)
Issuance of class A common stock upon exercise of stock options (unaudited)	—	—	—	—	—	—	—	—	—	—	168	—	—	—	51	—	51
Accretion of redeemable convertible preferred stock and warrants (unaudited)	—	171	—	663	—	132	—	6,717	—	—	—	—	—	—	—	(7,683)	(7,683)
Net income (unaudited)	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	967	967

Balances as of March 31, 2004 (unaudited)	595	$8,494	1,706	$24,710	200	$6,671	4,723	$82,340	1,279	$13	5,858	$6	—	$—	$21,871	$(95,808)	$(73,918)

See accompanying notes to consolidated financial statements.

PRN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands)

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Operating activities
Net income (loss)	$(1,170)	$(6,024)	$10,088	$1,537	$967
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	1,802	2,901	4,762	1,036	1,018
Stock-based compensation	391	—	—	—	—
Impairment of PRN Network equipment	—	10,866	—	—	—
Net changes in operating assets and liabilities:
Accounts receivable, net	3,890	(15,713)	(9,958)	2,383	7,917
Prepaid expenses and other current assets	61	(932)	(884)	209	(332)
Other assets	(387)	154	(139)	(208)	208
Accounts payable	4,729	(5,212)	56	(130)	783
Accrued distribution fees payable	(3,158)	(826)	2,627	1,765	(499)
Accrued liabilities	766	(331)	535	194	670
Accrued payroll and related obligations	(351)	735	899	(929)	(1,180)
Deferred revenues	1,998	7,422	4,222	1,943	(3,299)

Net cash provided by (used in) operating activities	8,571	(6,960)	12,208	7,800	6,253

Investing activities
Purchases of property and equipment, net	(16,557)	(7,308)	(2,608)	(348)	(1,861)
Purchases of available-for-sale securities	—	—	(15,800)	—	(7,103)
Sales of available-for-sale securities	3,471	—	5,400	—	—
Acquisition of net assets	—	—	(1,990)	—	—

Net cash used in investing activities	(13,086)	(7,308)	(14,998)	(348)	(8,964)

Financing activities
Net proceeds from sales of preferred stock and common stock warrants	32,531	7,449	—	—	—
Repayments under notes payable, long-term and subordinated debt and other long-term liabilities	(3,405)	(2,691)	—	—	—
Repurchases of stock	(2,639)	(131)	(219)	—	—
Proceeds from exercise of stock options and stock purchase warrants	100	12	58	27	51
Issuance of notes receivable	(186)	—	—	—	—

Net cash provided by (used in) financing activities	26,401	4,639	(161)	27	51

Net increase (decrease) in cash and equivalents	21,886	(9,629)	(2,951)	7,479	(2,660)
Cash and equivalents at beginning of period	6,813	28,699	19,070	19,070	16,119

Cash and equivalents at end of period	$28,699	$19,070	$16,119	$26,549	$13,459

See accompanying notes to consolidated financial statements.

PRN CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (Continued)

(In Thousands)

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Supplemental cash flow disclosures
Cash paid for interest	$779	$131	$—	$—	$—

Cash paid for taxes	$—	$—	$1,299	$9	$360

Supplemental disclosure of noncash transactions
Issuance of note payable for repurchase of common stock	$3,000	$—	$—	$—	$—

Accretion of redeemable convertible preferred stock and warrants	$6,584	$18,605	$25,955	$6,004	$7,683

See accompanying notes to consolidated financial statements.

PRN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 – THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company

PRN Corporation (“PRN” or the “Company”) operates an in-store proprietary broadcasting television network (the “PRN Network”) and enables national and local advertisers to target consumers in retail stores in the United States. The Company broadcasts the PRN Network to consumers in high traffic areas of leading national retailers and enables retailers to deliver high impact and relevant marketing and merchandising messages to their customers within their stores through a dynamic and targeted medium, improving the in-store shopping experience.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany transactions and balances have been eliminated in consolidation. Certain reclassifications have been made to historical figures to conform to the current year presentation.

Unaudited Interim Results

The accompanying balance sheet as of March 31, 2004, the statements of operations and cash flows for the three months ended March 31, 2003 and 2004 and the statement of redeemable convertible preferred stock and stockholders’ deficit for the three months ended March 31, 2004 are unaudited. The unaudited interim financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management, reflect all adjustments, which include only normal recurring adjustments necessary to present fairly the Company’s financial position as of March 31, 2004 and results of operations and cash flows for the three months ended March 31, 2003 and 2004. The financial data and other information disclosed in these notes to consolidated financial statements related to the three-month periods are unaudited. The results for the three months ended March 31, 2004 are not necessarily indicative of the results to be expected for the year ending December 31, 2004 or for any other interim period or for any other future year.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods reported in the accompanying consolidated financial statements and notes. Actual results could differ materially from those estimates.

Initial Public Offering

The Company has filed a Registration Statement (Form S-1) with the United States Securities and Exchange Commission for its proposed initial public offering of shares of its common stock (the “Offering”). In connection with the closing of the Offering, all of the outstanding shares of convertible preferred stock and each series of redeemable convertible preferred stock will be either redeemed or automatically converted into shares of the Company’s common stock. The unaudited pro forma balance sheet is adjusted for (1) the assumed redemption of 2,361,276 shares of series E redeemable convertible preferred stock for an aggregate amount of approximately $44.6 million and the related redemption obligation, (2) the assumed conversion of all outstanding shares of series B, C and D redeemable convertible preferred stock and one half of the outstanding shares of series E redeemable convertible preferred stock, and (3) the conversion of all shares of series A convertible preferred stock into common stock.

PRN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Cash Equivalents and Short-Term Investments

The Company considers all highly liquid securities with maturities of three months or less from the date of purchase to be cash equivalents, which consist of short-term high-grade bond and money market funds.

The Company’s short-term investments consist of auction rate securities, which are remarketed every 30 to 90 days. The effect of remarketing provides the Company with variable interest income and liquidity similar to money market funds, however, these investments are not considered cash equivalents because the stated maturity dates are more than three months from the date of purchase.

Management determines the appropriate classification of securities at the time of purchase. The Company has classified its entire investment portfolio as available-for-sale. The Company views its available-for-sale portfolio as available for use in current operations. Accordingly, the Company has classified all investments as short-term, even though the stated maturity may be one year or more beyond the current balance sheet date. Available-for-sale securities are carried at cost, which approximates their fair value, based on quoted market prices.

Realized gains and losses and declines in value, if any, judged to be other than temporary on available-for-sale securities are reported in other income or expense.

Allowance for Doubtful Accounts

The Company provides an allowance for losses on receivables based on a review of the current status of existing receivables and the historical collection experience. Receivables are charged to the allowance when the accounts are deemed uncollectible.

Concentration of Credit Risk and Credit Risk Evaluation

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash and cash equivalents, short-term investments and accounts receivable. Cash and cash equivalents and short-term investments are held with various domestic financial institutions with high credit standing. The Company has not experienced any significant losses on its cash and cash equivalents and short-term investments. The Company performs ongoing credit evaluations of its customers and generally does not require collateral. The Company makes provisions for potential credit losses at the time revenues are recognized. Credit losses have been within management’s expectation.

Property and Equipment

Property and equipment are stated at cost. PRN Network equipment is depreciated over the shorter of the term of the related contract with the retailer, or the useful life of the equipment. Depreciation of furniture, fixtures and other equipment is calculated using the straight-line method over estimated useful lives ranging from two to five years. Leasehold improvements are amortized over the shorter of the lease term or the useful life of the improvement using the straight-line method.

Capitalized Software

The Company capitalizes certain internal use software costs in accordance with the provisions of Statement of Position 98-1, Accounting for the Costs of Computer Software Developed or Obtained for Internal Use.

PRN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Capitalized internal use software costs with expected useful lives in excess of one year are amortized on a straight-line basis over their estimated useful lives ranging from 2 to 3 years.

Long-Lived Assets

The Company assesses long-lived assets for impairment under Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets (“SFAS No. 144”). SFAS No. 144 was adopted by the Company on January 1, 2002 and requires the recoverability of long-lived assets to be tested whenever events or circumstances indicate their carrying amounts may not be recoverable. Any impairment loss is recorded as the difference between the carrying amount and fair value of the assets tested. As more fully described in Note 5, the Company recorded an impairment loss of $10.9 million for the year ended December 31, 2002.

Revenue Recognition

The Company generates revenues from services related to the operation of the PRN Network. These services include advertising, media management and creative. Advertising revenues are recognized ratably over the period of the related broadcast campaigns. Revenues relating to media management are recognized as related services are performed. For creative services, revenues are recognized in the period in which the creative is complete and the related programming begins to air.

In many cases, customers purchase multiple services from us at one time. In these cases, the Company follows the guidance of Emerging Issues Task Force (“EITF”) Issue No. 00-21, Revenue Arrangements with Multiple Deliverables. Each time that a customer purchases multiple services from the Company, objective evidence of the fair market value of undelivered services exists. As a result, the Company either recognizes revenue for delivered services based on fair market value of those services, when known, or the residual method, using the known fair market value of the undelivered services, when such delivered fair market value is unknown.

The Company generally bills in advance for services and in such cases, billed amounts are recorded as deferred revenue until such time that the Company recognizes them according to the foregoing methods.

The following table provides a comparative summary of revenues by service (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Advertising	$30,718	$53,275	$76,965	$13,627	$16,774
Media management	24,955	26,412	26,584	6,481	6,846
Creative	2,473	2,477	8,533	1,508	3,071

	$58,146	$82,164	$112,082	$21,616	$26,691

Distribution and Operations

Distribution and operations expenses are comprised of fees paid to retailers for distribution of the PRN Network in their stores and expenses related to maintenance of network infrastructure, producing programming and providing customer service. These expenses include staffing, outside services and facilities related to distribution and operation of the PRN Network.

PRN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The Company generally recognizes distribution and operations expenses in the period in which they are incurred. To the extent that expenses arise related to discreet revenue earning events, the Company recognizes those expenses in the periods in which the related revenue is recognized. Deferred expenses relating to creative services not yet delivered to customers are recorded as a component of prepaid expenses and other current assets. Deferred costs relating to creative services not yet delivered to customers or aired totaled $689,000, $1.0 million, and $1.3 million at December 31, 2002, 2003, and March 31, 2004 (unaudited), respectively, and are recorded as a component of prepaid expenses and other current assets.

Accounting for Stock-Based Compensation

On December 31, 2002, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation – Transition and Disclosure (“SFAS No. 148”). SFAS No. 148 amends Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”), to provide alternative methods of transition to SFAS No. 123’s fair value method of accounting for stock-based employee compensation. SFAS No. 148 also amends certain disclosure provisions of SFAS No. 123. SFAS No. 148 does not amend SFAS No. 123 to require companies to account for employee stock options using the fair value method.

The Company has a stock-based employee compensation plan, which is described more fully in Note 8. The Company accounts for the plan under the recognition and measurement principles of the intrinsic value method as prescribed by Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related Interpretations. Under the intrinsic value method, compensation cost is the excess, if any, of the fair value of the stock at the grant date or other measurement date over the amount an employee must pay to acquire the stock. No stock-based employee compensation is reflected in net income, as all options granted under those plans had an exercise price equal to the estimated fair market value of the underlying common stock on the date of grant. The following table illustrates the effect on net income if the Company had applied the fair value recognition provisions of SFAS No. 123, to stock-based employee compensation (in thousands except per share amounts):

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Net loss attributable to common stockholders, as reported	$(7,754)	$(24,629)	$(15,867)	$(4,467)	$(6,716)
Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards	(1,902)	(1,524)	(1,596)	(437)	(560)

Pro forma loss attributable to common stockholders	$(9,656)	$(26,153)	$(17,463)	$(4,904)	$(7,276)

Net loss per common share attributable to common stockholders:
Basic and diluted, as reported	$(1.75)	$(4.33)	$(2.79)	$(0.79)	$(1.15)

Basic and diluted, pro forma	$(2.18)	$(4.60)	$(3.07)	$(0.86)	$(1.24)

PRN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The fair value of each option granted is estimated on the date of grant using the Black-Scholes option-pricing model. The volatility, expected life, risk-free interest rate and dividend yield used during the years ended December 31, 2001, 2002 and 2003 as well as the three months ended March 31, 2003 and 2004 (unaudited), are as follows:

	Years Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Volatility	0.7	0.7	0.7	0.7	0.7
Expected life	5.5 yrs	5.5 yrs	5.5 yrs	5.5 yrs	5.5 yrs
Risk-free interest rate	5.0%	5.0%	3.8%	5.0%	3.0%
Dividend yield	—	—	—	—	—

The weighted-average grant-date fair value of options granted, which is the value assigned to the options under SFAS No. 123, was $3.73, $5.34, $5.16, $5.34 and $6.36 for grants made during the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004 (unaudited), respectively.

Option valuation models were developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the volatility and expected life of the option. Because the Company’s employee stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value of estimates, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

Advertising Costs

The Company expenses advertising and promotion costs as incurred, which consist primarily of promotional materials, public relations, trade show participation and advertising in trade publications. Advertising and promotion expense for the years ended December 31, 2001, 2002 and 2003 was $412,000, $784,000 and $1.4 million, respectively.

Income Taxes

The Company accounts for income taxes under the provisions of Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, the Company determines deferred tax assets and liabilities based upon the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to affect taxable income. The tax consequences of most events recognized in the current year’s consolidated financial statements are included in determining income taxes currently payable. However, because tax laws and financial accounting standards differ in their recognition and measurement of assets, liabilities, equity, revenue, expenses, gains and losses, differences arise between the amount of taxable income and pretax financial income for a year and between the tax bases of assets or liabilities and their reported amounts in the consolidated financial statements. Because it is assumed that the reported amounts of assets and liabilities will be recovered and settled, respectively, a difference between the tax basis of an asset or a liability and its reported amount in the balance sheet will result in a taxable or a deductible amount in some future years when the related liabilities are settled or

PRN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

the reported amounts of the assets are recovered, hence giving rise to a deferred tax asset. The Company must then assess the likelihood that deferred tax assets will be recovered from future taxable income and to the extent management believes that recovery is not likely, they must establish a valuation allowance.

As of December 31, 2003, the Company recorded a full valuation allowance of $8.9 million against deferred tax assets, due to uncertainties related to the ability to utilize deferred tax assets, primarily consisting of certain net operating losses carried forward, before they expire. As part of the process of preparing the consolidated financial statements, management is required to estimate income taxes. This process involves estimating actual current tax exposure together with assessing temporary differences that may result in deferred tax assets. Management judgment is required in determining any valuation allowance recorded against net deferred tax assets. Any such valuation allowance would be based on estimates of taxable income and the period over which deferred tax assets would be recoverable.

Segment Information

The Company evaluates its operating units and product lines in accordance with Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS No. 131”).

The Company accounts for its different revenue streams based on its revenue recognition policy for each. Management evaluates the performance of these revenue streams in evaluating the entity level total revenues and the overall mix. The Company does not accumulate information to evaluate operating results or profitability nor does it allocate assets at any level below that of the consolidated entity. As a result, management evaluates the Company’s business at an entity level, resulting in a single definable segment as proscribed by SFAS No. 131.

Comprehensive Income

Under Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, the Company is required to display comprehensive income and its components as part of the consolidated financial statements. The Company’s only component of comprehensive income for all periods presented is net income (loss).

Recent Accounting Pronouncements

In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, Accounting for Costs Associated with Exit or Disposal Activities (“SFAS No. 146”). SFAS No. 146 nullified EITF Issue No. 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring). SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF Issue No. 94-3, a liability for an exit cost was recognized at the date of an entity’s commitment to an exit plan. SFAS No. 146 also establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002.

The Company adopted the provisions of SFAS No. 146, for exit or disposal activities initiated after December 31, 2002. The adoption of this standard did not have a material impact, however may affect the timing and recognition of any future restructuring costs.

In November 2002, the EITF issued EITF Issue No. 00-21, which addresses certain aspects of the accounting for arrangements that involve the delivery or performance of multiple products, services, and/or rights

PRN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

to use assets. Under EITF 00-21, revenue arrangements with multiple deliverables should be divided into separate units of accounting if the deliverables meet certain criteria, including whether the delivered items have stand alone value to the customer and whether there is objective and reliable evidence of the fair value of the undelivered items. In addition, the consideration should be allocated among the separate units of accounting based on their fair values, and the applicable revenue recognition criteria should be considered separately for each of the separate units of accounting. EITF 00-21 was effective for revenue arrangements entered into after June 30, 2003. The application of EITF 00-21 did not have a material impact to the Company’s financial position, operating results or cash flows for the year ended December 31, 2003.

In January 2003, the FASB issued Interpretation No. 46, Consolidation of Variable Interest Entities (“FIN 46”). FIN 46 clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, to certain entities in which equity investors do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. In December 2003, the FASB issued a revision to FIN 46, (“FIN 46R”). FIN 46 is applicable to the Company in 2004, however, we do not expect the adoption of FIN 46 to have a material impact on our financial position, cash flows or results of operations based on our analysis of interests held as of December 31, 2003.

NOTE 2 – FAIR VALUE OF FINANCIAL INSTRUMENTS

At December 31, 2002, 2003 and March 31, 2004 (unaudited), the respective carrying values of financial instruments, including cash and cash equivalents, short term investments, accounts receivable and accounts payable, approximate their fair values due to the short-term nature of these instruments.

NOTE 3 – ASSET PURCHASE

On May 7, 2003, the Company acquired substantially all of the assets and assumed certain liabilities of a California company that had developed and installed a proprietary media network at selected stores of a grocery chain. The aggregate purchase price for the net assets was $2.4 million, consisting of cash of approximately $2.3 million and assumed liabilities, including acquisition costs, of $164,000. As of December 31, 2003, $432,000 of the cash consideration was held under the Company’s control. The purchase price was allocated as follows (in thousands):

Current assets	$55
Property and equipment	1,779
Customer and other contracts	588

$2,422

The acquisition was accounted for as a purchase and, accordingly, the results of operations of the acquired assets have been included in the Company’s operations from the date of purchase.

The Company has estimated that as of the acquisition date, the fixed assets and proprietary software had remaining useful lives of two years. The contracts had remaining useful lives equal to their contractual length, which ranged from one to three years at the acquisition date.

Amortization expense of the contracts for the year ended December 31, 2003 and the three months ended March 31, 2004 (unaudited), totaled $141,000 and $53,000, respectively. For the years ending December 31,

PRN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

2004, 2005 and 2006 amortization expense of the acquired intangible assets will be $196,000, $188,000 and $63,000, respectively. No additional amortization will be charged thereafter. Accumulated amortization on these assets totaled $141,000 and $194,000 as of December 31, 2003 and March 31, 2004 (unaudited), respectively.

NOTE 4 – SIGNIFICANT CUSTOMER RELATIONSHIP

The Company derives a substantial portion of its revenues through the operation of the PRN Network installed in the stores of a national retail chain. Revenues from contracts entered into directly with this retailer accounted for 39%, 39%, 35%, 36% and 37% of our total revenues for the years ended December 31, 2001, 2002 and 2003 and for the three months ended March 31, 2003 and 2004 (unaudited). Revenues from contracts entered into with third-party advertisers purchasing airtime or creative services for the PRN Network in this retailer’s stores accounted for an additional 51%, 53%, 54%, 53% and 50% of our total revenues for the years ended December 31, 2001, 2002 and 2003 and the three months ended March 31, 2003 and 2004 (unaudited). Accounts receivable from this retailer were $8.5 million, $13.4 million and $7.8 million as of December 31, 2002 and 2003 and March 31, 2004 (unaudited).

NOTE 5 – PROPERTY AND EQUIPMENT

Property and equipment consists of the following (in thousands):

	December 31,		March 31, 2004
	2002	2003
			(unaudited)
PRN Network equipment	$10,176	$11,937	$12,870
Furniture, fixtures and other equipment	5,852	3,010	3,250
Software	3,250	3,835	3,923
Leasehold improvements	1,103	721	720

	20,381	19,503	20,763
Less: accumulated depreciation and amortization	(8,132)	(7,488)	(7,785)

	$12,249	$12,015	$12,978

Depreciation and amortization expense on property and equipment totaled $1.8 million, $2.9 million and $4.6 million for the years ended December 31, 2001, 2002 and 2003, respectively, and $1.0 million and $964,000 for the three months ended March 31, 2003 and 2004 (unaudited), respectively.

PRN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The presentation of operating expenses in the accompanying statements of operations excludes the following allocations of depreciation and amortization, which are presented separately. These amounts include amortization of intangible assets (in thousands):

	Year Ended December 31,			Three Months Ended March 31,
	2001	2002	2003	2003	2004
				(unaudited)
Distribution and operations	$976	$2,286	$4,167	$870	$836
Selling and marketing	463	383	353	99	108
General and administrative	213	87	104	29	34
Research and development	150	145	138	38	40

	$1,802	$2,901	$4,762	$1,036	$1,018

In 2001, the Company entered into an agreement with a retailer (the “Retailer”) to install PRN Network equipment in selected store locations. In January 2002, the Retailer filed for Chapter 11 bankruptcy protection. In order to fulfill this retailer agreement, the Company had purchased property and equipment totaling $15.3 million. Subsequent to the Retailer’s bankruptcy filing, the Retailer rejected its contract with the Company.

Due to the circumstances described above, the Company tested the related PRN Network equipment purchased for this Retailer contract for impairment. The Company’s analysis considered the expected future use or other disposition of the assets and utilized a probability weighted cash flow estimate for determining recoverability of their carrying values. As a result of its analysis, the Company concluded it was probable the carrying value of the related PRN Network equipment would not be recovered and a provision for impairment was required. As a result, the Company recorded an impairment charge of $10.9 million in 2002 to reduce the related PRN Network equipment to its estimated fair value. No further impairment occurred in 2003. The estimates used in calculating the amount of impairment were based on third party salvage and sales value information obtained by management. It is reasonably likely that these estimates could change and that the result of such a change in estimate could be material to future results of operations.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Proceedings

The Company is subject to various claims occurring in the normal course of its business. However, as of December 31, 2003 there is no current proceeding or litigation that the Company believes will have a material adverse impact on its business, financial condition, results of operations or cash flows.

PRN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Leases

The Company leases certain equipment and office space under operating lease agreements. Future net minimum lease payments under non-cancelable operating leases with a remaining lease term of greater than one year are as follows (in thousands):

Years ending December 31:
2004	$1,186
2005	1,007
2006	955
2007	938
Thereafter	2,975

$7,061

Total rent expense under all operating leases totaled approximately $1.4 million, $1.3 million, $1.4 million, $321,000 and $323,000 during the years ended December 31, 2001, 2002 and 2003, and the three months ended March 31, 2003 and 2004 (unaudited), respectively.

NOTE 7 – REDEEMABLE CONVERTIBLE PREFERRED STOCK

The following paragraphs describe the significant rights of the redeemable convertible preferred stock holders as of December 31, 2003. As described more fully in Note 11, significant modifications were made to these rights subsequent to December 31, 2003.

Holders of series B, C, D and E redeemable convertible preferred stock are entitled to receive annual non cumulative cash dividends of $0.67, $0.68, $2.00 and $0.72 per share, respectively, when and as declared by the Company’s board of directors. No cash dividends have been declared through December 31, 2003. The holders of series B, C, D and E redeemable convertible preferred stock have voting rights equivalent to the number of class A common shares into which such shares are convertible.

Each share of series B, series C, series D and series E redeemable convertible preferred stock is convertible into 1.08, 1.02, 1.00 and 1.00 shares, respectively, of class A common stock at the option of the stockholder, subject to certain anti-dilution adjustments. All series of redeemable convertible preferred stock are subject to automatic conversion into class A common stock in the event the Company consummates an underwritten public offering meeting certain minimum criteria as reflected in the following table (in thousands, except per share amounts):

	Minimum Gross Proceeds of Offering	Minimum Price Per Share
Series B	$20,000	$12.60
Series C	20,000	12.60
Series D	40,000	37.50
Series E	40,000	18.00

The affirmative vote of holders of not less than 50% of the series E redeemable convertible preferred shares then outstanding is required to 1) issue any equity securities senior to the series E redeemable convertible

PRN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

preferred shares; 2) amend or repeal any provision of, or add any provision to, the Company’s Certificate of Incorporation or by-laws if such action would alter or change the preferences, rights, privileges or powers of, or the restrictions provided for the benefit of the series E redeemable convertible preferred stockholders; 3) redeem any other equity securities (except redeemable convertible preferred stock pursuant to the terms in the Company’s Certificate of Incorporation) of the Company or pay dividends; and 4) incur certain third party indebtedness of greater than $25 million.

The affirmative vote of holders of certain majorities as specified in the Company’s Certificate of Incorporation of the series B, series C, and series D redeemable convertible preferred stock then outstanding is needed to amend or repeal any provision of, or add any provision to, the Company’s Certificate of Incorporation or by-laws if such action would alter or change the preferences, rights, privileges or powers of, or the restrictions provided for the benefit of the series B, series C, and series D redeemable convertible preferred stockholders.

In the event of a liquidation or winding up of the Company, the holders of the series E redeemable convertible preferred stock are entitled to receive a minimum of $19.80 per share prior to any distributions to series A convertible preferred, series B, series C and series D redeemable convertible preferred and common stockholders. The holders of the series B, series C and series D redeemable convertible preferred stock are entitled to receive an amount in cash equal to $8.40, $8.50 and $25.00 per share, respectively, plus 8%, compounded annually from the original date of issuance, prior to any distributions to series A convertible preferred or common stockholders. After payment of the full amount of the liquidating distribution to which any holder of series B, series C, series D and series E redeemable convertible preferred stock is entitled, the holder is not entitled to any further participation in any distribution of assets by the Company.

Upon written notice on or after August 14, 2004 and prior to August 14, 2006, holders of series E redeemable convertible preferred stock can request that the Company redeem their shares at a minimum of $19.80 per share. Also, upon written notice on or after August 14, 2004 and prior to August 14, 2006 holders of series B, series C and series D redeemable convertible preferred stock can request, subject to the senior rights of series E redeemable convertible preferred stock, that the Company redeem their shares at $8.40, $8.50 and $25.00 per share, respectively, plus 8%, compounded annually from the original date of issuance of shares of each such series (“Redemption Value”). The difference between the carrying value of the redeemable convertible preferred stock and the Redemption Value is being accreted using the interest method.

The Company issued 3,889,226 shares of series E redeemable convertible preferred stock together with warrants to purchase 899,987 shares of class A common stock at $0.01 per share in August 2001. In January 2002, the Company issued 833,334 additional shares together with warrants to purchase 192,857 shares of class A common stock at $0.01 per share. The shares and warrants were issued in exchange for cash of $9.00 per share of series E redeemable convertible preferred stock, with net proceeds of $32.5 million and $7.4 million to the Company in 2001 and 2002, respectively. Management calculated a combined value for the warrants of $4.5 million in 2001 and $962,000 in 2002, using the Black-Scholes pricing model assuming an estimated risk-free interest rate of 5.0%, 0.7 expected volatility, expected lives of five to ten years, and a zero dividend yield. The value assigned to the warrants was recorded to additional paid-in capital in the accompanying consolidated balance sheets.

PRN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

NOTE 8 – STOCKHOLDERS’ EQUITY

Convertible Preferred Stock

Holders of series A convertible preferred stock are entitled to receive an annual noncumulative cash dividend of $0.50 per share, when and as declared by the Company’s board of directors. No dividends have been declared through December 31, 2003.

The series A convertible preferred stock has voting rights equivalent to the number of class A common shares into which such shares are convertible. Each share of series A convertible preferred stock is convertible into one share of class A common stock at the option of the stockholder, subject to certain antidilution adjustments. In the event that the Company consummates an underwritten public offering of common stock with an aggregate offering price to the public of at least $7.5 million, each share of series A convertible preferred stock will automatically be converted into class A common stock.

In the event of a liquidation or winding up of the Company, the holders of series A convertible preferred stock are entitled to receive, subject to the senior rights of the series B, series C, series D and series E redeemable convertible preferred stockholders, an amount in cash equal to $8.40 per share plus all dividends accrued and unpaid through the date fixed for the distribution of the assets of the Company. After payment of the full amount of the liquidating distribution to which any holder of series A convertible preferred stock is entitled, the holder is not entitled to any further participation in any distribution of assets by the Company.

Common Stock

The Company is authorized to issue 24,959,300 class A and 2,040,700 class B common shares. Each share of class B common stock is convertible into one share of class A common stock at the option of the holder. The class B common stock has voting rights equivalent to twenty-five times the number of class A common shares into which it is convertible.

Certain minority stockholders retain contractual rights under the terms of various stock purchase agreements entered into upon issuance of their respective holdings. These rights include the right to purchase a pro-rata share of any new shares issued by the Company.

As of December 31, 2003, shares of class A common stock authorized and unissued are reserved for the following (in thousands):

Conversion of series A convertible preferred stock	1,279
Conversion of series B redeemable convertible preferred stock	643
Conversion of series C redeemable convertible preferred stock	1,740
Conversion of series D redeemable convertible preferred stock	200
Conversion of series E redeemable convertible preferred stock	4,723
Option plans	4,415
Issuance of class A common stock upon exercise of warrants	1,154
Conversion of series A convertible preferred stock upon exercise of warrants	30
Conversion of series B redeemable convertible preferred stock upon exercise of warrants	129
Conversion of series C redeemable convertible preferred stock upon exercise of warrants	887

15,200

PRN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Warrants

Warrants outstanding as of December 31, 2003 consist of the following (in thousands, except per share amounts):

Type of Stock	Number of Shares	Exercise Price Per Share	Warrant Expiration Dates
Class A common stock	1,154	$0.01-$1.00	January 2004 through January 2012
Series A convertible preferred stock	30	$8.40	March 2007
Series B redeemable convertible preferred stock	119	$8.40	January 2004
Series C redeemable convertible preferred stock	870	$8.50	December 2004 through June 2009

Stock Option Plans

In April 1992, the Company’s board of directors and stockholders approved the 1992 Stock Option Plan (the “1992 Plan”). Under the 1992 Plan, the Company is authorized to grant incentive and non-statutory stock options to purchase up to 2,030,000 shares of class A common stock.

In February 1997, the Company’s board of directors and stockholders approved the 1997 Stock Option Plan (the “1997 Plan”). Under the 1997 Plan, as amended, the Company is authorized to grant incentive and non-statutory stock options to purchase up to 4,600,000 shares of class A common stock plus any unissued shares under the 1992 Plan. The 1992 Plan and 1997 Plan are collectively referred to herein as the “Plans.”

Individuals owning more than 10% of the Company’s class A common stock are not eligible to receive stock options unless the option’s price is at least 110% of the fair value of the class A common stock on the date of grant as determined by the Company’s board of directors and the term of the option cannot exceed five years from the date of grant. Incentive stock options issued to holders of less than 10% of the Company’s class A common stock must be granted at the fair value of the class A common stock on the date of grant as determined by the Company’s board of directors and with expirations not to exceed ten years from the date of grant. The option price for non statutory stock options is determined by the board of directors at an amount of not less than 85% of fair value of the class A common stock on the date of grant.

Under the terms of the Plans, option vesting provisions are established by the Company’s board of directors when options are granted (generally over four years beginning on the date of grant), and unexercised incentive stock options are generally canceled within 30 days of termination of the optionee’s employment with the Company.

PRN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

Option activity under the Plans is summarized as follows (in thousands, except per share amounts):

	Shares Available for Grant	Outstanding Options
		Number of Shares	Weighted- Average Exercise Price Per Share
Balance as of December 31, 2000	799	3,366	$2.55
Granted	(853)	853	$5.20
Exercised	—	(467)	$1.00
Canceled	264	(264)	$2.16

Balance as of December 31, 2001	210	3,488	$3.42
Granted	(337)	337	$7.31
Exercised	—	(10)	$1.15
Canceled	232	(232)	$3.90

Balance as of December 31, 2002	105	3,583	$3.76
Increase in authorized shares	750	—
Granted	(373)	373	$7.31
Exercised	—	(23)	$2.54
Canceled	120	(120)	$5.84

Balance as of December 31, 2003	602	3,813	$4.05

Balance as of March 31, 2004 (unaudited)	379	3,868	$4.55

The following table summarizes information concerning outstanding and exercisable options as of December 31, 2003 (shares in thousands):

	Options Outstanding			Options Exercisable
Per Share Prices	Number	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price Per Share	Number Exercisable	Weighted- Average Exercise Price Per Share
$0.29 – 1.00	1,436	4.19	$0.92	1,431	$0.92
$3.00 – 5.00	1,334	7.04	$4.52	1,025	$4.32
$7.31 – 8.50	1,043	7.95	$7.77	563	$8.14

	3,813	6.21	$4.05	3,019	$3.44

PRN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

The following table summarizes information concerning outstanding and exercisable options as of March 31, 2004 (shares in thousands) (unaudited):

	Options Outstanding			Options Exercisable
Per Share Prices	Number	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price Per Share	Number Exercisable	Weighted- Average Exercise Price Per Share
$0.29 – 1.00	1,270	4.48	$1.00	1,270	$1.00
$3.00 – 5.00	1,331	6.79	$4.52	1,089	$4.42
$7.31 – 9.50	1,267	7.87	$8.13	608	$8.11

	3,868	6.39	$4.55	2,967	$3.71

Pro Forma Net Income Per Share (Unaudited)

A reconciliation of net loss attributable to common stockholders, as reported to pro forma net income and the weighted average numbers of shares used to calculate pro forma basic and diluted net income per share follows (in thousands):

	Year Ended December 31, 2003	Three Months Ended March 31, 2004
Numerator:
Net loss attributable to common stockholders, as reported	$(15,867)	$(6,716)
Add: accretion of redeemable convertible preferred stock and warrants	25,955	7,683

Pro forma net income	$10,088	$967

Denominator:
Weighted-average common shares used in per share calculation, basic and diluted as reported	5,681	5,847
Add: shares assumed issued to fund redemption of one-half of the outstanding series E redeemable convertible preferred stock	3,188	3,188
Add: conversion of remaining convertible preferred stock and redeemable convertible preferred stock	6,223	6,223
Add: shares issued on mandatory exercise of certain warrants	2,824	2,824

Weighted-average common shares used in pro forma basic share calculation	17,916	18,082

Add: common stock equivalents from exercise of stock warrants and stock options	1,782	1,982

Weighted-average common shares used in pro forma diluted share calculation	19,698	20,064

Options and warrants to purchase 1,287,403 and 530,582 shares of common stock in 2003 and the three months ended March 31, 2004 (unaudited), respectively, were not included in the computation of pro forma

PRN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

diluted net income per share because the options’ exercise prices were greater than the estimated average fair market value of the common shares.

NOTE 9 – INCOME TAXES

The components of the provision for income taxes are as follows (in thousands):

	Year Ended December 31,
	2001	2002	2003
Current:
Federal	$—	$—	$159
State	—	225	(19)

	—	225	140
Deferred:
Federal	—	—	—
State	—	—	—

Total provision for income taxes	$—	$225	$140

Deferred tax assets (liabilities) consist of the following (in thousands):

	Year Ended December 31,
	2001	2002	2003
Net operating loss carryforwards	$8,635	$7,654	$4,549
Impairment of PRN Network equipment not currently deductible for income tax purposes	—	3,140	1,925
Other expenses not currently deductible for income tax purposes	6	194	1,145
Depreciation and amortization	—	—	929
Tax credits	—	—	374

Gross deferred tax assets	8,641	10,988	8,922
Valuation allowance	(8,641)	(10,988)	(8,922)

Net deferred tax assets	$—	$—	$—

Reconciliation of the statutory federal income tax to the Company’s effective tax:

	Year Ended December 31,
	2001	2002	2003
Tax at federal statutory rate	(34.0)%	(34.0)%	34.0%
State income taxes, net of federal benefit	(3.3)	3.9	5.8
Tax credits	—	—	(9.7)
Change in valuation allowance	22.1	33.6	(28.8)
Other	15.2	0.4	0.1

	0.0%	3.9%	1.4%

PRN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

During the years ended December 31, 2001, 2002 and 2003, the valuation allowance decreased by $1.9 million, increased by $2.3 million, and decreased by $2.1 million, respectively.

At December 31, 2003, the Company has net operating loss carryforwards for federal income tax purposes of approximately $12.2 million, which expire in varying amounts from 2018 through 2020, and net operating loss carryforwards for state income tax purposes of approximately $7.2 million, which expire in varying amounts from 2004 through 2017. Because of the “change in ownership” provisions of the Tax Reform Act of 1986, a portion of the Company’s net operating loss carryforwards and tax credit carryforwards may be subject to an annual limitation regarding their utilization against taxable income in future periods. At December 31, 2003, the Company also had $326,000 of California Enterprise Zone credits that carry forward indefinitely.

NOTE 10 – RELATED PARTY TRANSACTIONS

Concurrent with the issuance of the series E redeemable convertible preferred stock in August 2001, the Company entered into a Director Retention Agreement with its former chief executive officer whereby the former chief executive officer retained his position as Chairman of the board of directors of the Company, but ceased to serve as chief executive officer. In connection with this agreement, the Company repurchased $5 million of the former chief executive officer’s class B common stock for $5.48 per share and the former chief executive officer’s remaining shares of class B common were converted to class A common stock.

The Company subsequently terminated the Director Retention Agreement and, pursuant to its terms, repurchased another $1.0 million of the former chief executive officer’s common stock at $5.48 per share. Of the total amounts paid by the Company in the above transactions, $360,000 was deemed severance compensation and is included in general and administrative expenses for the year ended December 31, 2001.

The Company paid to a series E redeemable convertible preferred stockholder $400,000 in advisory fees and $175,000 as reimbursement for fees and expenses in connection with their purchase of series E redeemable convertible preferred stock in August 2001.

The Company paid $1.7 million to an affiliate of one of the Company’s board members in advisory fees in connection with the Company’s sale of series E redeemable convertible preferred stock in August 2001 and $200,000 in advisory fees in connection with strategic initiatives in December 2002.

NOTE 11 – SUBSEQUENT EVENTS

On April 26, 2004, the board of directors reserved 300,000 shares of the Company’s common stock for issuance under the 2004 employee stock purchase plan. On May 3, 2004, the board of directors reserved 2,100,000 shares of the Company’s common stock for issuance under the 2004 stock incentive plan.

On May 4, 2004, the Company entered into an agreement with holders of series E redeemable convertible preferred stock to modify some of their existing rights and obligations, including the redemption and conversion terms of the series E redeemable convertible preferred stock. The holders of series E redeemable convertible preferred stock agreed to delay the date upon which they could request redemption of their series E redeemable convertible preferred stock from August 14, 2004 to March 31, 2006, to reduce the minimum price per share at which their shares of series E redeemable convertible preferred stock will automatically convert upon an initial public offering of the Company’s common stock and to modify certain other rights. In exchange, the Company agreed to issue to holders of series E redeemable convertible preferred stock warrants to purchase an aggregate of 1,400,000 shares of class A common stock at an exercise price of $0.01 per share. These warrants only become

PRN CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Continued)

exercisable in the case of an initial public offering, in which case they will automatically be exercised at the closing of the offering. The Company also agreed to redeem upon an initial public offering half of the outstanding shares of series E redeemable convertible preferred stock, an aggregate of 2,361,276 shares, at a price equal to the greater of $18.90 per share or the price per share at which the Company sells its common stock in an initial public offering. Each share of series E redeemable convertible preferred stock not otherwise to be redeemed will automatically convert into one share of common stock upon completion of this offering. If series E redeemable convertible preferred shares are not redeemed by August 14, 2004, the redemption price increases at a rate of 15% per annum until the Company redeems the shares. Prior to this modification of redemption rights, the original price at which shares were to be redeemed by the Company was $19.80 per share. The conversion rights of the series E redeemable convertible preferred stock were not otherwise changed, and each share continues to be convertible into one share of the Company’s common stock. On July 15, 2004, the Company reached an agreement with the holders of the series E redeemable convertible preferred stock to further reduce the minimum price per share at which the series E redeemable convertible preferred stock would automatically convert upon an initial public offering of the Company’s common stock to $13.00.

Consistent with the terms of a liquidation distribution agreement dated August 2001, as supplemented by an agreement dated May 4, 2004, a portion of the series E redemption amount equal to $0.90 per share, having an aggregate value of $2,125,148 based on the number of shares of series E redeemable convertible preferred stock to be redeemed following the offering, will be retained by the Company and separately distributed 50% to holders of series B, C and D redeemable convertible preferred stock based on their relative liquidation preferences and 50% to members of management.

In connection with the modification of the series E redeemable convertible preferred stock, the Company’s certificate of incorporation was changed such that the date upon which the remaining holders of series of redeemable convertible preferred stock could request redemption of their shares was also delayed to March 31, 2006.

On June 4, 2004, the Company entered into an agreement with holders of series D redeemable convertible preferred stock to modify some of their existing rights and obligations, including the conversion terms of the series D redeemable convertible preferred stock. The holders of series D redeemable convertible preferred stock agreed to reduce the minimum price per share at which their shares of series D redeemable convertible preferred stock will automatically convert upon an initial public offering of the Company’s common stock. In exchange, the Company agreed to issue to holders of series D redeemable convertible preferred stock warrants to purchase an aggregate of 282,322 shares of class A common stock at an exercise price of $0.01 per share. These warrants only become exercisable in the case of an initial public offering, in which case they will automatically be exercised at the closing of the offering. The redemption and conversion rights of the series D redeemable convertible preferred stock were not otherwise changed, and each share continues to be convertible into one share of the Company’s common stock. On July 22, 2004, the Company reached an agreement with the holders of the series D redeemable convertible preferred stock to further reduce the minimum price per share at which the series D redeemable convertible preferred stock would automatically convert upon an initial public offering of the Company’s common stock to $13.00.

The agreements with holders of series D and series E redeemable convertible preferred stock described above represent substantial modifications to the related instruments’ existing terms. The Company will record, as a non-cash deemed dividend, an aggregate amount of up to approximately $21 million in connection with these modifications. The amount of the deemed dividend is subject to final determination of the value of the modified redeemable convertible preferred securities and warrants. The deemed dividend will be presented as a reduction in arriving at net income (loss) available to common stockholders in the calculation of earnings (loss) per common share during the period of the deemed distributions.

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Targeted Media

Target the Nation
Advertise products in all 210 media markets
Everything for the 4th!
Target by region
Advertise snow tires during winter months in the Northeast states.
Is your car ready for Winter?
Feliz Cinco de Mayo!
Target by demographic
Advertise products in heavily hispanic areas.
Target the top 25 media markets
Advertise a new movie release in the major markets.

Media Where It Matters™

PRN™

7,000,000 Shares

Common Stock

PROSPECTUS

, 2004

LEHMAN BROTHERS

CREDIT SUISSE FIRST BOSTON

UBS INVESTMENT BANK

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

The following table sets forth the various expenses expected to be incurred by the Registrant in connection with the sale and distribution of the securities being registered hereby, other than underwriting discounts and commissions. All amounts are estimated except the Securities and Exchange Commission registration fee, the National Association of Securities Dealers, Inc. filing fee and the Nasdaq National Market listing fee.

Securities and Exchange Commission registration fee	$16,829
National Association of Securities Dealers, Inc. filing fee	13,783
Nasdaq National Market listing fee	105,000
Blue Sky fees and expenses	10,000
Accounting fees and expenses	500,000
Legal fees and expenses	750,000
Printing and engraving fees	180,000
Registrar and Transfer Agent’s fees	15,000
Miscellaneous fees and expenses	9,388

Total	$1,600,000

*	To be filed by amendment

Item 14.    Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law provides for the indemnification of officers, directors and other corporate agents in terms sufficiently broad to indemnify such persons under certain circumstances for liabilities (including reimbursement for expenses incurred) arising under the Securities Act of 1933, as amended (the “Act”). Article IX of the Registrant’s Amended and Restated Certificate of Incorporation (Exhibit 3(i).3 hereto) and Article 5 of the Registrant’s Amended and Restated By-laws (Exhibit 3(ii).2 hereto) provide for indemnification of the Registrant’s directors, officers, employees and other agents to the extent and under the circumstances permitted by the Delaware General Corporation Law. The Registrant has also entered into agreements with its directors and officers and intends to enter into indemnification agreements with its future directors and officers that will require the Registrant, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers to the fullest extent allowed. The Underwriting Agreement (Exhibit 1.1) provides for indemnification by the underwriters of the Registrant, its directors and officers, and by the Registrant of the underwriters, for certain liabilities, including liabilities arising under the Act and affords certain rights of contribution with respect thereto.

Item 15.    Recent Sales of Unregistered Securities

On various dates between March 1, 2001 and March 31, 2004, we issued 433,979 shares of our common stock to employees and directors pursuant to the exercise of options granted under our 1992 stock option plan and our 1997 stock option plan. We have issued and sold 4,722,560 shares of series E redeemable convertible preferred stock and warrants to purchase 1,092,844 shares of class A common stock at an exercise price of $0.01 per share. We intend to issue and sell warrants to purchase 1,682,322 shares of class A common stock at an exercise price of $0.01 per share.

The sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act, or Regulation D promulgated thereunder, or Rule 701 promulgated under Section 3(b) of the Securities Act, as transactions by an issuer not involving a public offering or transactions pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the share certificates and instruments issued in such transactions. All recipients had adequate access, through their relationship with the Registrant, to information about the Registrant.

Item 16.    Exhibits and Financial Statement Schedules

(a) Exhibits

Exhibit Number	Description

1.1**	Form of Underwriting Agreement.

3(i).1**	Amended and Restated Certificate of Incorporation of the Registrant.

3(i).2.1**	Certificate of Amendment of Certificate of Incorporation.

3(i).2.2	Certificate of Amendment of Certificate of Incorporation.

3(i).3**	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon closing of the offering to which this Registration Statement relates.

3(ii).1**	By-Laws of the Registrant.

3(ii).2**	Form of Amended and Restated By-laws of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates.

4.1**	Specimen Common Stock Certificate.

4.2**	Form of Warrant to Purchase Class A Common Stock of PRN Corporation dated August 2001, as amended.

4.3**	Form of Warrant to Purchase Class A Common Stock of Qorvis Media Group, Inc.

4.4**	Form of Warrant to Purchase Class A Common Stock of PRN Corporation dated May 2004.

4.5**	Warrant to Purchase Series C Preferred Stock of Qorvis Media Group, Inc. dated April 15, 1999.

4.6**	Warrant to Purchase Series C Preferred Stock of Qorvis Media Group, Inc. dated June 4, 1999.

4.7**	Warrant to Purchase Series C Preferred Stock of Qorvis Media Group, Inc. dated December 13, 1999.

5.1**	Opinion of Pillsbury Winthrop LLP.

10.1**	Form of Indemnification Agreement between the Registrant and its officers and directors.

10.2**	1992 Stock Option Plan and form of agreements thereunder.

10.3**	1997 Stock Option Plan and form of agreements thereunder.

10.4**	Form of 2004 Stock Incentive Plan and form of agreements thereunder.

10.5**	Form of 2004 Employee Stock Purchase Plan.

10.6**	Restated Investor Rights Agreement, dated as of August 14, 2001 and amendments thereto.

10.7**	Sublease, dated May 16, 2003, between the Registrant and CMP Media LLC.

10.8+	Third Amended and Restated Retail Media Network Agreement, dated as of April 1, 2003, between Premier Retail Networks, Inc. and Wal-Mart Stores, Inc.

21.1**	List of Subsidiaries.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

Exhibit Number	Description

23.2**	Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1).

24.1**	Power of Attorney.

24.2**	Power of Attorney of James A. Caccavo.

99.1**	Consent of Nielsen Media Research.

99.2**	Consent of James A. Wiatt.

**	Previously filed.
+	Confidential treatment has been requested for a portion of this exhibit.

(b) Financial Statement Schedule

Independent Auditors’ Report on Schedule

Schedule II — Valuation and Qualifying Accounts

Other schedules are omitted because they are not required.

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

(For the Years Ended December 31, 2001, 2002 and 2003

(in thousands)

	Balance at Beginning of Period	Additions	Deductions	Balance at End of Period
Allowance for doubtful accounts receivable:
Year ended December 31, 2001	$570	$—	$92	$478
Year ended December 31, 2002	$478	$—	$15	$463
Year ended December 31, 2003	$463	$300	$133	$630

Report of Ernst & Young LLP

Independent Registered Public Accounting Firm, on Financial Statement Schedule

To the Board of Directors and Stockholders of

PRN Corporation

We have audited the consolidated financial statements of PRN Corporation as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 and have issued our report thereon dated March 26, 2004, except for Note 11, as to which the date is July 22, 2004, (included elsewhere in this Registration Statement). Our audits also included the financial statement schedule listed in Item 16(b) of this Registration Statement. This schedule is the responsibility of the Company’s management. Our responsibility is to express an opinion based on our audits.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

/s/    Ernst & Young LLP

San Francisco, California

March 26, 2004

Item 17.    Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the “Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Act, each post effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	It will provide to the underwriters at the closing(s) specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Amendment No. 5 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Francisco, State of California, on the 2nd day of August, 2004.

PRN Corporation

By	/s/ CHARLES A. NOONEY
Charles A. Nooney Chief Executive Officer and Chairman of the Board

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 5 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Name	Title	Date

/s/ CHARLES A. NOONEY Charles A. Nooney	Chief Executive Officer and Chairman of the Board (Principal Executive Officer)	August 2, 2004

/s/ ARTHUR J. SONGEY Arthur J. Songey	Chief Financial Officer (Principal Financial and Accounting Officer)	August 2, 2004

* James A. Caccavo	Director	August 2, 2004

* Daniel W. O’Connor	Director	August 2, 2004

* Stephen D. Royer	Director	August 2, 2004

* Enrique F. Senior	Director	August 2, 2004

* William J. Wynperle	Director	August 2, 2004

*	/s/ CHARLES A. NOONEY
Attorney-in-Fact

EXHIBIT INDEX

Exhibit Number	Description

1.1**	Form of Underwriting Agreement.

3(i).1**	Amended and Restated Certificate of Incorporation of the Registrant.

3(i).2.1**	Certificate of Amendment of Certificate of Incorporation.

3(i).2.2	Certificate of Amendment of Certificate of Incorporation.

3(i).3**	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates.

3(ii).1**	By-Laws of the Registrant.

3(ii).2**	Form of Amended and Restated By-laws of the Registrant, to be effective upon the closing of the offering to which this Registration Statement relates.

4.1**	Specimen Common Stock Certificate.

4.2**	Form of Warrant to Purchase Class A Common Stock of PRN Corporation dated August 2001, as amended.

4.3**	Form of Warrant to Purchase Class A Common Stock of Qorvis Media Group, Inc.

4.4**	Form of Warrant to Purchase Class A Common Stock of PRN Corporation dated May 2004.

4.5**	Warrant to Purchase Series C Preferred Stock of Qorvis Media Group, Inc. dated April 15, 1999.

4.6**	Warrant to Purchase Series C Preferred Stock of Qorvis Media Group, Inc. dated June 4, 1999.

4.7**	Warrant to Purchase Series C Preferred Stock of Qorvis Media Group, Inc. dated December 13, 1999.

5.1**	Opinion of Pillsbury Winthrop LLP.

10.1**	Form of Indemnification Agreement between the Registrant and its officers and directors.

10.2**	1992 Stock Option Plan and form of agreement thereunder.

10.3**	1997 Stock Option Plan and form of agreements thereunder.

10.4**	Form of 2004 Stock Incentive Plan and form of agreements thereunder.

10.5**	Form of 2004 Employee Stock Purchase Plan.

10.6**	Restated Investor Rights Agreement, dated as of August 14, 2001 and amendments thereto.

10.7**	Sublease, dated May 16, 2003, between the Registrant and CMP Media LLC.

10.8+	Third Amended and Restated Retail Media Network Agreement, dated as of April 1, 2003, between Premier Retail Networks, Inc. and Wal-Mart Stores, Inc.

21.1**	List of Subsidiaries.

23.1	Consent of Ernst & Young LLP, independent registered public accounting firm.

23.2**	Consent of Pillsbury Winthrop LLP (included in Exhibit 5.1).

24.1**	Power of Attorney.

24.2**	Power of Attorney of James A. Caccavo.

99.1**	Consent of Nielsen Media Research.

99.2**	Consent of James A. Wiatt.

**	Previously filed.
+	Confidential treatment has been requested for a portion of this exhibit.